SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
01/01/2020 to 12/31/2020	9
01/01/2019 to 12/31/2019	10
Statement of Value Added	11
Consolidated Financial Statements
Balance Sheet – Assets	12
Balance Sheet - Liabilities	13
Statement of Income	14
Statement of Comprehensive Income	15
Statement of Cash Flows	16
Statement of Changes in Shareholders’ Equity
01/01/2020 to 12/31/2020	18
01/01/2019 to 12/31/2019	19
Statement of Value Added	20
Comments on the Company’s Consolidated Performance	21
Notes to the quarterly financial information	33
Comments on the Performance of Business Projections	133
Reports and Statements
Unqualified Independent Auditors’ Review Report	136
Opinion of the Supervisory Board or Equivalent Body	141
Opinion or Summary Report, if any, of the Audit Committee (statutory or otherwise)	142
Officers Statement on the Financial Statements	143
Officers Statement on Auditor’s Report	144

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Year 12/31/2020
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	7,409,500
Preferred	0
Total	7,409,500

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current year 12/31/2020	Previous Year 12/31/2019
1	Total Assets	53,196,550	44,814,611
1.01	Current assets	14,879,594	9,719,866
1.01.01	Cash and cash equivalents	4,647,125	392,107
1.01.02	Financial investments	3,780,891	2,596,424
1.01.02.01	Financial investments measured a fair value through profit or loss	3,305,109	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,305,109	2,114,620
1.01.02.03	Financial investments at amortized cost	475,782	481,804
1.01.03	Trade receivables	1,549,703	1,691,643
1.01.04	Inventory	3,014,446	3,736,716
1.01.06	Recoverable taxes	1,381,853	1,129,584
1.01.08	Other current assets	505,576	173,392
1.01.08.03	Others	505,576	173,392
1.01.08.03.02	Prepaid expenses	94,782	82,664
1.01.08.03.03	Dividends receivable	329,413	33,447
1.01.08.03.04	Others	81,381	57,281
1.02	Non-current assets	38,316,956	35,094,745
1.02.01	Long-term assets	8,406,417	7,374,332
1.02.01.03	Financial investments at amortized cost	123,409	95,719
1.02.01.07	Deferred taxes assets	3,799,707	2,435,551
1.02.01.10	Other non-current assets	4,483,301	4,843,062
1.02.01.10.03	Recoverable taxes	738,431	1,907,420
1.02.01.10.04	Judicial deposits	221,016	224,300
1.02.01.10.05	Prepaid expenses	99,834	110,099
1.02.01.10.06	Receivable from related parties	1,907,877	1,558,194
1.02.01.10.07	Others	1,516,143	1,043,049
1.02.02	Investments	19,546,493	17,402,191
1.02.02.01	Equity interest	19,401,494	17,316,463
1.02.02.02	Investment Property	144,999	85,728
1.02.03	Property, plant and equipment	10,315,724	10,266,084
1.02.03.01	Property, plant and equipment in operation	8,598,597	8,685,330
1.02.03.02	Right of use in leases	64,659	44,173
1.02.03.03	Property, plant and equipment in progress	1,652,468	1,536,581
1.02.04	Intangible assets	48,322	52,138

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current year 12/31/2020	Previous Year 12/31/2019
2	Total Liabilities	53,196,550	44,814,611
2.01	Current liabilities	10,756,084	9,224,591
2.01.01	Payroll and related taxes	138,761	170,792
2.01.02	Trade payables	4,133,089	2,506,244
2.01.03	Tax payables	289,095	78,911
2.01.04	Borrowings and financing	3,858,493	4,396,840
2.01.05	Other payables	2,302,188	2,019,788
2.01.05.02	Others	2,302,188	2,019,788
2.01.05.02.04	Dividends and interests on shareholder´s equity	901,983	13,252
2.01.05.02.05	Advances from clients	196,595	72,404
2.01.05.02.06	Trade payables – Drawee risk	623,861	1,121,312
2.01.05.02.07	Lease liabilities	26,546	17,269
2.01.05.02.08	Other payables	553,203	795,551
2.01.06	Provisions	34,458	52,016
2.01.06.01	Provision for tax, social security, labor and civil risks	34,458	52,016
2.02	Non-current liabilities	32,527,015	25,415,476
2.02.01	Borrowings and financing	24,423,753	19,702,620
2.02.02	Other payables	771,292	356,942
2.02.02.02	Others	771,292	356,942
2.02.02.02.03	Lease liabilities	40,561	28,671
2.02.02.02.04	Derivative financial instruments	97,535	-
2.02.02.02.05	Trade payables	376,753	-
2.02.02.02.06	Other payables	256,443	328,271
2.02.04	Provisions	7,331,970	5,355,914
2.02.04.01	Provision for tax, social security, labor and civil risks	401,157	370,703
2.02.04.02	Other provisions	6,930,813	4,985,211
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	229,524	164,464
2.02.04.02.04	Pension and healthcare plan	758,426	912,184
2.02.04.02.05	Provision for losses on investments	5,942,863	3,908,563
2.03	Shareholders’ equity	9,913,451	10,174,544
2.03.01	Paid-up capital	6,040,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	4,431,200
2.03.04.01	Legal reserve	468,291	278,576
2.03.04.02	Statutory reserve	5,414,323	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.08	Other comprehensive income	(1,983,619)	1,170,624

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Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
3.01	Net Revenue from sales	14,184,409	11,601,406
3.02	Cost of sales	(11,755,186)	(11,285,668)
3.03	Gross profit	2,429,223	315,738
3.04	Operating (expenses)/income	(999,254)	363,304
3.04.01	Selling expenses	(676,518)	(542,393)
3.04.02	General and administrative expenses	(225,189)	(257,113)
3.04.04	Other operating income	423,803	426,599
3.04.05	Other operating expenses	(2,414,036)	(1,984,226)
3.04.06	Equity in results of affiliated companies	1,892,686	2,720,437
3.05	Income before financial results and income taxes	1,429,969	679,042
3.06	Financial income (expenses)	1,239,985	(1,367,202)
3.06.01	Financial income	1,776,821	264,529
3.06.02	Financial expenses	(536,836)	(1,631,731)
3.06.02.01	Net exchange differences over financial instruments	915,827	104,244
3.06.02.02	Financial expenses	(1,452,663)	(1,735,975)
3.07	Income before income taxes	2,669,954	(688,160)
3.08	Income tax and social contribution	1,124,341	2,477,227
3.09	Net income from continued operations	3,794,295	1,789,067
3.11	Net income for the year	3,794,295	1,789,067
3.99	Earnings (loss) per common share - (reais/share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	2.74926	1.29632
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	2.74926	1.29632

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
4.01	Net income for the year	3,794,295	1,789,067
4.02	Other comprehensive income	(3,154,243)	105,436
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries	(604)	(1,663)
4.02.02	(Loss) /Gain over pension plan	133,673	(111,532)
4.02.04	Cumulative translation adjustments for the year	581,175	32,922
4.02.10	(Loss)/gain on the percentage change in investments	6,102	(2,288)
4.02.11	(Loss)/gain cash flow hedge accounting, net of taxes	(5,537,174)	(604,828)
4.02.12	Cash flow hedge accounting reclassified to income upon realization, net of taxes	1,667,886	790,353
4.02.13	Gain (Loss) on net investment hedge from investments in subsidiaries	(4,824)	2,472
4.02.14	(Loss)/gain cash flow hedge accounting – “Platts”, net taxes, from investments in subsidiaries	(477)	-
4.03	Comprehensive income for the year	640,052	1,894,503

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
6.01	Net cash from operating activities	5,841,117	3,387,368
6.01.01	Cash from operations	1,473,189	(963,806)
6.01.01.01	Net income for the year	3,794,295	1,789,067
6.01.01.02	Financial charges in borrowing and financing raised	983,138	1,348,901
6.01.01.03	Financial charges in borrowing and financing granted	(41,076)	(56,253)
6.01.01.04	Depreciation, amortization and depletion	888,555	717,403
6.01.01.05	Equity in results of affiliated companies	(1,892,686)	(2,720,437)
6.01.01.06	Deferred taxes assets	(1,364,156)	(2,452,985)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	12,896	(180,214)
6.01.01.08	Monetary and exchange variations, net	811,785	764,983
6.01.01.10	Charges on lease liabilities	3,969	4,785
6.01.01.11	Write-off of property, plant and equipment right of use and Intangible assets	95	90,001
6.01.01.12	Provision for actuarial liability	(23,609)	(19,052)
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	15,088	(27,420)
6.01.01.14	PIS and Cofins credits	-	(116,379)
6.01.01.16	Unrealized loss (gains) on shares – Fair value through profit or loss	(1,203,068)	118,780
6.01.01.17	Accrued/(reversal) for consumption and services	(35,041)	(128,680)
6.01.01.18	Contractual agreements	-	(131,817)
6.01.01.19	Receivables by indemnity	(517,183)	-
6.01.01.20	Other provisions	40,187	35,511
6.01.02	Changes in assets and liabilities	4,367,928	4,351,174
6.01.02.01	Trade receivables - third parties	228,233	293,733
6.01.02.02	Trade receivables - related party	(89,448)	(36,758)
6.01.02.03	Inventory	722,270	(74,250)
6.01.02.04	Receivables - related parties/dividends	2,150,111	4,306,373
6.01.02.05	Recoverable taxes	969,882	36,652
6.01.02.06	Judicial deposits	50,058	31,295
6.01.02.09	Trade payables	1,898,790	(148,847)
6.01.02.10	Trade payables – Drawee risk	(497,451)	1,055,546
6.01.02.11	Payroll and related taxes	(32,031)	35,537
6.01.02.12	Tax payables	234,520	(37,623)
6.01.02.13	Payables to related parties	(220,464)	51,811
6.01.02.14	Advances from clients	-	402,176

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6.01.02.15	Interest paid	(1,051,557)	(1,400,496)
6.01.02.18	Interest received	1,590	-
6.01.02.19	Others	3,425	(163,975)
6.02	Net cash investment activities	(1,122,827)	(1,528,868)
6.02.01	Investments / AFAC / Acquisitions of Shares	(140,815)	(246,402)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(844,409)	(1,347,892)
6.02.10	Intercompany loans granted	(4,452,235)	(216,047)
6.02.11	Intercompany loans received	4,309,481	-
6.02.13	Financial Investments, net of redemption	5,151	305,473
6.02.15	Cash used to acquire interest in CBSI	-	(24,000)
6.03	Net cash used in financing activities	(463,272)	(2,006,246)
6.03.01	Borrowings and financing raised	80,744	3,448,534
6.03.02	Transactions cost - Borrowings and financing	(19,738)	(38,377)
6.03.03	Borrowings and financing – related parties	2,421,713	3,350,149
6.03.04	Amortization of borrowings and financing	(1,922,270)	(6,127,733)
6.03.05	Amortization of borrowings and financing - related parties	(985,575)	(1,303,443)
6.03.06	Dividends and interest on shareholder’s equity	(12,414)	(1,309,983)
6.03.07	Amortization of leases	(25,732)	(25,393)
6.05	Increase (decrease) in cash and cash equivalents	4,255,018	(147,746)
6.05.01	Cash and equivalents at the beginning of the year	392,107	539,853
6.05.02	Cash and equivalents at the end of the year	4,647,125	392,107

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2020 to 12/31/2020
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544
5.04	Capital transaction with shareholders	1,500,000	-	(1,500,000)	(901,145)	-	(901,145)
5.04.06	Dividends	-	-	-	(901,145)	-	(901,145)
5.04.08	Capital increase proposed	1,500,000	-	(1,500,000)	-	-	-
5.05	Total comprehensive income	-	-	-	3,794,295	(3,154,243)	640,052
5.05.01	Profit (loss) for the period	-	-	-	3,794,295	-	3,794,295
5.05.02	Other comprehensive income	-	-	-	-	(3,154,243)	(3,154,243)
5.05.02.04	Translation adjustments for the year	-	-	-	-	581,175	581,175
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	133,069	133,069
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	6,102	6,102
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(3,869,765)	(3,869,765)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(4,824)	(4,824)
5.06	Internal changes in shareholders’ equity	-	-	2,893,150	(2,893,150)	-	-
5.06.01	Constitution of reserves	-	-	2,893,150	(2,893,150)	-	-
5.07	Closing balance	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2019 to 12/31/2019
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735
5.04	Capital transaction with shareholders	-	-	-	(422,694)	-	(422,694)
5.04.06	Dividends	-	-	-	(424,903)	-	(424,903)
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity	-	-	-	2,209	-	2,209
5.05	Total comprehensive income	-	-	-	1,789,067	105,436	1,894,503
5.05.01	Profit (loss) for the period	-	-	-	1,789,067	-	1,789,067
5.05.02	Other comprehensive income	-	-	-	-	105,436	105,436
5.05.02.04	Translation adjustments for the year	-	-	-	-	32,922	32,922
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	(113,195)	(113,195)
5.05.02.07	(Loss) / gain on the percentage change in investments	-	-	-	-	(2,288)	(2,288)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	185,525	185,525
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	2,472	2,472
5.06	Internal changes in shareholders’ equity	-	-	1,366,373	(1,366,373)	-	-
5.06.01	Constitution of reserves	-	-	1,366,373	(1,366,373)	-	-
5.07	Closing balance	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
7.01	Revenues	17,881,996	14,597,894
7.01.01	Sales of products and rendering of services	17,636,193	14,496,929
7.01.02	Other revenues	222,291	91,357
7.01.04	Allowance for (reversal of) doubtful debts	23,512	9,608
7.02	Raw materials acquired from third parties	(15,069,539)	(13,783,622)
7.02.01	Cost of sales and services	(12,456,559)	(11,755,635)
7.02.02	Materials, electric power, outsourcing and other	(2,610,611)	(1,985,476)
7.02.03	Impairment/recovery of assets	(2,369)	(42,511)
7.03	Gross value added	2,812,457	814,272
7.04	Retentions	(886,519)	(717,403)
7.04.01	Depreciation, amortization and depletion	(886,519)	(717,403)
7.05	Value added created	1,925,938	96,869
7.06	Value added received	3,975,088	3,126,070
7.06.01	Equity in results of affiliates companies	1,892,686	2,720,437
7.06.02	Financial income	1,776,821	264,529
7.06.03	Others	305,581	141,104
7.06.03.01	Others and exchange gains	305,581	141,104
7.07	Value added for distribution	5,901,026	3,222,939
7.08	Value added distributed	5,901,026	3,222,939
7.08.01	Personnel	1,300,736	1,367,278
7.08.01.01	Salaries and wages	974,293	1,023,976
7.08.01.02	Benefits	262,967	273,927
7.08.01.03	Severance payment (FGTS)	63,476	69,375
7.08.02	Taxes, fees and contributions	(40,774)	(1,712,568)
7.08.02.01	Federal	(286,387)	(1,943,919)
7.08.02.02	State	245,613	231,351
7.08.03	Remuneration on third-party capital	846,769	1,779,162
7.08.03.01	Interest	1,452,663	1,735,975
7.08.03.02	Rental	4,353	6,325
7.08.03.03	Others	(610,247)	36,862
7.08.03.03.01	Others and exchange losses	(610,247)	36,862
7.08.04	Remuneration on Shareholders' capital	3,794,295	1,789,067
7.08.04.02	Dividends	901,145	424,903
7.08.04.03	Retained earnings (accumulated losses)	2,893,150	1,364,164

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current year 12/31/2020	Previous Year 12/31/2019
1	Total assets	63,002,149	50,869,276
1.01	Current assets	23,386,194	12,725,805
1.01.01	Cash and cash equivalents	9,944,586	1,088,955
1.01.02	Financial investments	3,783,362	2,633,173
1.01.02.01	Financial investments measured a fair value through profit or loss	3,305,109	2,114,620
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas’ shares	3,305,109	2,114,620
1.01.02.03	Financial investments at amortized cost	478,253	518,553
1.01.03	Trade receivables	2,867,352	2,047,931
1.01.04	Inventory	4,817,586	5,282,750
1.01.06	Recoverable taxes	1,605,494	1,282,415
1.01.08	Other current assets	367,814	390,581
1.01.08.03	Others	367,814	390,581
1.01.08.03.02	Prepaid expenses	211,027	203,733
1.01.08.03.03	Dividends receivable	38,088	44,554
1.01.08.03.04	Derivative financial instruments	-	1,364
1.01.08.03.05	Others	118,699	140,930
1.02	Non-current assets	39,615,955	38,143,471
1.02.01	Long-term assets	8,887,158	7,626,577
1.02.01.03	Financial investments at amortized cost	123,409	95,719
1.02.01.05	Inventory	347,304	144,499
1.02.01.07	Deferred taxes assets	3,874,946	2,473,304
1.02.01.10	Other non-current assets	4,541,499	4,913,055
1.02.01.10.03	Recoverable taxes	938,452	2,119,940
1.02.01.10.04	Judicial deposits	325,117	328,371
1.02.01.10.05	Prepaid expenses	129,455	139,927
1.02.01.10.06	Receivable from related parties	1,630,070	1,274,972
1.02.01.10.07	Others	1,518,405	1,049,845
1.02.02	Investments	3,695,780	3,584,169
1.02.02.01	Equity interest	3,535,906	3,482,974
1.02.02.02	Investment Property	159,874	101,195
1.02.03	Property, plant and equipment	19,716,223	19,700,944
1.02.03.01	Property, plant and equipment in operation	15,519,233	16,011,547
1.02.03.02	Right of use in leases	516,668	472,345
1.02.03.03	Property, plant and equipment in progress	3,680,322	3,217,052
1.02.04	Intangible assets	7,316,794	7,231,781

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current year 12/31/2020	Previous Year 12/31/2019
2	Total Liabilities	63,002,149	50,869,276
2.01	Current liabilities	14,725,696	11,619,957
2.01.01	Payroll and related taxes	282,630	317,510
2.01.02	Trade payables	4,819,539	3,012,654
2.01.03	Tax payables	2,058,362	541,027
2.01.04	Borrowings and financing	4,126,453	5,125,843
2.01.05	Other payables	3,357,639	2,526,444
2.01.05.02	Others	3,357,639	2,526,444
2.01.05.02.04	Dividends and interests on shareholder´s equity	946,133	13,252
2.01.05.02.05	Advances from clients	1,100,772	787,604
2.01.05.02.06	Trade payables – Drawee risk	623,861	1,121,312
2.01.05.02.07	Lease liabilities	93,626	35,040
2.01.05.02.08	Derivative financial instruments	8,722	-
2.01.05.02.09	Other payables	584,525	569,236
2.01.06	Provisions	81,073	96,479
2.01.06.01	Provision for tax, social security, labor and civil risks	81,073	96,479
2.02	Non-current liabilities	37,024,948	27,887,387
2.02.01	Borrowings and financing	31,144,200	22,841,193
2.02.02	Other payables	3,145,336	2,493,702
2.02.02.02	Others	3,145,336	2,493,702
2.02.02.02.03	Advances from clients	1,725,838	1,845,248
2.02.02.02.04	Lease liabilities	436,505	439,350
2.02.02.02.05	Derivative financial instruments	97,535	-
2.02.02.02.06	Trade payables	543,527	-
2.02.02.02.07	Other payables	341,931	209,104
2.02.03	Deferred taxes assets	618,836	589,539
2.02.04	Provisions	2,116,576	1,962,953
2.02.04.01	Provision for tax, social security, labor and civil risks	554,315	526,768
2.02.04.02	Other provision	1,562,261	1,436,185
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	803,835	524,001
2.02.04.02.04	Pension and healthcare plan	758,426	912,184
2.03	Shareholders’ equity	11,251,505	11,361,932
2.03.01	Paid-up capital	6,040,000	4,540,000
2.03.02	Capital reserves	32,720	32,720
2.03.04	Earnings reserves	5,824,350	4,431,200
2.03.04.01	Legal reserve	468,291	278,576
2.03.04.02	Statutory reserve	5,414,323	4,210,888
2.03.04.09	Treasury shares	(58,264)	(58,264)
2.03.08	Other comprehensive income	(1,983,619)	1,170,624
2.03.09	Profit attributable to the non-controlling interests	1,338,054	1,187,388

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
3.01	Net Revenue from sales	30,064,020	25,436,417
3.02	Cost of sales	(19,124,901)	(17,263,264)
3.03	Gross profit	10,939,119	8,173,153
3.04	Operating (expenses)/income	(5,224,682)	(4,631,236)
3.04.01	Selling expenses	(2,004,417)	(2,342,805)
3.04.02	General and administrative expenses	(504,458)	(511,065)
3.04.04	Other operating income	482,494	503,770
3.04.05	Other operating expenses	(3,270,056)	(2,406,851)
3.04.06	Equity in results of affiliated companies	71,755	125,715
3.05	Income before financial results and income taxes	5,714,437	3,541,917
3.06	Financial income (expenses)	(796,311)	(2,131,184)
3.06.01	Financial income	1,802,728	379,042
3.06.02	Financial expenses	(2,599,039)	(2,510,226)
3.06.02.01	Net exchange differences over financial instruments	277,156	52,565
3.06.02.02	Financial expenses	(2,876,195)	(2,562,791)
3.07	Income before income taxes	4,918,126	1,410,733
3.08	Income tax and social contribution	(625,508)	833,778
3.09	Net income from continued operations	4,292,618	2,244,511
3.11	Consolidated net income for the year	4,292,618	2,244,511
3.11.01	Net income attributable to the controlling interests	3,794,295	1,789,067
3.11.02	Net income attributable to the non-controlling interests	498,323	455,444
3.99	Earnings per share – (Reais / Share)	-	-
3.99.01	Basic earnings per share	-	-
3.99.01.01	Common shares	2.74926	1.29632
3.99.02	Diluted earnings per share	-	-
3.99.02.01	Common shares	2.74926	1.29632

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
4.01	Consolidated net income for the year	4,292,618	2,244,511
4.02	Other comprehensive income	(3,154,442)	105,537
4.02.01	Actuarial gains/(losses) over pension plan of subsidiaries	879	424
4.02.02	(Loss) /Gain over pension plan	132,059	(113,518)
4.02.04	Cumulative translation adjustments for the year	581,175	32,922
4.02.05	Cash flow hedge accounting - "Platts" reclassified to income upon realization	186,878	-
4.02.06	Losses from cash flow hegde accounting - "Platts", net of taxes	(187,423)	-
4.02.09	(Loss)/gain on the percentage change in investments	6,102	(2,288)
4.02.10	(Loss)/gain cash flow hedge accounting, net of taxes	(5,537,174)	(604,828)
4.02.11	Cash flow hedge reclassified to income upon realization, net of taxes	1,667,886	790,353
4.02.12	(Loss)/gain on hedge of net investment in foreign operations.	(4,824)	2,472
4.03	Consolidated comprehensive income for the year	1,138,176	2,350,048
4.03.01	Profit attributable to the controlling interests	640,052	1,894,503
4.03.02	Profit attributable to the non-controlling interests	498,124	455,545

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Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
6.01	Net cash from operating activities	9,576,874	4,871,879
6.01.01	Cash from operations	7,504,197	3,714,351
6.01.01.01	Net income attributable to the controlling interests	3,794,295	1,789,067
6.01.01.02	Net income of non-controlling shareholders	498,323	455,444
6.01.01.03	Financial charges in borrowing and financing raised	1,909,546	1,879,116
6.01.01.04	Financial charges in borrowing and financing granted	(32,684)	(58,728)
6.01.01.05	Depreciation, amortization and depletion	2,522,063	1,519,331
6.01.01.06	Equity in results of affiliated companies	(71,755)	(125,715)
6.01.01.07	Charges on lease liabilities	54,236	52,607
6.01.01.08	Deferred taxes assets	(1,426,696)	(2,398,400)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	4,405	(164,223)
6.01.01.10	Monetary and exchange variations, net	2,010,056	853,449
6.01.01.12	Contractual agreements	-	(131,817)
6.01.01.13	Write-off of property, plant and equipment right of use and Intangible assets	12,998	114,603
6.01.01.14	Accrued/(reversal) for consumption and services	(29,057)	(130,339)
6.01.01.15	Provision for actuarial liability	(24,019)	(20,194)
6.01.01.16	PIS and Cofins credits	-	(160,609)
6.01.01.17	Receivables by indemnity	(517,183)	-
6.01.01.18	Provision for environmental liabilities and decommissioning of assets	10,388	17,110
6.01.01.19	Unrealized loss (gains) on shares – Fair value through profit or loss	(1,203,068)	118,780
6.01.01.20	Other provisions	(7,651)	104,869
6.01.02	Changes in assets and liabilities	2,072,677	1,157,528
6.01.02.01	Trade receivables - third parties	(594,731)	49,338
6.01.02.02	Trade receivables - related party	49,412	(77,271)
6.01.02.03	Inventory	755,571	(218,242)
6.01.02.04	Receivables - related parties/dividends	90,306	99,276
6.01.02.05	Recoverable taxes	865,984	14,051
6.01.02.06	Judicial deposits	50,028	19,312
6.01.02.08	Trade payables	2,103,283	(354,288)
6.01.02.09	Trade payables – Drawee risk	(497,451)	1,055,546
6.01.02.10	Payroll and related taxes	(43,649)	36,271
6.01.02.11	Tax payables	1,654,135	280,413
6.01.02.12	Payables to related parties	12,019	1,956
6.01.02.13	Advances from clients	(10,011)	2,524,826
6.01.02.14	Interest paid	(1,922,130)	(2,039,112)
6.01.02.15	Derivative instrument cash settlement	(299,585)	-
6.01.02.17	Others	(140,504)	(234,548)

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Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

6.02	Net cash investment activities	(1,863,655)	(2,236,367)
6.02.01	Investments / Acquisitions of Shares	(132,197)	(209,832)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(1,683,839)	(2,215,883)
6.02.04	Receipt/(payment) in derivative transactions	-	(230)
6.02.06	Intercompany loans granted	(101,631)	(101,913)
6.02.07	Intercompany loans received	14,584	23,623
6.02.08	Financial Investments, net of redemption	39,428	289,213
6.02.11	Cash used to acquire interest in CBSI	-	(21,345)
6.03	Net cash used in financing activities	1,185,072	(3,788,864)
6.03.01	Borrowings and financing raised	8,085,902	10,068,627
6.03.02	Transactions cost - Borrowings and financing	(39,174)	(67,362)
6.03.05	Amortization of borrowings and financing	(6,448,658)	(11,775,093)
6.03.06	Amortization of leases	(103,648)	(94,727)
6.03.07	Dividends and interest on shareholder’s equity	(309,350)	(1,920,309)
6.04	Exchange rate on translating cash and cash equivalents	(42,660)	(5,697)
6.05	Increase (decrease) in cash and cash equivalents	8,855,631	(1,159,049)
6.05.01	Cash and equivalents at the beginning of the year	1,088,955	2,248,004
6.05.02	Cash and equivalents at the end of the year	9,944,586	1,088,955

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Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2020 to 12/31/2020
(R$ thousand)
Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.03	Adjusted opening balances	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932
5.04	Capital transaction with shareholders	1,500,000	-	(1,500,000)	(901,145)	-	(901,145)	(347,458)	(1,248,603)
5.04.06	Dividends	-	-	-	(901,145)	-	(901,145)	(296,936)	(1,198,081)
5.04.07	Interest on equity	-	-	-	-	-	-	(50,522)	(50,522)
5.04.08	Capital increase proposed	1,500,000	-	(1,500,000)	-	-	-	-	-
5.05	Total comprehensive income	-	-	-	3,794,295	(3,154,243)	640,052	498,124	1,138,176
5.05.01	(Loss) profit for the year	-	-	-	3,794,295	-	3,794,295	498,323	4,292,618
5.05.02	Other comprehensive income	-	-	-	-	(3,154,243)	(3,154,243)	(199)	(3,154,442)
5.05.02.04	Translation adjustments for the year	-	-	-	-	581,175	581,175	-	581,175
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	133,069	133,069	(131)	132,938
5.05.02.07	(Loss)/gain on the percentage change in investments	-	-	-	-	6,102	6,102	-	6,102
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(3,869,765)	(3,869,765)	(68)	(3,869,833)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(4,824)	(4,824)	-	(4,824)
5.06	Internal changes in shareholders’ equity	-	-	2,893,150	(2,893,150)	-	-	-	-
5.06.01	Constitution of reserves	-	-	2,893,150	(2,893,150)	-	-	-	-
5.07	Closing balance	6,040,000	32,720	5,824,350	-	(1,983,619)	9,913,451	1,338,054	11,251,505

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Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2019 to 12/31/2019
(R$ thousand)

Code	Description	Paid-up capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders’ equity	Non-controlling interests	Shareholders’ equity
5.01	Opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.03	Adjusted opening balances	4,540,000	32,720	3,064,827	-	1,065,188	8,702,735	1,310,705	10,013,440
5.04	Capital transaction with shareholders	-	-	-	(422,694)	-	(422,694)	(578,862)	(1,001,556)
5.04.06	Dividends	-	-	-	(424,903)	-	(424,903)	(513,842)	(938,745)
5.04.07	Interest on equity	-	-	-	-	-	-	(65,020)	(65,020)
5.04.08	Reversal by prescription of dividends and interest on shareholder’s equity	-	-	-	2,209	-	2,209	-	2,209
5.05	Total comprehensive income	-	-	-	1,789,067	105,436	1,894,503	455,545	2,350,048
5.05.01	(Loss) profit for the year	-	-	-	1,789,067	-	1,789,067	455,444	2,244,511
5.05.02	Other comprehensive income	-	-	-	-	105,436	105,436	101	105,537
5.05.02.04	Translation adjustments for the year	-	-	-	-	32,922	32,922	-	32,922
5.05.02.06	Actuarial gains/(losses) on pension plan, net of taxes	-	-	-	-	(113,195)	(113,195)	(193)	(113,388)
5.05.02.07	(Loss)/gain on the percentage change in investments	-	-	-	-	(2,288)	(2,288)	294	(1,994)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	185,525	185,525	-	185,525
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	2,472	2,472	-	2,472
5.06	Internal changes in shareholders’ equity	-	-	1,366,373	(1,366,373)	-	-	-	-
5.06.01	Constitution of reserves	-	-	1,366,373	(1,366,373)	-	-	-	-
5.07	Closing balance	4,540,000	32,720	4,431,200	-	1,170,624	10,174,544	1,187,388	11,361,932

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

Code	Description	Current year 01/01/2020 to 12/31/2020	Previous year 01/01/2019 to 12/31/2019
7.01	Revenues	34,077,135	28,701,852
7.01.01	Sales of products and rendering of services	33,800,239	28,557,923
7.01.02	Other revenues	236,688	151,625
7.01.04	Allowance for (reversal of) doubtful debts	40,208	(7,696)
7.02	Raw materials acquired from third parties	(21,991,311)	(20,043,617)
7.02.01	Cost of sales and services	(17,075,664)	(15,273,523)
7.02.02	Materials, electric power, outsourcing and other	(4,826,571)	(4,631,026)
7.02.03	Impairment/recovery of assets	(89,076)	(139,068)
7.03	Gross value added	12,085,824	8,658,235
7.04	Retentions	(2,516,728)	(1,519,331)
7.04.01	Depreciation, amortization and depletion	(2,516,728)	(1,519,331)
7.05	Value added created	9,569,096	7,138,904
7.06	Value added received	2,491,322	700,453
7.06.01	Equity in results of affiliated companies	71,755	125,715
7.06.02	Financial income	1,802,728	379,042
7.06.03	Others	616,839	195,696
7.06.03.01	Others and exchange gains	616,839	195,696
7.07	Value added for distribution	12,060,418	7,839,357
7.08	Value added distributed	12,060,418	7,839,357
7.08.01	Personnel	2,209,979	2,659,536
7.08.01.01	Salaries and wages	1,709,652	2,041,135
7.08.01.02	Benefits	402,739	497,865
7.08.01.03	Severance payment (FGTS)	97,588	120,536
7.08.02	Taxes, fees and contributions	2,329,773	211,914
7.08.02.01	Federal	1,881,149	(100,093)
7.08.02.02	State	414,209	288,148
7.08.02.03	Municipal	34,415	23,859
7.08.03	Remuneration on third-party capital	3,228,048	2,723,396
7.08.03.01	Interest	2,876,195	2,562,791
7.08.03.02	Rental	12,170	17,464
7.08.03.03	Others	339,683	143,141
7.08.03.03.01	Others and exchange losses	339,683	143,141
7.08.04	Remuneration on Shareholders' capital	4,292,618	2,244,511
7.08.04.02	Dividends	901,145	424,903
7.08.04.03	Retained earnings (accumulated losses)	2,893,150	1,364,164
7.08.04.04	Non-controlling interests in retained earnings	498,323	455,444

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Annual Financial Statements - December 31, 2020 – CIA SIDERURGICA NACIONAL

Version: 1

MANAGEMENT REPORT 2020

1.	ADMINISTRATION MESSAGE

We all know how challenging 2020 was. As soon as the pandemic was declared in Brazil, our reaction was to prepare the company for an unprecedented storm ahead. More than ever, we followed hard our essence of "do well, do more and do forever", ensuring maximum competitiveness and endurance to face the whirlwind that formed. We faced the pandemic as true heroes, maintaining the production of everything Brazil needed, without missing essential products to the market and even to cope with the pandemic. However, we faced the situation well and the market expectation, already from the third quarter, became favorable.

With the growing external demand for iron ore and steel, CSN ended the year in a winning manner. We have overcome our challenges and further consolidated ourselves as a strong and resilient company. The Group's net revenue swelled by 18% compared to 2019. In Cement business our net revenue increased 50% compared to the previous year, with sales volume 13% higher. Another important factor was the downsizing of our leverage: we committed ourselves to the market to significantly reduce our indebtedness, and so it was done. From 3.77 times the net debt by Ebtida (earnings before interest, taxes, depreciation and amortization) adjusted in 2019, we reached 2.23 times in 2020. In 2021, we are committed to further reducing our leverage – and the entire market has been following our mobilization for this.

In addition to the good results and the solidity that we once again demonstrated to the market, 2020 was also decisive to reinforce the commitment to the ESG (Environmental, Social and Governance) critical in CSN's business strategies. Together with the incessant search for innovation and the implementation of new technologies in our operations, environmental, social and governance issues stand out as a strategic pillar in our operations. The world is experiencing a new and silent industrial revolution that will force all companies to adapt to ESG best practices, and CSN, which has been at the forefront of these issues for some time, once again proves that this is the only possible way.

CSN Mineração, a pioneer in the implementation of large-scale tailings filtration, has made its operations independent of the disposal of tailings in dams, ending 2020 with 100% of them filtered and dried. It also once again took the lead by being the first mining company in Minas Gerais to have a dam upstream uncharacterized. These are achievements that certainly represent a new chapter in the history of mining. In addition, CSN Mineração achieved a net revenue of R$ 13,790 billion, an increase of 17% compared to 2019.

In the steel industry, despite the necessary production adjustments, due to the readjustment of demand caused by the pandemic, we were able to maintain stable our sales, while substantially reducing the dependence on purchases of third-party boards.

An important point also to be highlighted is our progress in terms of security. After all, good operational performance is directly linked to this issue. In 2020, we achieved our best indicators in the last 7 years, with a reduction of the taxa of frequence of accidents by 19% compared to the previous year.

The year 2021 is still challenging. The world continues to face the pandemic and suffer the adverse effects it causes on people’s lives and in the economy. CSN will continue to be guided by concern about environmental, social, health and governance issues, not measuring efforts to ensure that productivity and efficiency increase always follow best practices and with the investments necessary to perpetuate the sustainable growth of the organization.

Benjamin Steinbruch

Chairman of the Board of Directors

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2-	THE COMPANY

With businessin steel, mining, cement, logistics and energy, CSN operates in an integrated manner throughout the steel production chain, from the extraction of iron ore to the production and commercialization of a diversified line of steel products of high added value. The integrated production system, combined with the quality of management, makes CSN have one of the lowest production costs in the business in which it operates.

CSN has an installed capacity of 6.7 million tons of steel, of which 5.2 million are flat steels and 1.5 million long steels (0.4 million UPV and 1.1 million SWT) and the volume sold in 2020 reached 4.65 million tons. Of this total, 69% was sold domestically and 31% exported or sold through its subsidiaries abroad.

In the mining segment there was a 19% drop in sales in 2019, compared to the previous year, due to the rains that impacted 1Q20. On the total production side, the company ended the year with 30.7 million tons.

CSN is one of the largest industrial consumers of electricity in the country, having electricity generation assets through participation in consortia of hydroelectric plants, in addition to generating energy integrated into its production process. This electric energy self-production activity enables CSN to achieve very competitive energy costs.

3- PERSPECTIVES, STRATEGIES AND INVESTMENTS

In the five segments in which it operates, CSN has been investing to expand the competitive advantages of its units and in the review of the portfolio of business and projects, seeking to maximize the return to its shareholders.

3.1- STEEL

The Presidente Vargas Plant in Volta Redonda is CSN's main steel production unit, with an installed production capacity of 5.6 million tons of crude steel, 5.2 million flat steel and 0.4 million long steels. In 2020, the plant produced 3.7 million tons of crude steel, 3.5 million flat steel and 0.2 million long steels, while laminate production reached 3.4 million tons. In addition to its units in Brazil, the Company has two subsidiaries abroad: Lusosider, located in Portugal, and SWT- Stahlwerk Thuringen - in Germany.

3.2- MINING

In 2020 CSN sold about 31,15 million tons of iron ore, of which 4,2 million tons were destined for the Presidente Vargas Plant. Tecar, a port terminal operated by CSN Mineração S.A., located in the Port of Itaguaí, in turn, shipped about 24.1 million tons of iron ore in 2020. CSN Mineração also exported 2.8 million tons of iron ore through the Southeast Port.

3.3 - LOGISTICS

Ports

Tecon, a port administered by Sepetiba Tecon S.A., controlled by CSN, is positioned as the largest container handling terminal in the State of Rio de Janeiro and one of the largest in Brazil in this segment. Tecon has a current capacity of 660,000TEUs (Twenty-Foot Equivalent Unit) annually.

Railways

CSN has a stake in three railway companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística.

MRS Logística S.A. (MRS)

CSN has, directly and indirectly, 34.94% of MRS's capital, which operates the former Southeastern Network of The Federal Railway Network S.A. (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte axis.

MRS's main segment of operation is heavy haul loads ( ore loads, coal and coque), having transported, in 2020, about 98.2 million tons of these products, the equivalent of 61.5% of the total transported by MRS. Recently, MRS has been following a strategy of diversification of the cargo transported with a great focus on general cargo, which reached a level of 38.5% in the mix transported in 2020, representing an important revenue of growth for MRS in addition to mining transport.

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The rail transport services provided by MRS are essential for the supply of raw materials and the disposal of final products. All the iron ore, coal and coe consumed by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN.

Transnordestina Logística S.A. (TLSA)

TLSA holds the concession for the construction and operation of the Nova Transnordestina railway, with an extension of 1,753 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), passing through several cities in the states of Piauí, Pernambuco and Ceará. The projected operating capacity of the railroad will be 30 million tons/year and should play an important role in the development of the Northeast region, creating a logistics option for the oil and derivatives, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL holds the concession of the former northeast network of the RFFSA, which runs through seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and current transportation capacity of about two million tons/year, with emphasis on the transportation of fuel, cement and cellulose, among others. Ftl currently has an operational railway network that connects the states of Maranhão, Piauí and Ceará along 1,191 km. The other railway sections are suspended traffic, in the process of being negotiationd for their return with the National Land Transport Agency (ANTT) and the National Department of Transport Infrastructure (DNIT).

4-	RELEVANT CORPORATE EVENTS

In 2020 there was no relevant event or corporate transaction, pursuant to the legislation in force.

5 - CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Transparency and Exposure of the Company through new coverage of financial institutions and participation in events and conferences.

Capital Social

CSN's share capital is divided into 1,387,524,047 common and book-entry shares, with no par value, and each common share is entitled to one vote in the resolutions of the General Shareholders' Meetings.

Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A. which hold respectively 48.97% and 4.19% of CSN's total capital, the Company's management is the responsibility of the Board of Directors and the Executive Board.

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CSN – Shareholder Composition on 12/31/2020 (%)

*Controlling Group

Shareholders' General Meeting

Once a year, as established by the legislation, the shareholders meet at the Ordinary General Meeting to decide on the accounts presented by the directors, the financial statements, the allocation of the result of the year, eventual distribution of dividends, and every two years, also deliberate on the election of the members of the Board of Directors. The General Meeting also takes place extraordinarily, whenever necessary, to deliberate on matters that are not within its ordinary competence.

Board of Directors

The Board of Directors shall be composed of up to eleven members, who meet ordinarily on the dates foreseen in the annual calendar, at least once each quarter and, extraordinarily when necessary. The term of office of the Directors is two years, with the possibility of re-election. Currently the Board of Directors is composed of five members. The Board of Directors shall, among other duties, define and monitor the Company's policies and strategies, monitor the acts of the Executive Board and decide on relevant matters involving Company’s business and operations. It is responsible for the election and removal of the members of the Executive Board, and may also, if necessary, create special committees for his advisory.

Executive Board

The Executive Board is composed between two and nine Executive Directors, who meet whenever convened by the Chief Executive Officer or by two Executive Directors, overseeing each Executive Director to conduct the operations relevant to its area of operation. The term of office of the Executive Directors is two years, and re-election is permitted. Currently composed of five Executive Directors, one of them being the Chief Executive Officer. The Executive Board, in the following observations and resolutions of the Board of Directors and the General Meeting, has the powers of administration and management of the Company's social business.

Fiscal Council

The Non-Permanent Fiscal Council is currently installed, with a mandate until the 2021Ordinary General Meeting, and is composed of three full members and three alternate members, of whom one full member and an alternate member were appointed by minority shareholders of the Company. The Supervisory Board has as its main function to supervise the acts of the administrators and verify the fulfillment of their legal and statutory duties. In addition, the Fiscal Council is also responsible for examining the quarterly information and financial statements prepared by the Company, giving an opinion on the annual report of the management and the proposals of the management bodies to be submitted to the General Meeting.

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Audit Committee

The Audit Committee is composed of three independent members, elected by the Board of Directors, with a management term of 2 years. The Audit Committee meets ordinarily at least once each quarter and, extraordinarily, whenever necessary. The Audit Committee has the autonomy to exercise tasks with regard to the provisions of the Sarbanes-Oxley Act - Sections 301 and 407. Some of its main duties are: to review the financial statements and other public information on the operational performance and financial situation of the Company and to recommend to the Board of Directors the appointment, remuneration and hiring of external auditor, as well as to monitor the performance of internal and external audits.

Internal Audit

CSN has an Audit, Risk and Compliance Board, with independent operations within the organization, linked to the Board Directors, according to Art.19, VIII of the bylaws.

The internal audit team has its own methodology and tools to carry out its activities, which are aligned with the best market practices and adopts a systematic and disciplined approach, acting objectively and independently in the conduct of its work, to evaluate the effectiveness of controls and consequent improvement of risk management, control and governance processes, as well as fraud prevention, reporting its results to the Management Council, through the Audit Committee.

Independent auditors

The independent auditors, Grant Thornton Auditores Independentes, which in 2020 provided services to CSN and its subsidiaries, were hired to issue a conclusion on the quarterly financial statements and opinion on the Company's annual financial statements and additional services to the examination of the financial statements. It is understood that both the Company and its independent auditors that such services do not affect the independence of the auditors.

Amounts related to the services provided by the auditors	(R$ thousand)
Fees related to external audit	1,913
Fees related to other assurance services	1,545
Total	3,458

The services provided by the external auditors, in addition to the examination of the financial statements, are previously submitted to the Audit Committee to conclude, in accordance with the relevant legislation, whether such services, do not represent a conflict of interest or affect the independence and objectivity of the independent auditors. Pursuant to CVM Instruction 480/09, the Board of Directors declared on 02/22/2021 that it discussed, reviewed and agreed with the opinions expressed in the opinion of the independent auditors and with the financial statements for the fiscal year ended December 31, 2020.

Sarbanes-Oxley Act

The Company has in its corporate governance structure the Audit, Risk and Compliance Board, which has as one of its attributions, the assessment of risks that may impact on the financial statements and definition of internal controls to mitigate them, together with the managers responsible for business processes. The Company evaluates the effectiveness of its internal control structure, according to principles established in COSO 2013 and in compliance with the Sarbanes-Oxley Law, and the result of this evaluation is reported to senior management and the Audit Committee.

In an evaluation of internal controls by management, together with the external auditor, the Company did not identify material weakness as of December 31, 2018. The Company is in the final phase of the evaluation of internal controls for the year 2019, in compliance with section 404 of the Sarbanes-Oxley Act.

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Code of Ethics

The Company has a code of ethics approved by the Board of Directors contemplating principles applied in compliance with the Anti-Corruption Law (12,846/13). The code applies to all employees, directors and directors and also establishes ethical principles and responsibilities for third parties, considering suppliers, service providers and any intermediary and associated agents. The code is made available to all employees and business partners and is used as a statement of commitments made of conduct. Its guidelines are public and can be found on the CSN website at the e-mailwww.csn.com.br.

The Audit, Risk and Compliance Board is responsible for the Integrity Program, which aims to ensure compliance with ethical standards of conduct in the exercise of activities and transparency in business. Part of this process is the continuous training of employees and compliance monitoring of laws, regulations, policies and internal standards

The Company also has reporting channels for reports of misconduct or suspicion. The reporting of complaints by employees, third parties and the external public may take place anonymously or identified, maintaining confidentiality, confidentiality and the guarantee of non-retaliation. The complaints are handled by the Audit Management, subordinated to the Audit, Risks and Compliance Board and reported to the Audit Committee.

Disclosure of Material Acts and Facts

CSN has a Policy of Disclosure of Material Act or Fact and Securities Trading according to which all disclosure must be made with reliable, adequate and transparent data, within the deadlines and with homogeneity, as established in CVM Instruction 358/2002 and section 409 – Real-Time Disclosure of the Sarbanes-Oxley Law. This policy establishes that the Company's Material Acts and Facts must be carried through the Folha de São Paulo News Portal, together with the disclosure on the investor relations websites of the Company, the Securities and Exchange Commission and B3 S.A. – Brazil, Bolsa, Balcão.

6- INNOVATION

The Company has more than 60 years of research, development and innovation activities, having been the first national steel maker to produce coated and pre-painted steels.

Innovation is part of our essence as a pioneer company in process, product and commercial solutions, always committed to quality and the search for new initiatives that deliver greater added value to our customers and stakeholders. CSN seeks innovative performance in all its business areas and has structures totally dedicated to innovation, such as CSN Inova and the Research and Development Center.

Created in 2018, CSN Inova is CSN's innovation arm, which aims to position the Company strategically and actively in the innovation ecosystem. Although there are innovative initiatives disseminated throughout the company, CSN Inova is responsible for systematizing and leading the innovation process in an organized and broad manner, in order to enable the execution of innovation projects by groups of people with different skills and different areas of activity.

The essence of CSN - "Doing well, doing more and doing forever" - directs the pillars of innovation of CSN Inova: (i) Process Optimization and Operational Efficiency, (ii) New Sources of Revenue and (iii) Culture and Sustainability. In addition to systematizing and leading the process of open innovation (hiring startups, connecting with universities, innovation hubs and other ecosystem agents) CSN Inova - always in conjunction with business areas - conducts projects that introduce new methodologies to solve the company's challenges, which help the Company in digital transformation, enhance CSN's assets, generate opportunities for new business development for the Company, among others.

In its first cycle of operation, CSN Inova, together with multidisciplinary teams of employees, conducted projects related to digitization and process optimization. These projects involved the identification of the Company's challenges and implementation of solutions presented by startups in the following areas: Legal, HR and UPV's operational. Based on the good results obtained in this first moment, CSN Inova went through an expansion process, increasing its scope of operation and extending it to other areas of the company, in order to give scale to its methodology and the positive impacts for the Company.

In turn, at CSN's Research and Development Center located in Volta Redonda, the General Management of Product Development operates, which has as main mission the development of new products to increase the competitiveness of the company. To this end, the area aims to ennoble the Mix and expand the portfolio, aiming at gaining Market-Share in various market segments, in addition to contributing to the implementation of new technologies in the production process.

The laboratory structure of the Research and Development Center is composed of 15 laboratories that perform analyses related to the physical, chemical, mechanical and metallographic characteristics of CSN steels and other alloys, with state-of-the-art equipment such as optical microscopy and scanning electron microscopy (SAM). The Company also has an Environment Laboratory for environmental monitoring accredited by the responsible body - INEA.

The Research and Development Center also contains physical and computational simulation laboratories, with state-of-the-art equipment such as gleeble 3500 which, among other modules, has "Large Sample Annealing" (first in Latin America), which allows simulations of thermomechanical processes for optimization of industrial processes. Furthermore, CSN's computer simulation laboratory has several software, such as forming simulation and stamping, which allows you to evaluate in advance the performance of the CSN product in its various applications for its customers.

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In 2019, some projects of the Research and Development Center stand out.

For the automotive and auto parts market are being developed high strength products classes 420 and 500MPa to meet the needs of structural application in vehicles of the main automakers in Brazil. In addition, CSN has been working on the development of advanced steels (AHSS – Advanced High Strength Steels), in the categories Dual Phase (bi-phase), Complex Phase (CP) steels and hot-stamping steel (PHS) or "Hot Forming", which represents a strong trend of increased application in car body parts, because it allows the conformation of complex geometries and with high mechanical resistance requirement in the final part. The family of polyphasic steels (AHSS) is the response of the world steel industry to the demand for materials produced with current production methods, offering products of high mechanical strength and good conformability, fully meeting the manufacturing requirements of the automakers, vehicle safety, mass reduction and fuel consumption and consequently lower generation of polluting gases, thus minimizing environmental impacts.

In the segment of hot rolled flat steels, the focus was on meeting the needs of the market, maintaining the traditional quality of CSN's products, associated with the continuous search for reduction in the cost of steel and sustainability. Examples include the development of a family of high mechanical strength steel for application in structures for photovoltaic panels and the development of high strength steel for weight reduction of truck wheels. In the segment of cold rolled flat steels, it is possible to highlight the increase in the offer of extra fine products with bright surface characteristics. For the white line market, we highlight the effort to reduce the thickness of our steels, increasingly required by customers in this sector. It is also worth mentioning the development projects of high strength steels for the construction segment.

Finally, in the segment of pre-painted steels, there has been an increase in the diversification of applications, following market trends in aesthetics and durability. With regard to the aesthetic effect, new products with beading paints and textured paints were approved on the market that meet this new trend. The use of pre-painted steel has allowed CSN to provide an optimization in the steel use chain, reducing manufacturing steps in its customers with consequent reduction of environmental impacts. The increasing interest of customers in these products has stimulated development in the segments of construction, white line and automotive.

With a qualified technical staff and the use of Application Engineering technologies to support customers, CSN seeks excellence in testing and simulation of new materials, allowing to increase assertiveness in responses to the demands of the different sectors in which it operates: automotive, white line, metal packaging and industry and distribution. In all of them, we promote the use of innovative steels and innovation in manufacturing processes, providing customers with cost reduction and increased competitiveness.

7- PEOPLE

The CSN Group's People Management model is based on five pillars: Attract; Align and Engage; Evaluate; Develop; Recognize and Reward. The company believes that its competitive differential is its human capital, even more in a year fraught with uncertainties and challenges, such as 2020. Through this model knowledge is transformed into a successful trajectory, based on passion, dedication and competence that generate opportunities, achievements and recognitions.

Faced with the new reality established by coronavirus and based on ethical standards of professional conduct, CSN followed all recommendations for prevention and containment of the virus disclosed by the competent health agencies. In this sense, it established a Prompt Response Management Committee (Crisis Committee) with the objective of ensuring the health, safety and well-being of employees.

Because of this world scenario, several measures have been taken in relation to training practices. The Group reinvented itself and many actions were restructured so that the development of employees would take place with total security.

To maintain a high performance and qualified team, the CSN Group was able to recycle its employees in mandatory training, respecting all safety protocols: social distancing, smaller workload, open and ventilated locations, use of masks and frequent hygiene and many were performed by online training.

In October, for example, online, October Rose took place covering all employees of the CSN group in partnership with the NGO Amor em Mechas. In the year, more than 229,000 hours were invested in training, which demonstrates the concern of the CSN Group in the development of its employees.

The company understands that the impacts of the pandemic directly affect the experience of the employee and, therefore, the Area of People & Management has played an important role in supporting leadership in conducting various adaptations and changes.

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As part of this process, on December 1, 2020 was started the new People Cycle, which is not a program of the Board of People & Management but of the CSN Group, where all employees had the opportunity to receive and give feedback regarding their current moment and their career expectation.

The Cycle consists of the following stages: evaluation - calibration /committee of people - feedback - career & succession - preparation of the PDI - Development.

The role of the leader in this process is fundamental. The leaders are responsible for the development of the team in order to make them better professionals than themselves, thus ensuring the growth of people and the perennity of CSN, through the career & succession program.

The Competency Assessment was reformulated, and the 360° model was implemented; 180° and 90°, as below:

▪ 360° rating

Executive Directors; Directors; General Managers and Managers: Perform self-assessment; and receive evaluation from the immediate manager; pairs; team; customers | internal suppliers

▪ 180° rating

Coordinators and Supervisors: Perform self-assessment and receive evaluation from the immediate manager and team

▪ 90° rating

Specialists; Higher Level; Administrative and Operational Level: Perform self-assessment and receive evaluation from the immediate manager

To support not only the evaluation, but all its challenges as a leader, the company defined what it is to be a leader in the CSN group: "Act as a business owner, performing its best with resilience and creativity in solutions. It is to act with an ethical and transparent posture, directing, developing and engaging your team in the search for the best results to ensure the perpetuity of the business." And to reinforce this challenge, the group's president, Benjamin Steinbruch, held the opening of the 2020 School of Leaders.

As the Evaluation process ends in March 2021, there are still no indicators with final data, but all employees will have the opportunity to evaluate themselves, generating the leading role in each one.

After the evaluation, the Nine Box matrix will be used, in which the performance results (performance and competence) of each employee will be plotted. The results will support the Career and Succession committees, which evaluate the company's potential managers.

In its practices of attracting and valuing employees, the CSN group ensures non-discrimination, making it clear that the organization is intolerant of any practice contrary to its ethical values.

It is included in its Recruitment & Selection policy the following points:

▪ The organization maintains a professional and responsible relationship with its employees and does not admit that career decisions are based on personal relationships;

▪ The organization does not tolerate any attitude guided by prejudices related to origin, religion, race, gender, sexual orientation, social class, age, marital status, political-party position and disability of any kind, for the purpose of sponsorship and donation to social, welfare and cultural projects. Likewise, for hiring and taking advantage of their professionals, provided they meet the technical requirements and the profile required for the position;

▪ The organization does not admit illegal practices such as child labor and therefore maintains a work environment that respects the dignity of all employees, that provides good professional performance and is free from any kind of discrimination and sexual or moral harassment. The organization will not employ child or slave labor, nor will it agree to such practices by third parties who provide us with products or provide any kind of service;

▪ To meet the organization's need for human resources, internal recruitment and admission of People with Disabilities are prioritized, provided they meet the prerequisites of the vacancy in question;

And to detail the various actions implemented by the CSN Group in the areas of environment, social and governance, in December the CSN DAY event took place, with the theme "Business prospects 2021 and ESG commitment". The event was held by the investor relations area of the company and aimed to bring CSN executives closer to the general public, reinforcing the search for transparency and once again showing confidence with future prospects in the face of a challenging year.

The CSN Group ended 2020 with 23,196 direct and 11,857 indirect employees, indicating a turnover rate of 1.2%, one of the lowest in the industrial sector.

8 - PERFORMANCE IN ESG ASPECTS (environmental, social and governance)

Important initiatives marked the year 2020 in the development of ESG themes in the CSN Group. In October, we became signatories to the United Nations Global Compact, joining the organization's Climate Action Platform. In December, we published our Integrated Report of the biennium 2018/2019 – GRI Standards and launched our ESG website (esg.csn.com.br) through the realization of our First Week ESG, an online event that brought the concept and management Of CSN to internal and external audiences, in addition to the participation of experts in the three pillars. Also, we remained on the FTSE4Good Index, which brings together companies with a positive reputation in corporate responsibility from around the world.

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In December, we released our Integrated Policy of Sustainability, Environment, Health and Safety at Work, rescuing the acronym "SEMPRE", already very present in the CSN management. In addition to the proposed integration, the new Policy formalizes the CSN Group's commitment to the Sustainable Development Goals (SDGs), a United Nations initiative, and reinforces the importance of safe, ethical, transparent, inclusive, environmental protection and biodiversity behavior, seeking to promote these principles throughout its value chain.

Since 2010, the Company has been conducting the inventory of greenhouse gas emissions, following the guidelines of the GHG Protocol aimed at supporting its carbon management, risk mitigation and adaptation to climate change. The company received, for the sixth consecutive year, the GHG Protocol Gold seal for having reported the emissions of all its units and submitted to external verification. Also responding to the request of investors, the Company reports annually to the Carbon Disclosure Project (CDP) the guidelines followed in relation to climate change, supply chain and water security. In 2020, we had a score improvement in Climate Change from D to C.

Finally, we have established ESG ambitions that will guide our journey towards more efficient, integrated and sustainable management.

1.   Gender Equality: double, by 2025, the percentage of women in the workforce of the CSN Group, The Presidente Vargas Plant and CSN Mineração, based on the 2019 figures;

2.   GHG emissions: reduce by 10% the intensity of GHG emissions (tCO2e/ production ton) from scopes 1 and 2 by 2030 at CSN Mineração, Presidente Vargas Plant and CSN Cimentos;

3.   Particulate matter: reduce by 40%, by 2030, the emissions of particulate matter per ton of raw steel produced at the Presidente Vargas Plant;

4.   Energy: achieving 100% renewable energy from CSN Mineração by 2021;

5.   Water: reduce by 10%, at 2030, the capture of water per ton of ore produced at CSN Mineração;

6.   Certifications: certify, by 2021, all cement plants and the PORT TECAR at ISO 14.001:2015;

7.   Occupational Safety: in addition to zero accidents, which is the main objective of the CSN Group, the goal is to reduce by 10% year-on-year the accident frequency rate of the CSN Group;

8.   Governance: continuously increase our Index of Attendance to the best governance practices provided for in CVM Instruction No. 586/2017.

A - Environmental dimension

Environmental Management

CSN maintains several instruments of Socio-environmental Management and Sustainability in order to act in a propositional way and serving the various stakeholders involved in the communities and businesses in which it operates.

We constantly work to transform natural resources into prosperity and sustainable development. Throughout 2020 CSN continued its sustainability initiatives to mitigate and compensate for the impacts of its activities and alised R$ 420.5 million for environmental initiatives, including costing and investments.

The Company has an Environmental Management System (EmS), implemented according to the requirements of the international standard ISO 14001: 2015 and certified by an independent international body duly accredited to INMETRO, in most of its units.

Through its Integrated Policy, the CSN Group expresses the importance of the circular economy for its environmental management. Thus, we have as principles reduce, reuse, and recycle materials and products and optimize the use of natural resources, supported by the significant participation of renewable energy sources in our energy matrix.

Water is one of the main inputs for our production processes, especially for the steel and mining sectors. In 2020, with the entry of new technology for filtration and dry stacking of tailings, we were able to reduce by 32% the water consumption of the Central Ore Processing Plant at CSN Mineração, paving the way to reach the goal set in the 2030 commitments to reduce by 10% our total water consumption per ton of ore produced.

UPV is the only steel company in the country to realize the water footprint and is CSN's plant with the highest water consumption. In addition, based on the risk assessment methodologies Water Risk Filter WWF and Aqueduct WRI, we started to analyze, from 2020, the exposure of our business to water risks, from the perspective of both processes and watersheds close to our operations. These same analyses will also be conducted by CSN Mineração throughout 2021.

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In total, CSN protects an area approximately 3 times larger than the area occupied by its operations, that is, about 68,000 hectares and for more than 15 years we have conducted programs to monitor fauna and flora in areas impacted by our operations.

At the Presidente Vargas Plant, in Volta Redonda, investment in environmental improvements of more than R$ 300 million is planned by 2024. This investment is divided into more than 30 improvement actions, which represent the company's commitment to sustainability, the legal compliance of its activities and the community.

We also invested, in partnership with the Municipality of Volta Redonda - RJ, in a project that included the implementation of several environmental actions, with a value above R$ 3 million. The project, called "Volta Redonda Verde Program", defined performance on three work fronts:

•	Strengthening of the Refúgio da Vida Silvestre Vale dos Puris, which consisted of the acquisition of Fazenda Santa Tereza for the purpose of land regularization of the conservation unit, preparation of management plan and signaling of the surroundings;
•	Investments in the Parque Natural Municipal Fazenda Santa Cecília do Ingá, which strengthened the nursery, allowed the renovation of the Park Visitor Center, the signaling of the surroundings and the implementation of the bike park;
•	Urban afforestation program that encompassed the planting and maintenance of more than 8,000 seedlings of native trees of the Atlantic Forest in the city.
•	Donation of seedlings to the City of Volta Redonda (RJ): occurred between 2019 and 2020, with a total of 105,403 seedlings.

Dam management

CSN Mineração is at the world stage in the management of mining tailings having invested about R$ 400 million in technologies that have enabled better management of tailings with dry filtration and stacking, making since the beginning of 2020 our processes 100% independent of the use of the tailings dam.

The Company's social and environmental guidelines also include the monitoring of dams, used to contain tailings from the process of processing CSN Mineração's activities. According to the classification of the dam (Ordinance 70.389/2017 of the ANM), all dams are audited by independent companies specialized in the subject, aiming to attest to the stability or not of the dams and identify preventive actions to ensure this stability. The Dam Safety Plan and CSN Mineração's Emergency Action Plan for Mining Dams (PAEBM) are finalized with all necessary volumes consolidated in compliance with the ANM ordinance.

On another front, 2020 also marked the end of the process of mischaracterization of our first Tailings Dam, Dam B5. During 2021 we continued to advance the schedule for decharacterization of the other 4 (four) dams of CSN Mineração.

In this sense, still in February 2021, we will have completed the mischaracterization of our second dam - the Vigia Auxiliary Dam, leaving only 3 dams that will continue in the process of mischaracterization in the coming years.

It is important to highlight that all dams of CSN Mineração are at zero emergency level, according to the National Mining Agency (ANM), and hold a declaration of stability issued by anm.

B - Social dimension

Job safety

Safety is our top priority, and by 2020 we reached the lowest historical level of our frequency rate (CAF+SAF– accidents with or without leave). There were 2.46 accidents/million man-hours, a decrease of about 19% compared to 2019, better rates in the last 7 years and higher percentage of reduction since the beginning of the compilation of data from the units in 2014, establishing a new milestone for the CSN group.

We are reaching the results of our constant evolution in accident prevention, always seeking to evaluate the potential of certain situations that may lead to fatal or high-severity accidents. Our strategy is in the task of identifying and preventing the risk of dangerous situations before they can lead to serious and fatal accidents.

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The Directorate of Sustainability, Environment, Health and Occupational Safety was created in 2020 with independent scope and goals, but at the same time agreed with operations, always in order to strengthen our risk management structure. The area has outlined a roadmap to improve the culture, standards and security processes at CSN to ensure that risk and safety assessments are at the heart of all decisions made in our company.

The main highlights of 2020, compared to 2019, were:

•	Cements: with a significant reduction of 44.6% (CAF+SAF) being today a safety benchmark in Brazil, with significantly lower rates when compared to the national average;
•	Mining: with a reduction of 29.6% (CAF+SAF), highlighted by TECAR that ended the year with a 45% reduction in the accumulated number of accidents (CAF+SAF) and 66% in the severity rate, the best indicators of the last 7 years;
•	Railroads: with a significant reduction of 38% (CAF+SAF);
•	Steel: ended the year with a reduction of 26% (CAF and SAF), when compared to the previous year, recording the best numbers in its history.

The year 2020 also brought the challenge of performing our first Integrated and Online Sipat Ma: the challenges of bringing together employees amid the restriction measures for COVID-19 have brought the need to innovate and engage the internal public with an online program with four days of expert lectures for the entire audience and more than 6,000 views.

COVID-19

COVID-19 spread significantly on a global scale from March 2020, when the WHO (World Health Organization) decreed a global pandemic, a state that has the potential to cause significant global operational disruptions, increasing market volatility and affecting global and regional economies.

Like the entire planet, the CSN Group was also surprised by this unprecedented crisis but, through the immediate establishment of the Rapid Response Management Committee (Crisis Committee), reacted quickly and diligently based on ethical standards of professional conduct and social responsibility. To this end, it followed all the recommendations of prevention and containment of COVID-19 recommended by the health agencies competent to protect themselves, protect their employees the society around its operations, and in addition to its own operation against the social and economic effects produced by the virus.

Among the actions adopted to protect its more than 23,000 employees, strict and technically validated health measures and processes were implemented for the indispensable protection of the health of each of those involved. Among them stand out:

•	Strengthening the hygiene of environments;
•	Availability of alcohol in gel 70%;
•	Distribution of more than 1 million fabric masks for all employees;
•	Increase, clarification and incentive to social distancing;
•	Expansion of the chartered transport fleet by almost 100%, enabling a maximum occupancy of 50% in their buses;
•	Strengthening internal publications with covid-19 prevention information;
•	Cancellation of face-to-face meetings, in units or outside, as well as participation in internal and external training, using electronic means to carry out work contacts;
•	Cancellation of trips;

In addition to the adoption of validated medical protocols with:

•	Body temperature measurement of all employees in access to mines and offices;
•	RT-PCR testing of 3,617 employees in 2020, and immediate removal in cases of symptomatic and professional collaborators who had contact with the suspected case, only returning to work after confirmation of negative test;
•	Removal of cases tested positive for 14 days, according to the protocol of the Ministry of Health and WHO;
•	Removal of employees from risk groups, according to who and ministry of health criteria, with home-office implementation;
•	Dissemination of behavioral reinforcement materials in the prevention of COVID-19 through the company's official communication channels (Digital Communications, marketing emails, CSN TV and Security Alerts).

These measures helped preserve the health and lives of our employees, ensuring that there was no impact on our operational performance.

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Diversity

We are preparing the future of CSN that depends on people and the quality of their human capital stock. One of our most relevant tasks is to identify young talent, promoting them to managerial positions and preparing them to be the future leaders of the company.

The CSN Group has a zero-tolerance commitment to any type of discrimination practice, expressed in its Code of Ethics. We understand that an inclusive and diverse environment is important to stimulate innovation and ensure the continuity of our business, CSN also believes that an inclusion approach is key to eliminating barriers that prevent the hiring and retention of women, and the consequent improvement of performance due to gender diversity. By 2020, a bold target was set: to double the female workforce at CSN by 2025, from 14% to 28%. During 2020, the advent of COVID-19 brought challenges to CSN's Diversity agenda, which had already been consolidated through face-to-face activities in 2019.

Still, we can highlight important results achieved at The Presidente Vargas Plant:

• Capacitate Program, which dedicates intensive actions to the training and hiring of women.

• Black development: conclusion of the SENAI course

• Development of women: conclusion of the SESI course

• Delivery of changing rooms and start of new works

• Promotion of the first women in the positions of operational leader in the hot rolling operation and Mobile Machinery Operator II, internal transport management.

• Dissemination on TV of women and blacks, with reports on participation in the company's programs.

Social responsibility

The CSN Foundation is responsible for the social actions of the CSN Group. Its purpose is to transform lives and communities through social, cultural and educational development. It carries out direct action projects in culture and education, where it is sponsored by the CSN Group and other partners, through tax incentive laws. It develops businesses, such as the Hotel-escola Bela Vista, Vila Business Hotel in Volta Redonda (RJ), which generate resources entirely destined for the realization of social actions.

2020 was the year that the world faced a pandemic and all educational and cultural initiatives had to reinvent themselves in the digital environment, such as the Kid Citizen project, which began to act online and using all the platforms available to reach its student. The CSN Foundation Cultural Center saw change as a way to cross the physical boundaries of Volta Redonda, the city in which it is based, and to make connections with other places, expanding its public reach and activities.

Other initiatives such as the CSN Community Space, in Congonhas (MG), and the Truck-Stage of The Citizen Boy had their activities of service to the public suspended, respecting the restrictive measures against COVID-19, decreed by the local government.

Still, the CSN Foundation has expanded its expertise in curating projects of partner institutions. In 2020, R$ 52.4 million were invested in 90 initiatives, of which R$50.5 million came from funds raised and R$1.9 from own resources. In the period between 2003 and 2020, the amount invested by CSN exceeds R$ 287 million in the areas of culture, sports, health, children, adolescents and the elderly, through 10 tax incentive laws.

Through its indirect performance, the CSN Foundation contemplated 23 cities in 08 Brazilian states in initiatives, such as: Ipiranga Museum; 24th Tiradentes Film Festival; Museum of Tomorrow; People's House; Unibes Cultural; Barretos Cancer Hospital; Angelina Caran Hospital (SC); Albert Einstein Hospital.

In its direct practice, the CSN Foundation was present in 19 municipalities, supporting 291 scholarship students and impacting 3,415 young people through its projects and carrying out 441 cultural actions. In total, approximately 300,000 people were reached by the institution's initiatives.

Main projects of the CSN Foundation

Citizen Boy

The Citizen Boy is a sociocultural project that aims to transform society through cultural expression. The current pedagogical cycle already provided to work with activities in digital media, but with the pandemic its performance began to be mandatory online. It was a moment of adaptation, in the Citizen Boy saw the possibility of strengthening bonds and expanding the engagement of family members, educators and students in the activities.

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Citizen Boy in numbers:

•	2,300 students served in 6 cities
•	188 activities carried out in virtual formats such as videos, lives, music workshops, soirees, among others
•	252,901 people reached.

CSN Foundation Cultural Center

Space of free and multidisciplinary actions, focused on the formation and dissemination of art, education and culture. Located in Volta Redonda (RJ), it reinvented itself in the digital environment during the pandemic and expanded the possibilities of exchanges and connections with other regions of Brazil, adapting its programming in an Off-axis Agenda. In all, 253 activities were carried out and the actions totaled 47,078 views.

Scholarship program

In 2020, even adapting to the digital environment, the two schools of the CSN Foundation maintained the curriculum of classroom classes. Thus, the students did not lose content and performed their extracurricular activities, maintaining their routine.

In Congonhas (MG), the Center for Technological Education - CET offers Elementary School, High School and Technical Courses in Mining, Electromechanics and Industrial Automation. In 2020, the school totaled 563 students, 219 of them scholarship holders.

In Volta Redonda (RJ), the Pandiá Calógeras Technical School – ETPC offers high school classes with Technical Courses in Administration, Electronics, Electromechanics, Informatics, Mechatronics and Chemistry. In 2020, there were 263 students in total, of which 70 were scholarship holders.

Of the total of the two schools, 826 students in total, of these 35% benefited from full and partial scholarships.

Young Apprentice Program

Aimed at the insertion of young people in the labor market, it is present in 9 poles, six in Minas Gerais (Congonhas, Conselheiro Lafaiete, Ouro Branco, Contagem, Belo Horizonte, São Gonçalo do Rio Abaixo), one in São Paulo capital and two poles in the state of Rio de Janeiro (Volta Redonda and Duque de Caxias). Even before the end of the contract, 53 young people were effective and another 1,083 young people were treated in 132 partner companies.

Empowering Hospitality and Services

Social project that offers training for young people from the South of Rio de Janeiro in partnership with cras (Reference and Social Assistance Center) of the city halls and DEGASE (General Department of Socio-Educational Actions) for young people between 16 and 29 years old. Over the course of 6 months, students participate in theoretical and practical classes in various areas of the hotel. There are 1,374 young people trained since the beginning of the project and in 2020, 32 students completed the course.

Environmental Education Program - PEA

Socio-environmental intervention that includes lectures, events, cultural activities and workshops for the internal public of CSN Mineração and in schools and communities of six municipalities of Minas Gerais: Arcos, Belo Vale, Congonhas, Ouro Preto, Pains and Rio Acima. This year, it restricted its activities of attendance of the internal public of CSN, with 4,881 employees assisted.

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Winning the World

The Win the World program offers undergraduate scholarships abroad for young women. Julia Shimizu and Jessica Oliveira are the full scholarship holders of the program and attend the graduation at Barnard College.

CSN Community Space

Espaço Comunidade CSN is present in Congonhas (MG), has the purpose of developing CSN Mineração's relationship with the community, creating links, establishing a direct dialogue channel with the population, identifying possible opportunities, welcoming residents and solving doubts and clarifications about mining, new ventures and projections of CSN. Before the spread of the pandemic in Brazil, between January and March 2020, Espaço Comunidade CSN performed 103 visits.

Vr Gastronomic Pole

In its form of operation, the CSN Foundation understands the importance of political articulation, so it promoted the creation of the VR Gastronomic Pole, with the aim of strengthening the economy of Volta Redonda (RJ) through gastronomy and tourism. With the pandemic, the VR Gastronomic Center remained active, conducted online training for delivery and take-out bars and restaurants and new hygiene and service protocols. Participated in the Festival Fora do Eixo virtual, in partnership with the Cultural Center, with cultural lives and related to gastronomic issues. It also advanced in organizational matters for the legal formalization of the institution.

C - Governance dimension

The CSN Group constantly seeks to develop mechanisms to improve the governance of ESG aspects. In 2020, it established a Department of Sustainability, Environment, Health and Safety at Work, with immediate reporting to the Company's CEO and corporate structure, which ensures robustness and extends the scope of the Board of Directors to the various levels and companies of the CSN Group. This Board of Directors has synergistic operations with the CSN Foundation and with the financial and legal-corporate areas of the CSN Group.

In addition, at the end of 2020, the CSN Group undertook the establishment of an ESG Committee, an advisory structure of the CSN Board of Directors. The formalization of this structure will be completed in February 2021.

9 - STATEMENTS ON PROJECTIONS AND FUTURE PROSPECTS

This document contains statements about the future that express or suggest expectations of results, performance, or events. Actual results, performance and events may differ significantly from those expressed or suggested by statements about the future due to several factors, such as: general and economic conditions of Brazil and other countries, interest and exchange rates, future renegotiations and early payment of bonds or credits in foreign currency, protectionist measures in Brazil, USA and other countries, changes in laws and regulations and competitive factors in general , on a regional, national or global scale.

CSN's financial information presented here in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil. Non-financial information, as well as other operational information, was not audited by the independent auditors.

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São Paulo, February 22, 2021

Results for 2020 and the Fourth Quarter

Companhia Siderúrgica Nacional (“CSN”) (B3 S.A. – Brasil, Bolsa e Balcão: CSNA3) (NYSE: SID) announces its results for the fourth quarter of 2020 (4Q20) in Brazilian Reais, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), which are fully convergent with international accounting standards and with Brazilian accounting practices, fully converging with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and referenced by the Brazilian Securities and Exchange Commission (CVM), according to CVM Instruction 485 of September 1, 2010.

All comments presented herein refer to the Company’s consolidated results for the fourth quarter of 2020 (4Q20) and FY 2020 and comparisons refer to the third quarter of 2020 (3Q20) and fourth quarter of 2019 (4Q19). The Brazilian Real/U.S. Dollar exchange rate was R$5.1967 on December 31, 2020, R$5.6407 on September 30, 2020 and R$4.0307 on December 31, 2019.

Operating and Financial Highlights in 2020 and 4Q20

RECORD RESULTS FOR CSN

RECORD Adjusted EBITDA Generation of R$11,500MM, up by 59% over 2019, with Mg. EBITDA reached 37% due to the strong performance in steel and mining, leveraged by higher commodity prices.

RECORD Adjusted EBITDA Generation of R$4,738MM in the quarter, up by 35% over 3Q20, with Mg. Adjusted EBITDA reached 47%, due to the good performance in mining, steel and cement.

REINFORCED CASH POSITION AND DECREASED LEVERAGE (LOWEST IN 10 YEARS)

Strong free cash flow generation of R$3, 750MM positively influenced by strong operational performance and reduction of working capital.

Reduction of 1,44x in the level of leverage closing the year **at 2.23x** against **3.67x** in 3Q, due to higher cash generation and EBITDA, at the lowest level of leverage in **10 years.**

PRICE PERFORMANCE IN 2H2020 AND VOLUMES IN STEEL

Steel's QUARTERLY EBITDA reached R$1,238MM, a record with a strong recovery in demand in the automotive segment and strong flat steel prices.

STRONG PRICE PERFORMANCE AND RECORD RESULT IN MINING

QUARTERLY RECORD of EBITDA in Mining, reaching R$3,200MM, surpassing by 19% the amount reached in 3Q20, in relation to high ore price fluctuations

PRICES AND VOLUMES TOGETHER, RECORD IN CEMENTS

Cements EBITDA reaching R$271MM, tied to 13% growth in sales volume and excellent price realization and cost improvement.

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CSN’s Consolidated Table

¹ Adjusted EBITDA is calculated based on net profit (loss), plus depreciation and amortization, income tax, net financial result, share of profit (loss) of investees and other operating income/expenses, and includes the proportional share of EBITDA of jointly owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% stake in CSN Mineração, 37.27% stake in MRSI.

² Adjusted Net Debt and Adjusted Cash and Cash Equivalents include the stakes of 100% in CSN Mineração, 37.27% in MRS, excluding Forfaiting and Drawee Risk operations.

CSN’s Consolidated Result

•	Net Revenue in 2020 and 4Q20 totaled R$30,064 million and R$9,794 million, up by 18% and 12% over 2019 and 4Q19, respectively, mainly due to the excellent performance in steel and mining, led by a higher gross margin in 4Q20.

•	In 2020, the cost of products sold totaled R$19,125 million, 11% higher than in 2019, generally influenced by the increase in raw material prices. In 4Q20, the cost of products sold totaled R$5,596 million, 9% higher than in the previous quarter for the same reasons, as well as due to the accelerated depreciation by technical and functional obsolescence of CSN Mineração dams.

•	In 2020, Gross Income totaled R$10,939 million, up by 34% over 2019. In 4Q20, Gross Income totaled R$4,198 million, up by 17% over 3Q20. Gross margin rose by 1.8 p.p. over 3Q20, to 42.9% in 4Q20, due to better prices negotiated in the sales of steel and iron ores.

•	In 2020, sales, general and administrative expenses totaled R$2,509 million, 12% lower than in 2019, as a result of the coordinated effort to contain spending in the context of the pandemic. Sales expenses fell by 14.4% in the year, while general and administrative expenses fell by 1.3% on the same comparative basis.

•	In 2020, Other Operating Revenues and Expenses reached a negative R$2,788MM, mainly due to the performance of the cash flow hedge results.

•	In 2020, the Financial Result reached a negative R$796 million in 2020, with the cost of debt partially offset by the appreciation of Usiminas’ shares

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•	In 2020, the Equity Pickup was positive by R$72 million in 2020, compared to the positive R$126 million in 2019, due to the lower result of MRS and TLSA. In 4Q20, Equity Pickup totaled R$63MM due to the strong recovery of MRS.

In 2020, the Company’s Net Income reached R$4,293 million, compared to the Net Income of R$2,245 million in 2019, due to the improved operating result, as well as the reversal of provisions for the write-off of deferred income tax and the appreciation of USIMINAS’ shares.

Adjusted EBITDA

*The Company discloses adjusted EBITDA excluding interests in investments and other operating income (expenses) understanding that these items should not be considered when calculating the recurring operating cash flow.

•  Adjusted EBITDA reached R$4,738 million in 4Q20, versus R$3,506 million in the third quarter, due to a better steel result and the continuity of good performance in mining. Adjusted EBITDA margin reached 47%, or 8,0p.p. higher on the same comparison basis.

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Adjusted EBITDA (R$ Million) and Adjusted Margin¹ (%)

¹ Adjusted EBITDA margin is calculated as the ratio between Adjusted EBITDA and Adjusted Net Revenue, which considers stakes of 100% in CSN Mineração and 37.27% in MRS and 50% in CBSI (50% 3Q19, 100% 3Q20).

Adjusted Free Cash Flow¹

Free Cash Flow in 4Q20 reached R$3,750MM, positively affected by the recovery in working capital and strong cash generation. In 2020, FCF totaled R$8,446MM, up by 395%, due to an excellent operating performance, led by the strong demand for ore in mining and the price performance in steel, cement and, particularly, mining.

¹The concept of free cash flow is calculated from adjusted Ebitda, subtracting Ebitda from Joint Ly subsidiaries, CAPEX, IR, Financial Results and changes in Net Working Capital¹, excluding the effect of the Glencore advance.

²The Adjusted Working Capital² for the quarter is composed of the change in Net Working Capital, plus the change in accounts of long-term assets and liabilities and disregarding the net variation of IR and CS, provision for consumption, dividends payable/receivable, CAPEX not cash, Correction Credit Light, AFAC TLSA not cash) and IRRF JCP).

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Indebtedness

On December 31, 2020, consolidated net debt reached R$25,619 million, with the exchange rate variation offset by the strong cash generation in the period, leading to a strong drop in the leverage indicator measured by the Net Debt/EBITDA ratio, which reached 2.23x, the lowest level since Dec/2011.

In 4Q20, the Company issued debt securities in the capital market, through the reopening of Bonds maturing in 2028 in the amount of US$310MM, in addition to debt amortizations totaling R$1,129MM. Additionally, the liquidity reinforcement will assist the Company in completing its negotiations for re-profiling of the maturities of its debts expected to occur in the next 3 years.

Amortization Schedule (R$ Billion)

¹Net Debt / EBITDA: For debt calculation purposes consider the final dollar for each period and for net debt and EBITDA the average dollar for the period.

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Foreign Exchange Exposure

Net exchange exposure of the consolidated balance sheet up to 4Q20 was US$49 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on results.

Hedge Accounting adopted by CSN correlates projected export in dollar with scheduled debt payments in the same currency. Therefore, the exchange rate variation of the dollar-denominated debt is temporarily accounted for under shareholders’ equity and recorded in the income statement when dollar revenues from exports are received.

Investments

Investments reached R$519 million in 4Q20, due to the acceleration of several sustaining projects in steel. In mining, investments refer to the renewal of mine equipment and waste filtering plants to process 100% of the production without the need to use dams.

Investments (R$ Million)

Net Working Capital

Net Working Capital invested in the business totaled R$3,013 million in 4Q20, down by R$304 million due to the decrease in inventories of finished goods due to the more robust demand in the period. The drop was also possible due to the extension of suppliers in the COVID-19 context.

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Net Working Capital applied to the business disregards Glencore’s advance, as shown in the table below:

4Q20	3Q20	4Q19	2020	2019	4Q20 x 4Q19	4Q20 x 3Q20	2020 x 2019
Assets	**9,821**	**10,162**	**8,997**	**9,821**	**8,997**	**824**	**(341)**	**824**
Accounts Receivable	2,867	2,668	2,048	2,867	2,048	819	199	819
Inventory [1]	4,989	5,189	5,283	4,989	5,283	(293)	(200)	(293)
Recovarable Taxes	1,605	1,953	1,282	1,605	1,282	323	(348)	323
Prepaid Expenses	211	165	204	211	204	7	46	7
Dividends to be received	38	45	44	38	44	(5)	(7)	(5)
Other NWC Assets [1]	111	142	137	111	137	(26)	(31)	(26)
Liabilities	**6,809**	**6,845**	**5,358**	**6,809**	**5,358**	**1,451**	**(37)**	**1,451**
Suppliers	5,443	5,166	4,132	5,443	4,132	1,311	278	1,311
Labor Obligations	433	556	480	433	480	(47)	(123)	(47)
Other Liabilities [2]	171	378	222	171	222	(52)	(207)	(52)
Advances from Customers	311	269	104	311	104	207	41	207
Provision for Consumption	169	150	162	169	162	7	19	7
Other Liabilities [2]	282	326	258	282	258	25	(44)	25
Net Working Capital	**3,013**	**3,317**	**3,639**	**3,013**	**3,639**	**(627)**	**(304)**	**(627)**

Operating Intexes	4Q20	3Q20	4Q19	2020	2019	4Q20 x 4Q19	4Q20 x 3Q20	2020 x 2019
Average Accounts Recivable	23	24	25	23	25	-2	-1	-2
Average Inventory	64	74	92	64	92	-28	-10	-28
Average Suppliers	94	96	84	94	84	10	-2	10
Financial Cycle	-7	2	33	-7	33	-40	-9	-40

¹Other Assets NWC: Considers: Advances Employees and Other Accounts Receivable

²Other Liabilities NWC: Considers: Other accounts payable, dividends payable, installment taxes and other provisions

³inventory: Does not consider the effect of the provision for losses on inventories. To calculate the PME, the balances of warehouse inventories are not considered.

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Results by Business Segment

Net Revenue by Segment - 4Q20 (R$ million)

Adjusted EBITDA by Segment - 4Q20 (R$ million)

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4Q20 Results (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	5,051	4,488	49	408	53	281	(537)	9,794
Domestic Market	3,787	494,29	49	408	53	280	(907)	4,165
Foreign Market	1,264	3,994	-	-	-	1	370	5,629
COGS	(3,802)	(2,051)	(49)	(290)	(32)	(172)	800	(5,596)
Gross Profit	1,249	2,437	0	117	21	110	263	4,198
SG&A	(250)	(45,72)	6	(33)	(8)	(24)	(387)	(741)
Depreciation	238	809	8	104	4	43	(89)	1,118
Proportional EBITDA of Jointly Owned Subsidiaries	-		-	-	-	-	162	162
Adjusted EBITDA	1,238	3,200	14	189	18	129	(51)	4,738

3Q20 Results (R$ Million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	4,570	3,861	58	418	40	259	(491)	8,715
Domestic Market	3,299	429,35	58	418	40	259	(878)	3,625
Foreign Market	1,271	3,432	-	-	-	-	387	5,089
COGS	(4,022)	(1,291)	(38)	(273)	(34)	(170)	694	(5,133)
Gross Profit	548	2,570	20	144	6	89	203	3,581
SG&A	(231)	(44)	(9)	(29)	(8)	(21)	(390)	(731)
Depreciation	234	167	8	104	4	32	(88)	461
Proportional EBITDA of Jointly Owned Subsidiaries	-		-	-	-	-	195	195
Adjusted EBITDA	551	2,694	19	219	3	100	(80)	3,506

4Q19 Results (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	3,349	2,522	55	292	103	144	57	6,524
Domestic Market	2,529	242	55	292	103	144	(606)	2,761
Foreign Market	820	2,280	-	-	-	-	663	3,763
COGS	(3,171)	(1,323)	(39)	(260)	(84)	(141)	590	(4,429)
Gross Profit	178	1,199	16	32	20	3	646	2,095
SG&A	(230)	(43)	(9)	(32)	(7)	(24)	(696)	(1,041)
Depreciation	228	134	7	100	4	43	(85)	432
Proportional EBITDA of Jointly Owned Subsidiaries	-		-	-	-	-	94	94
Adjusted EBITDA	177	1,290	15	100	17	22	(41)	1,580

2020 Results (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	16,603	12,683	256	1,490	173	858	(1,999)	30,064
Domestic Market	11,721	1,533	256	1,490	173	857	(3,144)	12,886
Foreign Market	4,882	11,151	-	-	-	1	1,145	17,178
COGS	(14,171)	(5,532)	(188)	(1,094)	(128)	(647)	2,635	(19,125)
Gross Profit	2,432	7,151	69	396	45	211	636	10,939
SG&A	(923)	(180)	(22)	(115)	(30)	(88)	(1,151)	(2,509)
Depreciation	901	1,262	32	438	18	148	(378)	2,421
Proportional EBITDA of Jointly Owned Subsidiaries	-	-	-	-	-	-	649	649
Adjusted EBITDA	2,411	8,234	78	719	32	271	(244)	11,500

2019 Results (R$ million)	Steel	Mining	Port Logistics	Railway Logistics	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	13,949	10,028	240	1,321	325	571	(998)	25,436
Domestic Market	10,028	927	240	1,321	325	571	(2,462)	10,951
Foreign Market	3,921	9,101	-	-	-	-	1,464	14,486
COGS	(12,963)	(4,396)	(173)	(1,030)	(267)	(608)	2,174	(17,263)
Gross Profit	986	5,631	67	291	59	(37)	1,176	8,173
SG&A	(835)	(186)	(35)	(110)	(29)	(91)	(1,568)	(2,854)
Depreciation	700	476	31	388	17	140	(330)	1,422
Proportional EBITDA of Jointly Owned Subsidiaries	-	-	-	-	-	-	510	510
Adjusted EBITDA	851	5,922	63	569	47	11	(212)	7,251

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CSN’s Steel Results

According to the World Steel Association (WSA), global crude steel production totaled 1.827MMton in 2020, or 0.97% lower than in 2019, with Asia producing alone 1.43MMton, a growth of 6.71%, while in the European Union and North America, there was a drop of 12.4% and 13.7%, respectively. Thus, Asia accounted for 78.56% of the world's crude steel production, while the European Union and North America accounted for 8.66% of world production in 2020.

In 4Q20, CSN’s slab production totaled 898,000 tons, up by 15% over 3Q20, after the production was normalized with the resumption of AF# 2 in mid-November 2020, generating higher product availability without the need to acquire third-party cards.

In 2020, total sales reached 4,651,000 tons, up by 3% over 2019, mainly due to higher sales in the domestic market despite global crisis resulting from COVID. In 4Q20, total sales reached 1,229,000 tons of steel products, up by 10% over 4Q19, mainly due to the recovery of the domestic market resulting from the federal government’s stimulus.

Slab Production (thousand tons)	Sales Volume (Kton) – Steel

In 4Q20, the volume of steel sold in the domestic market totaled 891,000 tons, up by 9% over 4Q19. Of this total, 833,000 tons refer to flat rolled steel and 57,000 tons to long rolled steel. In 2020, 3,203,000 tons of steel were sold on the domestic market, up by 2% over 2019. As for total sales, flat steel reached 2,979,000 tons and long steel reached 225,000 tons.

In the foreign market, 4Q20 sales totaled 339,000 tons, up by 14% YoY, due to the improved sales pace for flat shares in Europe. During this period, 38,000 tons were exported directly and 301,000 tons were sold by subsidiaries abroad, with 32,000 tons sold by LLC, 182,000 tons by SWT and 87,000 tons by Lusosider.

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•	In 4Q20, as for the total sales volume, the share of products coated with flat steel fell by 4% over 3Q20, totaling 48%. Sales volumes for the automotive (+30%), white goods (11%) and packaging (+8%) segments were the period’s positive highlights.

According to ANFAVEA (National Association of Automotive Vehicle Manufacturers), the production of cars, light commercial vehicles, trucks, and buses reached 2 million units in 2020, down by 30.6% YoY. Exports also underperformed, selling a total of 324,000 vehicles, down by 24.3% YoY. Anfavea’s estimates a 25% recovery in vehicle production and a 9% increase in exports.

According to data from the Brazilian Steel Institute (IABr), apparent consumption reached 21.2 million tons in the country, up by 3% over 2019. Brazilian crude steel production reached 30.9 million tons, down by 4.9% YoY.

According to IBGE, the production of household appliances grew by 4% for the YTD up to December 2020 YoY.

•	Steel's Net Revenue reached R$16,603 and R$5,051 million in 2020 and 4Q20, up by 19% and 11% over 2019 and 3Q20. The domestic recovery, the devalued exchange rate and the improvement in prices led to strong implementation adjustments in the main product lines over the second quarter. The 4Q20 average price evolved in both markets (+18.8% in DM) QoQ.

•	Slab Production Cost in 4Q20 reached R$2,397/t, up by 13% QoQ, due to increases in raw materials, mainly as a result of the rise in iron ore and external coke.

Slab Cost with deprec. (R$/t)	4Q20 Production Costs

•	Adjusted EBITDA reached R$1,238 million in 4Q20, up by 125% over 3Q20, bringing the EBITDA margin to 24.5%, up by 12.5 p.p. in the period, with a significant evolution in profitability, from R$431/ton in 3Q20 to R$1.007/ton in 4Q20. Adjusted EBITDA reached R$2,411 million in 2020, up by 183% over 2019, mainly due to a careful cost management and price implementation.

CSN’s Mining Results

In 4Q20, stimuli in China since the pandemic started led to a strong recovery in steel margins and boosted the demand for iron ore, leading to higher reference prices, even more considering the limited supply in overseas market. Ore inventories at ports and mills remain at low levels and ensure a high price performance. In this context, iron ore closed 4Q20 with an average of US$133.7/dmt (Platts, Fe62%, N. China), up by 13% over 3Q20 (US$118.2/dmt). On an annual basis, the average price in 2020 (US$108.9/dmt) was 17% higher than in 2019 (US$93.4/dmt).

Inventory of Iron Ore in Ports (thousand tons)	Inventory of Iron Ore in Mills (average in days)

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Regarding sea freight, Route BCI-C3 (Tubarão-Qingdao) reached an average of US$15.63/wmt in 4Q20, down by 12.5% QoQ, due to seasonality. On an annual basis, freight averaged US$14.82/wmt in 2020 compared to US$18.60/wmt in 2019.

•	In 4Q20, CSN’s iron ore production totaled 7.8 million tons, 18% lower than the previous quarter, in result of rain seasonality, and punctual difficulties brought by new operational protocols in the context of COVID-19. In 2020, production reached 30.7 million tons or 20% below 2019 due to climatic factors in the first quarter of 2020 and delays in mine fronts, already normalized.

•	In 4Q20, sales volume reached 8.6 million tons, down by 6% lower QoQ due to the lower ore availability. In 2020, sales volume fell by 19% over 2019 due to lower production resulting from heavy rains in the year.

Total Production - Mining (thousand tons)	Sales Volume – Mining (thousand tons)

•	In 4Q20, Mining Net Revenue totaled R$4,488 million, up by 16% QoQ, due to the strong performance price, with Platts 13% higher in the same comparison basis. Net Unit Revenue reached US$96.28 per wet ton, up by 23% compared to the previous quarter, due to the variation of the Platts index, fluctuations in transoceanic freight, adjustments for quality and humidity, along with the influence of the quota sales, during the period. In 2020, Mining Net Revenue grew 26%, totaling R$12,683 million, mainly due to the currency devaluation added to Platts’ higher price (+17%) over 2019.

•	The cost of products sold from mining totaled R$2,051 million in 4Q20. The FOB Cash Cost of the ore itself was USD16.5/t in 4Q20, an increase of 8% compared to 3Q20 mainly due to the higher cost per ton of MRS and port.

•	EBITDA reached R$8,234 million and R$3,200 million in 2020 and 4Q20, with a record EBITDA margin at 65% and 71% for the year and the quarter, respectively, due to the appreciation of Platts.

Cement Results

In 2020, cement sales in the domestic market totaled 60.5 million tons, according to preliminary industry data, released by the National Union of the Cement Industry (SNIC). This represents an 11% increase in production YoY and an 11% increase in total sales.

In 4Q20, Net Revenue reached R$281 million, up by 8.8% QoQ, despite the lower sales volume (-4.7%). However, the higher price contributed to an EBITDA of R$129 million, up by 488% YoY and up by 29% QoQ, with an EBITDA margin of 45.9%.

CSN’s Logistics Results

Railway Logistics: In 4Q20, Net Revenue reached R$408 million, with an EBITDA of R$189 million and an EBITDA margin of 46.4%. In 2020, Net Revenue reached R$1,490 million, generating an EBITDA of R$719 million and an EBITDA margin of 48.2%.

Port Logistics: In 4Q20, 72,000 tons of steel products were shipped by Sepetiba Tecon, with a significantly higher volume of Bulks, at 355,000 tons, in addition to 28,000 tons of general cargo, around 40,000 containers. The lower volume of vehicles, at zero units, was expected and had no significant impact on the company's operations. Net Revenue reached R$49 million, generating an EBITDA of R$14 million, with an EBITDA Margin of 28.1%. In the annual result, 542,000 tons of steel products were shipped in 2019, 37,000 tons of general cargo, 154 containers, 1,435,000 tons of bulk and 0 vehicles. Net Revenue reached R$256 million, generating an EBITDA of R$78 million, with an EBITDA Margin of 30.6%.

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Energy Results

In 4Q20, the volume of energy traded generated aNet Revenue of R$53 million, with an EBITDA of R$18 million and an EBITDA margin of 34.1%. In 2020, Net Revenue totaled R$173 million, with an EBITDA of R$32 million and an EBITDA margin of 18.5%.

ESG – Environmental, Social & Governance

Important initiatives were taken in 2020 to develop ESG matters in the CSN Group. In October, we became signatories to the United Nations Global Compact, joining the organization's Action Platform on Climate. In December, we published our Integrated Report for 2018/2019 - GRI Standards and launched our ESG website (exa.csn.com.br) through our First ESG Week, an online event that took CSN’s ESG concept and management to internal and external audiences, besides the presence of specialists in the three pillars. In addition, we continued with the FTSE4Good Index, bringing together companies with a positive reputation in corporate responsibility from around the world.

In December, we also approved with the CEO and released our Integrated Policy on Sustainability, Environment, Health, and Safety at Work, rescuing the acronym “SEMPRE”, already very present in CSN’s management. Besides the proposed integration, the new Policy formalizes CSN Group's commitment to the Sustainable Development Goals (SDGs), a United Nations initiative, and reinforces the importance of safe, ethical, transparent, inclusive behavior, protecting the environment and biodiversity, seeking to promote these principles throughout CSN Group’s value chain.

Since 2010, the Company has been preparing an inventory of greenhouse gas emissions, following the guidelines of the GHG Protocol to support its carbon management, risk mitigation and adaptation to climate change. The company received, for the sixth consecutive year, the Gold seal from the GHG Protocol for reporting the emissions of all its units and submitting them to external verification. In addition, at the request of investors, the Company annually reports to the Carbon Disclosure Project (CDP) the guidelines followed for climate change, supply chain and water security. In 2020, our score improved in Climate Change, from D to C.

ENVIRONMENT SCOPE

ENVIRONMENTAL MANAGEMENT

CSN has many Social, Environmental and Sustainability Management instruments to act in a propositional manner and meet the needs of the many stakeholders involved in communities and businesses in which CSN operates.

We are always working to transform natural resources into prosperity and sustainable development.

The Company has an Environmental Management System (EMS) implemented according to the requirements of the international standard ISO 14001: 2015, certified by an independent international body and duly accredited by INMETRO, in all its main units.

Water is one of the main inputs for our production processes, especially in steel and mining. In 2020, with the introduction of new technology for filtering and dry stacking tailings, we were able to reduce the water consumption of the Central Mineral Processing Plant at CSN Mineração by 32%, paving the way to achieve the goal set in the 2030 commitments to reduce our total water consumption by 10% per ton of ore produced. UPV is the only steelmaker in the country to develop the water footprint and is the CSN plant with the highest water consumption. In total, CSN protects and helps protect an area nearly three times larger than the area occupied by its operations, that is, nearly 68,000 hectares.

DAM MANAGEMENT

The company is at the global forefront when it comes to managing mining waste, having invested around R$400 million in technologies that allowed CSN to better manage waste with filtering and dry stacking, making our processes completely free of tailings dam since the start of 2020. All dams are audited by independent companies specialized in the subject, certifying the stability or not of the dams and identifying preventive actions to ensure this stability. As a result, all CSN Mineração’s dams are at zero in the emergency level, according to the Brazilian Mining Agency (ANM), and hold a stability statement issued by ANM.

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On another front, in 2020 we also concluded the de-characterization process of our first Tailings Dam, the B5 Dam. Throughout 2021, we continued to advance the schedule for the de-characterization of the other four (4) dams of CSN Mineração.

In this sense, in February 2021, we will also have completed the de-characterization of our second dam - the Vigia Dam, with only 3 dams remaining in the de-characterization process for the coming years.

SOCIAL SCOPE

WORK SAFETY

Safety is our top priority and in 2020 we reached the lowest historical level of our frequency rate (CAF+SAF- accidents with or without leave of absence). There were 2.46 accidents/million man-hours, down by 19% over 2019, the best number of the last 7 years. Our strategy is to identify and prevent the risk of dangerous situations before they can lead to serious and fatal accidents. In 2020, CSN allocated R$51.1 million to fund and invest in Safety.

Below are the main highlights of 2020, compared to 2019:

•	Cements: Significant drop of 44.6% (CAF+SAF), currently a benchmark in safety in Brazil, with rates below Brazilian averages
•	Mining: Drop of 29.6% (CAF+SAF), highlighting TECAR, which closed the year with a 45% decrease in YTD number of accidents (CAF+SAF) and 66% in the severity rate.
•	Railways: Significant drop of 38% (CAF+SAF);
•	Steel: Closed the year with a drop of 26% (CAF and SAF) YoY, the best numbers in its history.

COVID-19

Among the actions taken to protect its more than 23,000 employees, strict and technically-validated health measures and processes were implemented for the critical protection of the health of each of those involved, including:

•	Reinforcing the cleaning of environments;
•	Making hand sanitizers available;
•	Distributing more than 1 million fabric masks to all employees;
•	Increasing, clarifying and encouraging the social distancing;
•	Expanding the chartered transportation fleet by almost 100%, with a maximum occupancy of 50% on buses;
•	Reinforcing internal notices with information on how to avoid Covid-19;
•	Cancelling in-person meetings, in the units or outside, as well as internal and external training, using electronic means to make work contacts;
•	Cancelling trips;

Besides adopting medical protocols validated:

•	Taking the body temperature of all employees when accessing mines and offices;
•	Providing RT-PCR test for 3,617 employees in 2020, and immediately putting on leave cases of symptomatic employees and professionals who had contact with a suspected case, only returning to work after a negative test;
•	Providing a 14-day leave of absence for cases tested positive, according to the protocol of the Ministry of Health and WHO;
•	Providing a leave of absence for employees in risk groups, according to WHO and Ministry of Health criteria, by implementing the remote work system;
•	Disclosing behavioral reinforcement materials to prevent COVID-19 through the company's official communication channels (digital notices, marketing emails, TV CSN and Security Alerts).

These measures helped preserve the health and lives of our employees and ensured that there was no impact on our operational performance.

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DIVERSITY

We understand that an inclusive and diverse environment is key to stimulate innovation and ensure the continuity of our business, CSN also believes that an inclusion approach is critical to bring down walls that prevent us from the hiring and retaining women, with the due performance improvement due to gender diversity. CSN Group, too, has a zero-tolerance commitment to any type of discrimination, stated in its Code of Ethics. In 2020, a bold goal was set: Doubling the female workforce at CSN by 2025, from 14% to 28%. During 2020, the advent of COVID-19 brought challenges to CSN's Diversity agenda, which had already been consolidated through in-person activities in 2019.

We can also highlight key results achieved at the Presidente Vargas Plant:

• Training Program, which dedicates intensive actions to train and hire women.

• Black People’s Development: Conclusion of the SENAI course

• Women's Development: Conclusion of the SESI course

• Changing rooms delivered and new works have started

• Promoting the first women in the positions of operational leader in the hot rolling operation and Operator of Mobile Machines II, of the Internal Transportation Management.

• Playing on TV the testimony of women and black people, with reports on their participation in the company's programs.

SOCIAL RESPONSABILITY

CSN Foundation is responsible for the social actions of the CSN Group. The purpose is to transform lives and communities through social, cultural, and educational development. Implementing direct action projects in culture and education, where it is sponsored by CSN Group and other partners, through tax incentive laws. Developing businesses, such as the Bela Vista School Hotel, Vila Business Hotel in Volta Redonda (RJ), generating resources intended entirely for social actions.

2020 was the year in which the world faced a pandemic and all educational and cultural initiatives had to reinvent themselves in the digital environment, such as the Garoto Cidadão project, which now operates online using all available platforms to reach its student. The Centro Cultural Fundação CSN saw the change as a way to bring down physical walls of Volta Redonda, the city in which it is based, and make connections with other places, expanding its audience and activities.

Other initiatives such as Espaço Comunidade CSN, in Congonhas (MG), and the Garoto Cidadão stage truck had their public service activities suspended, respecting the social isolation measures against COVID-19, decreed by the local government.

Even so, CSN Foundation expanded its activities in curating projects of partner institutions. In 2020, R$52.4 million was invested in 90 initiatives, with R$50.5 million from funds raised and R$1.9 from own resources. Accumulated between 2003 and 2020, the amount invested by CSN exceeds R$287 million in culture, sports, health, children, adolescents and the elderly, through 10 tax incentive laws.

Through its indirect work, CSN Foundation has covered 23 cities in 8 Brazilian states with initiatives such as: Museu do Ipiranga; 24ª Mostra de Cinema de Tiradentes; Museu do Amanhã; Casa do Povo; Unibes Cultural; Hospital do Câncer de Barretos; Hospital Angelina Caran (SC); Hospital Albert Einstein.

In its direct work, CSN Foundation went to 19 municipalities, supporting 291 scholarship students and impacting 3,415 young people through its projects and 441 cultural actions. In total, nearly 300,000 people were reached by the institution's initiatives.

GOVERNANCE SCOPE

CSN Group always seeks to develop mechanisms to improve the governance of ESG matters. In 2020, CSN Group created a Sustainability, Environment, Health and Workplace Safety board, reporting directly to the Company's Chief Executive Officer and with a corporate structure, ensuring robustness and extending the reach of the Executive Board to different levels and companies of CSN Group. This Board has a synergistic operation with CSN Foundation and with CSN Group's financial and legal-corporate areas.

In addition, at the end of 2020, CSN Group committed itself to create an ESG Committee, an advisory structure for CSN’s Board of Directors. The formalization of this structure will be concluded in February 2021.

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Capital Market

In 4Q 2020, CSN's shares appreciated by 93.03%, while Ibovespa appreciated by 25.81%. The average daily value (CSNA3) traded at B3, in turn, reached R$321 million. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) appreciated by 106.80% in U.S. dollars, while the Dow Jones rose 10.02%. The daily average trading (SID) with ADRs on NYSE reached US$10.4 million.

4Q20		2020
Number of Shares in Thousands	1,387,524	1,387,524
Market Cap
Closing Price (R$/share)	31.85	31.85
Closing Price (US$/ADR)	6.08	6.08
Market Cap (R$ million)	44,192	44,192
Market Cap (US$ million)	8,546	8,546
Total Return including Dividends and ISE
CSNA3 (BRL)	93.03%	125.96%
SID (USD)	106.80%	74.92%
Ibovespa (BRL)	25.81%	2.92%
Dow Jones (USD)	10.02%	9.31%
Volume:
Daily Average (thousand shares)	14,336	14,160
Daily Average (R$ thousand)	320,748	199,104
Daily Average (thousand ADRs)	2,363	2,652
Daily Average (US$ thousand)	10,380	7,618
Source: Bloomberg

2020 Earnings Release Webcast Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English

February 23rd, 2021

11:00 a.m (Brasilia time)

9:00 a.m (US UST)

Tel.: +55 11 3127-4971/ +55 11 3728-5971

Código: CSN

Tel. Replay: +55 11 3127-4999

Código replay: 74514645

Webcast: click here

CFO and IRO - Marcelo Cunha Ribeiro José Henrique Triques (jose.triques@csn.com.br) Danilo Dias (danilo.dias@csn.com.br)

Some of the statements herein are future prospects that express or imply expected results, performance or events. These prospects include future results that may be affected by historical results and statements made in ‘Prospects'. The current results, performance and events may differ significantly from assumptions and prospects, and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the USA, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousands of reais)

	2020	2019	4Q20	3Q20	4Q19
Net Sales Revenue	**30,064,020**	**25,436,417**	**9,794,101**	**8,714,583**	**6,523,816**
Domestic Market	12,886,212	10,950,700	4,164,882	3,625,325	2,760,705
Foreign Market	17,177,808	14,485,717	5,629,219	5,089,258	3,763,111
Cost Of Goods Sold (COGS)	**(19,124,901)**	**(17,263,264)**	**(5,596,003)**	**(5,133,126)**	**(4,429,143)**
COGS without Depreciation and Depletion	(16,750,855)	(15,877,958)	(4,488,742)	(4,685,167)	(4,009,168)
Depreciation/Depletion allocated to Cost	(2,374,046)	(1,385,306)	(1,107,261)	(447,959)	(419,975)
Gross Profit	**10,939,119**	**8,173,153**	**4,198,098**	**3,581,457**	**2,094,673**
Gross Margin (%)	**36.4%**	**32.1%**	**42.9%**	**41.1%**	**27.2%**
Selling Expenses	(1,990,439)	(2,331,266)	(602,324)	(603,629)	(907,221)
General and Administrative Expenses	(471,024)	(486,206)	(127,746)	(114,822)	(121,879)
Depreciation and Amortization in Expenses	(47,412)	(36,398)	(10,808)	(12,667)	(11,798)
Other Net Revenues (Expenses)	(2,787,562)	(1,903,081)	(613,665)	(716,868)	(102,574)
Equity Pickup	71,755	125,715	62,539	25,970	6,747
Operating Income before Financial Result	**5,714,437**	**3,541,917**	**2,906,094**	**2,159,441**	**957,948**
Net Financial Result	(796,311)	(2,131,184)	276,019	(156,049)	(298,335)
Result Before Income Tax and Social Contribution	**4,918,126**	**1,410,733**	**3,182,113**	**2,003,392**	**659,613**
Income Tax and Social Contribution	(625,508)	833,778	714,719	(741,797)	474,329
Net Income for the Period	**4,292,618**	**2,244,511**	**3,896,832**	**1,261,595**	**1,133,942**

BALANCE SHEET
Corporate Law - In Thousands of Reais

	December 31, 2020	September 30, 2020	December 31, 2019

Current Assets	23,386,194	18,541,939	12,725,805

Cash and Cash Equivalents	9,944,586	5,724,428	1,088,955
Financial Investments	3,783,362	2,805,381	2,633,173
Trade Receivables	2,867,352	2,668,369	2,047,931
Inventories	4,817,586	5,035,288	5,282,750
Recoverable Taxes	1,605,0494	1,953,337	1,282,415
Other Current Assets	367,814	355,136	390,581
Prepaid Expenses	211.027	164,588	203,733
Dividends to Receive	38,088	45,153	44,554
Derivative Financial Instruments		1,010	1,364
Others	118,699	144,385	140,930

Non-Current Assets	39,615,955	38,480,152	38,143,471

Long-Term Receivables	8,887,158	7,401,053	7,626,577
Financial Investments at Amortized Cost	123,409	131,317	95,719
Inventory	347,304	144,499	144,499
Deferred Taxes	3,874,946	2,501,398	2,473,304
Other Non-Current Assets	4,541,499	4,623,839	4,913,055
Taxes to Recover	938,452	893,568	2,119,940
Court Deposits	325,117	372,526	328,371
Prepaid Expenses	129,455	130,797	139,927
Credits Related Parties	1,630,070	1,554,207	1,274,972
Others	1,518,405	1,672,741	1,049,845
Investments	3,695,780	3,691,195	3,584,169
Shareholdings	3,535,906	3,530,479	3,482,974
Investment Properties	159,874	160,716	101,195
Property, Plant & Equipment	19,716,223	20,033,718	19,700,944
Operating Property, Plant & Equipment	19,199,555	19,534,913	19,228,599
Right of Use in Lease	516,668	498,805	472,345
Intangible Assets	7,316,794	7,354,186	7,231,781

TOTAL ASSETS	63,002,149	57,022,091	50,869,276

Current Liabilities	14,725,696	12,861,250	11,619,957

Social and Labor Obligations	282,630	404,057	317,510
Suppliers	4,819,539	4,560,230	3,012,654
Tax Obligations	2,058,362	1,664,726	541,027
Loans and Financing	4,126,453	3,598,537	5,125,843
Other Liabilities	3,357,639	2,553,077	2,526,444
Dividends and ISE to Pay	946,133	40,977	13,252
Advances from Customers	1,100,772	962,789	787,604
Suppliers - Forfaiting	623,861	605,385	1,121,312
Lease Liability	93,626	84,675	35,040
Derivative Financial Instruments	8,722	263,283
Other Liabilities	584,525	595,968	569,236
Tax, Social Security, Labor and Civil Provisions	81,073	80,623	96,479

Non-Current Liabilities	37,024,948	37,817,990	27,887,387

Loans, Financing and Debentures	31,144,200	32,559,616	22,841,193
Other Liabilities	3,145,336	2,704,234	2,493,702
Advances from Customers	1,725,838	1,937,420	1,845,248
Lease Liability	436,505	420,014	439,350
Derivative Financial Instruments	97,535	125,051
Other Liabilities	885,458	221,749	209,104
Deferred Taxes	618,836	564,043	589,539
Tax, Social Security, Labor and Civil Provisions	554,315	529,176	526,768
Other Provisions	1,562,261	1,460,921	1,436,185
Provisions for Environmental Liabilities and Deactivation	803,835	548,737	524,001
Pension Plan and Health Plan	758,426	912,184	912,184

Shareholders’ Equity	11,251,505	6,342,851	11,361,932

Paid-in Capital	6,040,000	4,540,000	4,540,000
Capital Reserve	32,720	32,720	32,720
Profit Reserve	5,824,350	4,431,200	4,431,200
Accumulated Loss		65,113
Other Comprehensive Results	(1,983,619)	(4,072,306)	1,170,624
Non-Controlling Interests	1,338,054	1,346,124	1,187,388

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	63,002,149	57,022,091	50,869,276

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CASH FLOW
CONSOLIDATED - Corporate Law - In Thousands of Reais

	4Q20	3Q20

Net Cash Flow from Operating Activities	3,990,870	3,618,761

Net Income/Loss for the Fiscal Year attributable to Controlling Shareholders	3,729,182	1,080,786
Net Income/Loss for the Fiscal Year attributable to Non-Controlling Shareholders	167,650	180,809
Charges on Loans and Financing Raised	459,986	466,546
Charges on Loans and Financing Granted	(5,838)	(6,351)
Charges on Lease Liability	14,422	13,688
Depreciation, Depletion, and Amortization	1,145,630	486,612
Equity Pickup	(62,539)	(25,970)
Deferred Taxes	(1,349,222)	37,058
Tax, Social Security, Labor, Civil and Environmental Provisions	26,663	(25,168)
Cash Restatement and FX Rate	19,559	601,370
Write-off of Property, Plant & Equipment and Intangible Assets	8,282	2,387
Actuarial Liability Provision	(24,019)
Update Shares - VJR	(1,102,754)	(535,678)
Receivables due to Indemnity	(4,429)	(4,428)
Provisions Environmental Liabilities and Deactivation	(14,348)	10,324
Provision (Reversal) for Consumption and Services	(49,204)	(15,802)
Other Provisions	40,364	(49,625)

Changes in Assets and Liabilities	1,604,071	2,089,056
Accounts to Receive - Third Parties	(188,238)	(693,056)
Accounts to Receive - Related Parties	36,021	(20,182)
Inventories	206,807	990,260
Credits - Related Parties	90,306
Taxes to Offset	310,534	529,739
Court Deposits	47,409	16,121
Suppliers	850,334	437,752
Suppliers - Forfaiting	18,476	4,565
Payroll and Related Charges	(120,451)	(7,628)
Taxes / Refis	529,976	581,802
Accounts to Pay - Related Parties	34,233	2,686
Advances from Customers - Glencore	(120,493)	464,222
Others	(90,843)	(217,225)

Other Payments and Receipts	(612,586)	(686,853)
Interest Paid	(344,815)	(655,039)
Payment of Cash Flow Hedge Transactions	(267,771)	(31,814)

Cash Flow from Investing Activities	(515,435)	(523,756)

Investments/AFAC	(62,511)	(33,148)
Acquisition of Property, Plant & Equipment, Investment Property and Intangible Assets	(565,685)	(397,590)
Loans Granted - Related Parties	-	-
Loans Received - Related Parties	-	2,031
Financial Investment, Net of Redemption	112,761	(95,049)

Cash Flow from Financing Activities	742,882	(1,578,915)

Loans and Financing Raised	2,077,354	943,860
Amortization Loans - Principal	(1,128,542)	(2,346,349)
Funding Cost from Loans	(3,251)	(16,751)
Lease Amortization	(28,250)	(24,924)
Dividends and Interest on Shareholders' Equity Paid	(174,429)	(134,751)

FX Rate on Cash and Cash Equivalents	1,841	(5,214)

Increase (Decrease) of Cash and Cash Equivalents	4,220,158	1,510,876
Cash and Cash Equivalents at the Start of the Period	5,724,428	4,213,552
Cash and Cash Equivalents at the End of the Period	9,944,586	5,724,428

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1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the “Company”, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A.- Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE).

The Group's main operating activities are divided into five (5) segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany to achieve markets and providing excellent services for final consumers. Its steel is used in home appliances, civil construction and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Ouro Preto and Belo Vale, State of Minas Gerais – by subsidiary CSN Mineração.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguai – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Port of Itaguai, located in the State of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN. The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, to supply the needs of UPV. The excess of raw material is sold to subsidiaries and third parties.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, the Company has had its iron ore production since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, mischaracterization and dry stacking, the Company has moved on to a scenario in which 100% of its waste goes through a dry filtration process and is disposed of in geotechnically controlled batteries, areas exclusively destined for stacking. Approximately R$250 million was invested in the two tailings filtration plants that have a combined total filtration capacity of 9 million tons per year.

As a consequence of these measures, the decommissioning of the dams is the natural way of processing dry waste.

All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements

CSN entered the cement production market in 2009, catapulted by the synergy between this activity and CSN's current business. Beside the UPV facilities, in Volta Redonda / RJ, the Company installed a new business unit, which produces CP-III type cement using the slag produced by the UPV’s own blast furnaces. It also explores limestone and dolomite at the Arcos / MG unit, to meet the needs of the UPV and the cement plant. Additionally, in Arcos / MG, the clinker production operation is located. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

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•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which the the latter two hold the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas and Sergipe, with TLSA being responsible for the rail links of Eliseu Martins – Trindade, Trindade – Salgueiro, Salgueiro – Porto Suape, Salgueiro – Missão Velha and Missão Velha - Pecém (Railway System II), under construction, and FTL being responsible for the rail links of São Luis - Altos, Altos - Fortaleza, Fortaleza – Souza, Souza - Recife/Jorge Lins, Recife/Jorge Lins – Salgueiro, Jorge Lins – Propriá, Paula Cavalcanti – Cabedelo, Itabaiana - Macau (Railway System I).

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., operates the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

(“TECON”) is responsible for the shipments of CSN´s steel products, movement and storage of containers, vehicles, general cargo, among other products; and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for third parties.

•	Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 29 - “Segment Information” details the financial information per each of CSN´s business segment.

•	GOING CONCERN

In 2020, the Company repaid approximately R$8.4 billion of its borrowings and financing. In 2021, we expect to repay R$4.2 billion. Financial leverage may adversely affect the Company’s business, financial conditions and operating results, with the following main impacts considered by Management:

•   Use of cash generated from operations for the repayment of borrowings and financing;

•   Exposure to (i) interest rate fluctuations, due to the renegotiation of debts and possible new borrowings and financing; and (ii) foreign exchange, since a significant portion of borrowings and financing are U.S. Dollar denominated;

•   Increase in the economic and financial vulnerability in the event of adverse conditions in the industry and segment, due to the limited resources available in the short term, considering the high financial leverage and expected cash disbursements;

•   Limitation of the Company’s ability to conduct new business (acquisitions) until the financial leverage is reduced;

•   Limitation of the Company’s ability to obtain new lines of credit at more favorable interest conditions due to the risks related to the current financial leverage.

The Company’s ability to continue operating on a going concern basis, therefore, depends on the achievement of operating targets determined by Management, in addition to refinancing the contracted debts, and / or actions related to financial deleveraging.

In addition to the continuous focus on improving operating results, Management continues with initiatives to increase the Company’s liquidity by extending payment terms for loans and financing. See note 13.a - Maturities of loans, financing and debentures presented in current and non-current liabilities.

Additionally, Management is studying alternatives to financial deleveraging from the sale of non-strategic assets and other initiatives, such as the recently concluded Initial Public Offering of Shares of the subsidiary CSN Mineração SA, whereby the CSN Group improved its liquidity by R$4,155 million. Other alternatives are also considered, but it is not possible to ensure that they will occur within a period of 12 months. Accordingly, the Company did not segregate and reclassify any assets in the financial statements as discontinued operations in accordance with IFRS 5.

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Based on Management’s cash flow projections that covered the operational period until February 2022, which depend on factors such as meeting production targets, sales volumes and prices, as well as the renegotiation of loans and financing, Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company’s financial statements for the year ended December 31, 2020 were prepared based on the assumption of going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a)	Declaration of conformity

The consolidated and parent company financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), approved by CVM, besides the own standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information at the financial statements, and only this information, which correspond to those used by the Company's management in its activities

2.b)	Basis of presentation

The financial statements have been prepared using the historical cost as the basis of value, the net realizable value, the fair value or the recovery value, except when otherwise indicated.

The preparation of these financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The accounting policies and critical estimates, when applicable and relevant, are included in the respective explanatory notes and are consistent with the previous year presented, as shown below:

•	Explanatory note 6 - Recognition of the provision for expected losses (impairment) accounts receivable from customers;

•   Explanatory note 10 e - Recoverability test of investment on Transnordestina Logística SA (“TLSA”);

•   Explanatory note 12 a - Goodwill impairment test;

•   Explanatory note 14 - Derivative financial instruments and hedge accounting (“hedge accounting”);

•   Explanatory note 18 d - Deferred income and social contribution taxes: availability of future taxable income against which deductible temporary differences and tax losses can be used;

•   Explanatory note 20 - Provision for tax, social security, labor, civil, environmental risks and judicial deposits;

•   Explanatory note 21 - Provisions for environmental liabilities and asset retirement obligations;

•   Explanatory note 30 - Employee benefits.

The consolidated financial statements were approved by Board of Directors on February 22, 2021.

2.c)	Functional currency and presentation currency

The accounting records included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated financial statements are presented in R$ (reais), which is the Company’s functional and reporting currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are translated using the exchange rate on the balance sheet date. As of December 31, 2020, US$1,00 is equivalent to R$5.1967 (R$4.0307 on December 31, 2019) and €1,00 is equivalent to R$6.3779 (R$4.5305 on December 31, 2019), according to the rates obtained from Central Bank of Brazil website

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of value added is required for all publicly-held companies. These statements were prepared in accordance with CPC 09 - Statement of Value Added, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

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The statement of value added should highlight the wealth generated by the Company and demonstrate its distribution.

2.e)	Explanatory notes for basis of presentation

In 2020, the Company improved the presentation of its financial statements to users. As a result, the relevant information for assessing the Company's financial position was changed and, accordingly, accounting practices related to assets, liabilities, revenues and expenses are now presented in the explanatory notes of each relevant item.

Additionally, in order to improve the presentation with more qualitative aspects, the Company discloses long-term inventory in note 7 and the current and non-current recoverable taxes in note 8, which were previously presented as other current and non-current assets.

2.f)	Adoption of new and revised International Financial Reporting Standards (IFRS) and CPC

During the year of 2020, the Accounting Pronouncements Committee (CPC) and the IASB issued the revision of the referred standards below, already in force in the year of 2020. Some accounting pronouncements that became effective as of January 1, 2020, having been adopted and without significant impacts on the Company’s results and financial position were as follows:

•	Business definition (changes to IFRS 3)
•	Definition of materiality (changes to IAS 1 and IAS 8)
•	Reform of the benchmark interest rate (changes to IFRS 9, IAS 39 and IFRS 7)
•	Changes to references to the basic conceptual framework (various standards)
•	Concessions related to COVID-19 (amendments to IFRS 16)

The changes were evaluated and adopted by the Company’s management, and there were no impacts on its financial statements regarding their application.

New standards, changes and interpretations to existing standards that are not yet effective and have not been adopted in advance by the Company (for which no significant impact is expected in the initial adoption period and that, therefore, additional disclosures are not being made):

•	IFRS 17 — Insurance Contracts
•	Changes to IFRS 17 Insurance contracts (changes to IFRS 17 and IFRS 4)
•	References to the Conceptual Framework
•	Products before intended use (changes to IAS 16)
•	Onerous contracts - cost of fulfilling a contract (changes to IAS 37)
•	Annual cycle of improvements to IFRS 2018-2020 (changes to IFRS 1, IFRS 9, IFRS 16 and IAS 41)
•	Classification of liabilities as current and non-current (changes to IAS 1)

3.	IMPACTS OF COVID-19

At the end of 2019, the COVID-19 virus spread worldwide, and in March 2020, the WHO (World Health Organization) declared a pandemic of this disease. Since the beginning of the pandemic, the Company has adopted several precautionary measures in all its areas to reduce the exposure of its employees and to guarantee the continuity of its business. In this sense, all employees in chronic conditions of vulnerability (risk group) were mapped and put on vacation together with most other employees in order to reduce their corporate staff by around 50%. In addition, masks were provided for all employees, hand sanitizer was made available in all company facilities, and we also released internal communications with preventive measures in order to reinforce the hygiene protocols recommended by the competent authorities.

The Company permanently assesses the effects caused by COVID-19 on its business, since, mainly in the 2nd quarter of 2020, economic activities in Brazil were drastically reduced, with restrictions and measures of social distancing having been imposed in order to reduce the virus circulation. Many of these restrictions were relieved by the authorities in the 3rd quarter and the Company did not suffer significant impact to its business during the year.

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The Company’s economic activity is directly linked to the demand for steel products in the automotive, domestic and civil construction sectors, as well as iron ore, both in the domestic and international markets. Any reduction in the activity of these sectors could affect the demand and the price of products and have significant impact to the Company’s financial position and results.

Below we present the main economic effects to the Company in relation to COVID-19:

a) Operational effects

The Company’s investment budget for 2020 has been revised considering the adverse effects of the global economic slowdown. In this sense, the review reduced the amount of investments, giving priority to the execution of current investment projects that are fundamental for the maintenance of conditions of operational capacity, environment and safety.

The Company stifled the Blast Furnace 2 located at the Presidente Vargas Steelworks (UPV), in the municipality of Volta Redonda - RJ, in early June 2020. The decision was based on the weak global economic scenario since CSN is a major supplier of raw material to the automotive, appliances and civil construction industries. However, the recently renovated Blast Furnace 3 met the demand until Blast Furnace 2 resumed in late November 2020.

The effects of the pandemic were perceived in the 2nd quarter of the year, having caused some impact to revenues, mainly from the steel manufacturing operations. The other segments did not suffer significant impacts.

The Company did not suffer any significant impact to its railway and maritime logistics. There was also no impact to the availability of supplies that would interrupt operational activities.

b) Recoverability of financial and non-financial assets and liabilities

The pandemic did not have a significant impact on the fair value of the Company’s assets and liabilities, with the exception of a temporary adverse impact on the market value of Usiminas’ shares, which up to March 31, 2020 had accumulated losses of R$962 million in that quarter, having if fully recovered by the end of the year and contributed positively to the Company’s result with a gain in the year of R$1,190 million. In limited situations some covenants or special obligations applicable to our debts could have been achieved. The Company constantly monitored and continues to monitor these indicators in order to avoid risks to its financial position.

There was no material impact to the Company’s financial assets. A portion of receivables that had been past due was received during the 2nd quarter. The Company’s average term of receipt has not changed.

Our portfolio of investments and the nature of our industrial plants have long-term characteristics. The long-term operational and economic context to which the Company operates allows greater flexibility in the strategies and plans to mitigate the risks and effects of the pandemic on its business and, consequently, ensure the maintenance of the expected recoverability of its non-financial assets, whether investments, fixed assets and tax credits. At the beginning of the pandemic, Management conducted tests stressing several assumptions used in business projections, especially for 2020 and 2021. These stressed assumptions remained unchanged throughout the year and, consequently, the was no need to recognize any losses due to impairment in the financial statements as of December 31, 2020.

According to the guidelines of the Brazilian Securities and Exchange Commission (CVM), the Company assessed any effects that are related to business continuity and its accounting estimates. Despite some adverse effects perceived at the beginning of the pandemic, which over the rest of the year dissipated, such adverse effects did not bring risks of continuity or the need for adjustments to accounting estimates that would produce significant effects on the Company’s business and consequently on its position equity and financial.

The Company maintains all of its medium and long-term production and sales forecasts.

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4.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Cash and banks
In Brazil	245,185	42,736	238,509	18,456
Abroad	3,899,282	454,033	199,994	81,379
	4,144,467	496,769	438,503	99,835

Investments
In Brazil	5,800,119	531,924	4,208,622	292,272
Abroad		60,262
	5,800,119	592,186	4,208,622	292,272
	9,944,586	1,088,955	4,647,125	392,107

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in these financial statements.

Our investments abroad are in private securities in top-rated banks and are remunerated at pre-fixed rates.

Accounting Policy

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days of the contracting date, readily convertible into an amount known as cash and with an insignificant risk of changing its market value.

5.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non Current		Current		Non Current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Investments(1)	478,253	518,553			475,782	481,804
Usiminas shares(2)	3,305,109	2,114,620			3,305,109	2,114,620
Bonds (3)			123,409	95,719			123,409	95,719
	3,783,362	2,633,173	123,409	95,719	3,780,891	2,596,424	123,409	95,719

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.

(2)	Part of the shares guarantees a portion of the Company's debt.

(3)	Bonds with Fibra bank due in February 2028 (see note 22).

Accounting Policy

Short-term investments that are not classified as cash equivalents and are measured at amortized cost and at fair value through profit or loss.

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6.	TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Trade receivables
Third parties
Domestic market	910,657	1,118,632	680,340	852,434
Foreign market	2,063,867	1,003,905	65,379	62,833
	2,974,524	2,122,537	745,719	915,267
Allowance for doubtful debts	(228,348)	(245,194)	(143,735)	(167,247)
	2,746,176	1,877,343	601,984	748,020
Related parties (note 22 b)	121,176	170,588	947,719	943,623
	2,867,352	2,047,931	1,549,703	1,691,643

The composition of the gross balance of accounts receivable from third party customers is shown as follows:

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Current	2,537,567	1,739,746	535,541	731,377
Past-due up to 30 days	222,972	132,845	72,890	9,089
Past-due up to 180 days	17,915	23,877	958	6,684
Past-due over 180 days	196,070	226,069	136,330	168,117
	2,974,524	2,122,537	745,719	915,267

The changes in credit losses are as follows:

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Opening balance	(245,194)	(237,352)	(167,247)	(176,855)
(Loss)/Reversal estimated	7,513	(43,313)	22,347	(18,540)
Recovery and write-offs of receivables	9,333	35,471	1,165	28,148
Closing balance	(228,348)	(245,194)	(143,735)	(167,247)

Accounting Policy

Accounts receivable are initially recognized by the transaction price, provided they do not contain financing components, and subsequently measured at amortized cost. When applicable, it is adjusted to present value including the respective taxes and ancillary expenses, and customer credits in foreign currency are restated at the exchange rate on the date of the financial statements.

The Company measures credit losses annually expected for the instrument, where it considers all possible loss events over the life of its receivables, using a loss rate matrix by maturity range adopted by the Company, from the initial moment (recognition) of the asset. This model considers the client’s history, default rate, financial situation and the position of its legal advisors to estimate expected credit losses.

The Company performs operations relating to assignment of receivables without co-obligation in which, after the assignment of duplicates / securities from the client and receipt of funds arising from the closing of each operation, CSN settles the accounts receivable and relieves itself entirely of the operation’s credit risk.

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7.	INVENTORIES

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Finished goods	1,627,676	1,691,842	748,918	1,141,385
Work in progress	1,358,905	1,438,868	836,128	1,081,050
Raw materials	1,289,653	1,493,129	876,168	1,021,350
Spare parts	928,158	902,135	525,114	502,591
Advances to suppliers	69,536	35,828	63,950	31,541
Provision for losses	(109,038)	(134,553)	(35,832)	(41,201)
	5,164,890	5,427,249	3,014,446	3,736,716

Classified:
Current	4,817,586	5,282,750	3,014,446	3,736,716
Non-current (1)	347,304	144,499
	5,164,890	5,427,249	3,014,446	3,736,716

1.	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, In 2020, the Company defined the construction project for the new plant for processing Itabirito, which until then was considered as waste, and started to be incorporated into the long-term ore inventory.

.

The changes in estimated losses on inventories are as follows:

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Opening balance	(134,553)	(157,754)	(41,201)	(45,076)
(Estimated losses) / Reversal of inventories with low turnover and obsolescence	25,515	23,201	5,369	3,875
Closing balance	(109,038)	(134,553)	(35,832)	(41,201)

Accounting Policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished products and work in process comprises raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

8.	RECOVERABLE TAXES

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
State Value-Added tax	1,002,926	1,109,887	822,717	942,707
Brazilian federal contributions (1)	1,417,081	2,230,793	1,192,919	2,040,867
Other taxes	123,939	61,675	104,648	53,430
	2,543,946	3,402,355	2,120,284	3,037,004

Classified:
Current	1,605,494	1,282,415	1,381,853	1,129,584
Non-current	938,452	2,119,940	738,431	1,907,420
	2,543,946	3,402,355	2,120,284	3,037,004

1.	Refers mainly to PIS / COFINS (VAT Federal) and State value-added tax all to be recovered and income tax and social contribution to be offset. In respect to PIS and COFINS to be recoverable on September 20, 2018, the writ of mandamus and special appeal filed in 2006, in which CSN and the Federal Union are parties, related to the discussion about the non-inclusion of ICMS in the PIS and COFINS calculation basis, was judged in final court decision, confirmed the

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right of CSN to offset the amounts unduly paid as a result of the PIS and COFINS base being increased by the inclusion of ICMS in the period from 2001 to 2014.

Accounting Policy

The balance of recoverable taxes maintained as current asset is expected to be offset in the next 12 months, as well as based on analysis and budget projection approved by Management. We do not foresee risks of non-realization of these tax credits.

9.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Judicial deposits (note 20)			325,117	328,371			221,016	224,300
Credits with the PGFN (1)				46,774				46,774
Prepaid expenses	136,527	107,428	115,636	126,213	94,782	82,664	98,031	110,099
Prepaid expenses with sea freight (2)	74,500	96,305
Actuarial asset (note 30)			13,819	13,714			1,803
Derivative financial instruments (note 14 I)		1,364		4,203				4,203
Securities held for trading (note 14 I)	5,065	4,034			4,927	3,875
Loans with related parties (nota 14 I and 12 I)			966,050	846,300	53,718		1,007,677	883,394
Other receivables from related parties (note 22 b)	6,242	1,830	664,020	428,672	5,717	14,770	900,200	674,800
Other receivables (note 14 I)			2,445	7,059			1,003	1,109
Eletrobrás compulsory loan (note 14 I) (3)			852,532	845,284			851,713	844,438
Dividends receivables (note 22 b)	38,088	44,554			329,413	33,447
Employee debts	28,054	33,045			16,600	20,657
Receivables by indemnity (4)			517,183				517,183
Others	79,338	102,021	146,245	146,525	419	17,979	146,244	146,525
	367,814	390,581	3,603,047	2,793,115	505,576	173,392	3,744,870	2,935,642

1.	In September 2020, the Company reclassified the amount to judicial deposits.

2.	Refers a payment of freight expenses and maritime insurance over revenues didn’t recognized.

3.	This is a certain and due amount, arising from the res judicata favorable decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of Eletrobrás to the payment of the correct interest and monetary adjustment of the Compulsory Loan. The res judicata decision, as well as the certainty about the amounts involved in the liquidation of the sentence (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain. In addition to this amount already recorded, the Company continues to seek alternatives for the recovery of additional credits and the estimate can reach an amount greater than R$350 million.

4.	This is a net, certain and enforceable amount, resulting from the final and unappealable decision of the Court in favor of the Company, due to losses and damages resulting from the sinking of the voltage in the supply of energy in the periods from January / 1991 to June / 2002. The receivable for indemnification in the amount of R$147,612 was recognized in the income statement for the year in other operating income and expenses and in the financial result, the amount of R$369,571. See notes 27 and 28, respectively.

10.	CONSOLIDATION AND INVESTMENT BASE

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2020 and 2019 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds, as follows:

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	Number of shares held by CSN in units	Equity interests (%)
Companies		12/31/2020	12/31/2019	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	20,001,000	100.00	100.00	Financial transactions
CSN Inova Ventures (1)	50,000	100.00	100.00	Financial transactions
CSN Islands XII Corp.	1,540	100.00	100.00	Financial transactions
CSN Steel S.L.U.	22,042,688	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	-	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	254,015,052	99.99	99.99	Port services
Minérios Nacional S.A.	141,719,295	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	66,354,391	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	195,454,162	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	555,142,354	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	158,419,480	87.52	87.52	Mining
CSN Energia S.A.	43,149	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	486,592,830	92.38	92.38	Railroad logistics
Nordeste Logística S.A.	99,999	99.99	99.99	Port services
CSN Inova Ltd.	-	100.00	100.00	Advisory and implementation of new development projec
CSN Equipamentos S.A (2)	-	-	99.99	Rental of commercial and industrial machinery and equipment
CBSI - Companhia Brasileira de Serviços de Infraestrutura	4,669,986	99.99	100.00	Equity interests and product sales and iron ore
CSN Cimentos S.A.(3)	90	90.00	-	Manufacturing and sale of cement

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.		100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.		99.99	99.99	Steel and Equity interests
CSN Resources S.A.		100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas		99.99	99.99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA		99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM		99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.		100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH		100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (4)			100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o		100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining GmbH		87.52	87.52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited		87.52	87.52	Commercial representation
Lusosider Ibérica S.A.		100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.		87.52	87.52	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC		100.00	100.00	Import and distribution/resale of products
CSN Cimentos S.A.(3)	10	10.00		Manufacturing and sale of cement
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	253,606,846	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava		17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A. (5)	63,377,198	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.		31.82	31.82	Dormant company
Transnordestina Logística S.A. (6)	24,670,093	47.26	47.26	Railroad logistics
Equimac S.A (2)	1,117	50.00	-	Rental of commercial and industrial machinery and equipment

Indirect interest in joint ventures: equity method
MRS Logística S.A. (5)		16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	49,074,882	20.00	20.00	Metallurgy and Equity interests

Exclusive funds: full consolidation
Diplic II - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
Caixa Vértice - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund
VR1 - Fundo de investimento multimercado crédito privado		100.00	100.00	Investment fund

(*) Dormant companies.

1.	On June 29, 2020, CSN Islands XI Corp. changed its corporate name to CSN Inova Ventures.

2.	On June 26, 2020, CSN Equipamentos SA had its corporate name changed to Equimac SA and its capital increased by Unidas Guindastes Eireli. With this capital increase, CSN’s stake in Equimac’s share capital increased to 50% and was classified as joint venture.

3.	Company acquired on October 2, 2020.

4.	Company liquidated on March 11, 2020.

5.	As of December 31, 2020, the Company directly held 63,377,198 shares, of which 26,611,282 were common and 36,765,916 were preferred, and indirectly 63,338,872 shares, of which 25,802,872 were common and 37,536,000 were preferred

6.	As of December 31, 2020, the Company had 24,168,304 common shares and 501,789 Class B preferred shares.

10.a)	Investments in joint ventures, joint operations, associates and other investments

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) amounts for the period in those investees are as follows:

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				12/31/2020				12/31/2019
Companies	Participation in				Participation in
	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period	Assets	Liabilities	Shareholders’ equity	Profit /(Loss) for the period

Investments under the equity method
Subsidiaries
CSN Islands VII Corp.	481,327	2,979,749	(2,498,422)	(651,215)	361,540	2,208,748	(1,847,208)	(198,112)
CSN Inova Ventures	9,534,299	10,244,025	(709,726)	(475,447)	3,997,823	4,232,102	(234,279)	(102,641)
CSN Islands XII Corp.	2,497,173	5,203,776	(2,706,603)	(889,471)	2,219,057	4,036,189	(1,817,132)	(339,727)
CSN Steel S.L.U.	4,522,589	28,642	4,493,947	411,236	3,642,029	135,672	3,506,357	(49,406)
Sepetiba Tecon S.A.	731,294	431,801	299,493	(3,760)	719,750	406,738	313,012	(4,422)
Minérios Nacional S.A.	292,708	152,438	140,270	59,463	141,442	52,275	89,167	17,495
Valor Justo - Minérios Nacional S.A.			2,123,507	-			2,123,507	-
Estanho de Rondônia S.A.	103,484	131,596	(28,112)	(18,168)	49,860	59,804	(9,944)	(14,685)
Companhia Metalúrgica Prada	750,130	603,654	146,476	(34,704)	735,887	589,658	146,229	60,662
CSN Mineração S.A.	17,166,329	7,887,964	9,278,992	3,527,825	13,888,599	5,698,541	8,190,058	3,207,097
CSN Energia S.A.	130,642	83,718	46,924	(4,996)	98,866	37,306	61,560	12,854
FTL - Ferrovia Transnordestina Logística S.A.	471,952	254,510	217,442	(35,762)	500,984	247,780	253,204	(54,576)
Companhia Florestal do Brasil	52,073	2,526	49,547	(2,372)	52,939	19,586	33,353	(533)
Nordeste Logística S.A.	69	55	14	(8)	82	60	22	(7)
CSN Equipamentos S. A.					1		1
CBSI - Companhia Brasileira de Serviços de Infraestrutura	118,553	98,231	20,322	2,935	82,332	70,942	11,390	7,422
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	-	-	15,225	-	-		15,225	-
	36,852,622	28,102,685	10,889,296	1,885,556	26,491,191	17,795,401	10,834,522	2,541,421
Joint-venture and Joint-operation
Joint-venture e Joint-operation	-	-	-	-	-	-	-	-
Itá Energética S.A.	268,447	17,365	251,082	9,915	259,777	16,255	243,522	5,995
MRS Logística S.A.	2,088,151	1,284,265	803,886	80,205	2,073,125	1,308,439	764,686	93,822
Transnordestina Logística S.A.	4,657,691	3,497,587	1,160,104	(28,952)	4,398,434	3,209,378	1,189,056	(17,100)
Fair Value (*) - Transnordestina	-		271,116		-	-	271,116	-
Equimac S.A	7,536	301	7,235	(329)	-	-	-	-
	7,021,825	4,799,518	2,493,423	60,839	6,731,336	4,534,072	2,468,380	82,717
Associates
Arvedi Metalfer do Brasil S.A.	40,528	32,490	8,038	(6,765)	44,435	31,712	12,723	(1,682)
	40,528	32,490	8,038	(6,765)	44,435	31,712	12,723	(1,682)
Classified at fair value through profit or loss (note 14 II)
Panatlântica			59,879				47,300
			59,879				47,300
Other investments
Other investments			(55,543)	(36,980)			(18,563)	97,811
Profits on subsidiaries' inventories			63,538	(9,964)			63,538	170
			7,995	(46,944)			44,975	97,981
Total investments			13,458,631	1,892,686			13,407,900	2,720,437

Total investments
Investments in assets			19,401,494				17,316,463
Classification of investments in the balance sheet			(5,942,863)				(3,908,563)
			13,458,631				13,407,900

(*) As of December 31, 2020 and December 31, 2019, the net balance of R$271,116 refers to the Fair Value generated by the loss of control of Transnordestina Logística SA in the amount of R$659,105 and impairment of R$387,989.

The number of shares, the balances of assets and liabilities, shareholders’ equity and the profit / (loss) values for the year refer to the interest held by CSN in these companies.

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10.b)	Changes in investments in subsidiaries, jointly controlled companies, joint operations, associates and other investments

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Opening balance of investments	3,482,974	5,630,613	17,316,463	20,232,005
Opening balance of loss provisions			(3,908,563)	(3,258,138)
Total	3,482,974	5,630,613	13,407,900	16,973,867
Capital increase/acquisition of shares	3,400	27,909	60,361	66,621
Dividends (1)	(82,642)	(94,603)	(2,496,422)	(4,166,291)
Comprehensive income (2)	6,895	(2,592)	581,514	31,441
Equity pickup (3)	124,324	175,524	1,892,686	2,720,437
Update of shares measured at fair value through profit or loss (Note 14 II)	12,579	(118,780)	12,579	(118,780)
Reclassification of Usiminas’ shares		(2,114,620)	-	(2,114,620)
Goodwill from acquisition of 50% interest of CBSI	-	-	-	15,225
Consolidation of CBSI		(8,775)	-	-
Amortization of fair value - investment MRS	(11,747)	(11,747)	-	-
Others	123	45	13	-
Closing balance of investments	3,535,906	3,482,974	19,401,494	17,316,463
Balance of provision for investments with negative equity			(5,942,863)	(3,908,563)
Total	3,535,906	3,482,974	13,458,631	13,407,900

1.	In 2020, it mainly refers to dividends of the subsidiary CSN Mineração SA in the amount of R$2,437,482 (R$4,060,816 on December 31, 2019).

2.	Refers to translation to the reporting currency of the foreign investments of which functional currency is not the Brazilian Reais, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.	The table below shows the reconciliation of the equity in results of affiliated companies classified as joint venture and associates and the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies.

		Consolidated
	12/31/2020	12/31/2019

Equity in results of affiliated companies
MRS Logística S.A.	160,370	187,597
CBSI - Companhia Brasileira de Serviços de Infraestrutura (1)		6,695
Transnordestina Logística S.A.	(28,952)	(17,100)
Arvedi Metalfer do Brasil S.A.	(6,765)	(1,682)
Equimac S.A.	(329)
Others		14
	124,324	175,524
Eliminations
To cost of sales	(46,751)	(57,908)
To taxes	15,895	19,689
Others
Amortizated at fair value - Investment in MRS	(11,747)	(11,747)
Others	(9,966)	157
Equity in results	71,755	125,715

(1)	Refers to equity income until November 30, 2019, as of this date, the joint venture started to be controlled and consolidated, according to note 10 c.

10.c)	Additional information on operating controlled companies

With the primary objective of reducing the Company’s financial leverage, Management is committed to a plan to dispose of a set of assets, however, it is not possible to confirm that the sale within a period of 12 months is highly probable for any of the assets contemplated in the plan. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets in the financial statements as discontinued operations in accordance CPC 31 / IFRS 5.

•   SEPETIBA TECON SA (“Tecon”)

It aims to explore Container Terminal No. 1 at the Port of Itaguaí, located in Itaguaí, in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeastern railway network, which is granted to MRS Logística SA The services provided are handling operations and storage of containers, steel products and cargo in general, among other products and services for washing, maintenance and hygiene of containers.

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Tecon won a bidding procedure and entered into the lease agreement in October 23, 1998 for operation of the port terminal for a period of 25 years, extendable for an equal period.

Upon termination of the lease, all rights and benefits transferred to Tecon will return to the Federal Government, together with the assets owned by Tecon and those resulting from investments made by it in leased assets, declared reversible by the Federal Government as they are necessary for the continuity of the provision. of the service granted. The assets declared reversible will be indemnified by the Federal Government at the residual value of their cost, determined by Tecon’s accounting records after deducting depreciation.

•   ESTANHO DE RONDÔNIA SA (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, one in the city of Itapuã do Oeste / RO and the other in Ariquemes / RO. Mining is located in Itapuã do Oeste, where cassiterite (tin ore) is extracted, and in Ariquemes, the foundry where metallic tin is obtained, which is the raw material used at UPV for the manufacture of metal sheets.

•

•   COMPANHIA METALÚRGICA PRADA (“Prada”)

Prada operates in two segments: metal steel packaging and flat steel processing and distribution.

Packaging

In the steel metallic packaging segment, Prada produces the best and safest in cans, buckets and aerosols. It serves the chemical and food segments, providing packaging and lithography services to the main companies in the market.

Distribution

Prada also operates in the flat steel processing and distribution area, with a diversified product line. Supplies coils, rolls, plates, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, for the most different segments of the industry - from automotive to civil construction. It is also specialized in providing steel processing services, meeting the demand of companies from all over the country.

•   CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

•   FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA SA (“FTL”)

Company created for the purpose of incorporating the spun-off portion of Transnordestina Logística SA It operates public cargo transportation services in the northeast of Brazil, in the stretches between the cities of São Luís and Altos, Altos and Fortaleza, Fortaleza and Sousa, Sousa and Recife / Jorge Lins, Recife / Jorge Lins and Salgueiro, Jorge Lins and Propriá, Paula Cavalcante and Cabedelo (Branch of Cabedelo) and Itabaiana and Macau (Branch of Macau) (“Malha I”)

On November 13, 2019, CSN subscribed FTL shares through the capitalization of credits arising from Advances for Future Capital Increase (AFAC) in the amount of R$27,670, passing its interest in FTL’s capital from 91.69% to 92.38%. As a result of the operations described above, which caused a change in shareholder participation, the Company recorded a loss in the amount of R$293, recorded in shareholders’ equity under “Other comprehensive income” There was no change in the corporate structure in 2020.

•   CSN MINERAÇÃO SA (“CSN Mineração”)

Headquartered in Congonhas, in the State of Minas Gerais, CSN Mineração SA has as its main objective the production, purchase and sale of iron ore, and has the foreign market as its main focus in the commercialization of its products. As of November 30, 2015, CSN Mineração SA started to centralize CSN’s mining operations, including the establishments of the Casa de Pedra mine, the TECAR port and an 18.63% stake in MRS. CSN’s interest in this subsidiary is 87.52% as of December 31, 2020.

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• MINÉRIOS NACIONAL SA (“Minérios Nacional”)

Headquartered in Congonhas, in the State of Minas Gerais, Minérios Nacional has as main objective the production and sale of iron ore. The subsidiary concentrates the mining rights assets related to the Fernandinho, Cayman and Pedras Pretas mines, all in Minas Gerais transferred to Minérios Nacional SA in the business combination operation that took place in 2015.

•   CBSI - COMPANHIA BRASILEIRA DE INFRASTRUCTURE SERVICES (“CBSI”)

Previously located in the city of Araucária-PR, CBSI is currently headquartered in the city of Volta Redonda and its main purpose is to render services to CSN, CSN’s subsidiaries and third parties related to the recovery and maintenance of industrial machinery and equipment, civil maintenance, industrial cleaning, preparation product logistics, among others.

The investment is the result of a joint venture between CSN and CKTR Brasil Serviços Ltda. in 2011 which previously held a 50% stake. On November 29, 2019, the Company completed the acquisition of the remaining 50% of CBSI’s shares for R$24,000. The goodwill for expected future profitability generated on the acquisition was R$15,225 and is separately classified within Investments in non-current assets.

10.d)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies whose control is shared are shown below and refer to 100% of the companies’ results:

				12/31/2020			12/31/2019
	Joint-Venture			Joint-Operation	Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Itá Energética
	34.94%	47.26%	50.00%	48.75%	34.94%	47.26%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,206,484	1,390	1,351	48,919	670,296	17,166	65,793
Advances to suppliers	27,312	1,948		742	20,100	3,240	363
Other current assets	823,204	51,793	2,356	89,521	1,326,281	59,405	15,955
Total current assets	2,057,000	55,131	3,707	139,182	2,016,677	79,811	82,111
Noncurrent Assets
Other non-current assets	608,878	225,492	-	20,807	789,562	258,391	24,361
Investments, PP&E and intangible assets	8,537,009	9,574,588	11,365	390,672	8,316,033	8,968,447	426,403
Total non-current assets	9,145,887	9,800,080	11,365	411,479	9,105,595	9,226,838	450,764
Total Assets	11,202,887	9,855,211	15,072	550,661	11,122,272	9,306,649	532,875

Current Liabilities
Borrowings and financing	828,439	241,029			653,784	103,877
Lease liabilities	317,526				256,034
Other current liabilities	1,117,975	125,794	602	19,721	1,561,684	171,821	16,793
Total current liabilities	2,263,940	366,823	602	19,721	2,471,502	275,698	16,793
Noncurrent Liabilities
Borrowings and financing	2,162,657	6,368,070			2,369,615	6,084,424
Lease liabilities	1,674,594				1,650,758
Other non-current liabilities	788,862	665,653		15,900	527,871	430,603	16,550
Total non-current liabilities	4,626,113	7,033,723		15,900	4,548,244	6,515,027	16,550
Shareholders’ equity	4,312,834	2,454,665	14,470	515,040	4,102,526	2,515,924	499,532
Total liabilities and shareholders’ equity	11,202,887	9,855,211	15,072	550,661	11,122,272	9,306,649	532,875

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				01/01/2020 to 12/31/2020	01/01/2019 to 11/30/2019			01/01/2019 to 12/31/2019
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	CBSI	MRS Logística	Transnordestina Logística	Itá Energética
	34,94%	47,26%	50,00%	48,75%	50,00%	34,94%	46,30%	48,75%
Statements of Income
Net revenue	3.604.965	35	2.308	173.426	267.436	3.200.809		163.048
Cost of sales and services	(2.521.991)		(2.386)	(74.048)	(233.830)	(2.382.828)		(83.129)
Gross profit	1.082.974	35	(78)	99.378	33.606	817.981		79.919
Operating (expenses) income	(105.267)	(42.108)	(576)	(67.885)	(12.328)	207.840	(18.077)	(62.660)
Financial income (expenses), net	(330.756)	(19.186)	(4)	(764)	(1.460)	(268.089)	(18.386)	1.183
Income before income tax and social contribution	646.951	(61.259)	(658)	30.729	19.818	757.732	(36.463)	18.442
Current and deferred income tax and social contribution	(216.649)		-	(10.391)	(6.428)	(254.378)		(6.147)
Net income for the year	430.302	(61.259)	(658)	20.338	13.390	503.354	(36.463)	12.295

•   ITÁ ENERGÉTICA SA - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a concession, the Itá Hydropower Plant (“UHE Itá”), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border. The UHE Itá concession is shared with ENGIE Brasil Energia S.A., with CSN holding 48.75%.

•   MRS LOGISTICA S.A.

Located in the city of Rio de Janeiro-RJ, the company aims to exploit, for an onerous concession, the public service of railway cargo transportation in the areas of the Southeast Network, located on the Rio de Janeiro, São Paulo and Minas Gerais axis, previously held by the extinct Rede Ferroviária Federal SA - RFFSA. The concession has a term of 30 years from December 1, 1996, extendable for an equal period by exclusive decision of the grantor.

MRS can also explore modal transport services related to rail transport and participate in projects aimed at expanding the rail services granted.

For the provision of services, MRS leased from RFFSA, for the same period of the concession, the assets necessary for the operation and maintenance of rail freight transport activities. At the end of the concession, all leased assets will be transferred to the possession of the railway transport operator designated in that same act.

The Company directly holds an 18.64% interest in the capital of MRS and indirectly, through its subsidiary CSN Mineração SA, a 16.30% interest in the capital of MRS, totaling a 34.94% interest.

•   CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Plant is located in Rio Grande, in the city of Conquista - MG, and has an installed capacity of 210 MW, formed by 5 Bulb-type generating units.

CSN holds 17.92% of the investment in the consortium, whose object is the distribution of electricity, which is distributed according to the percentage of participation of each company.

The balance of property, plant and equipment, net of depreciation on December 31, 2020 is R$21,287 (R$22,441 on December 31, 2019) and the expense amount in 2020 was R$6,611 (R$6,497 in 2019).

•   TRANSNORDESTINA LOGÍSTICA SA (“TLSA”)

Its main objective is the exploration and development of the public rail freight transport service in the Northeast network of Brazil, comprising the stretches of Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Porto Suape, Salgueiro - Missão Velha and Missão Velha - Pecém (Malha II).

It is in the pre-operational phase and should remain so until the completion of Mesh II. The approved schedule, which provided for the completion of the work for January 2017, is currently under discussion with the responsible bodies, as described in note 31.b. Its Management understands that new deadlines for the completion of the project will not substantially negatively imply the expected return on investment.

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In May 2019, the Northeast Investment Fund - FINOR transferred to CSN, BNDES and BNDESPAR, 1,677,816 (one million six hundred and seventy-seven thousand, eight hundred and sixteen) class “B preferred shares, of which 501,789 (five hundred and one thousand, seven hundred and eighty-nine) shares were transferred specifically to CSN. As of December 31, 2020 and 2019, the Company’s interest in the capital of TLSA is 47.26% of the total capital and 92.60% of the voting capital.

Management relies on resources from its shareholders and third parties to complete the work, as described in item 31.b, which it expects to be available, based on previously concluded agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the financial statements for the year ended December 31, 2020 was considered appropriate.

In this sense, TLSA performed a recoverability test of its own long-lived assets using the discounted cash flow method. To carry out the test, TLSA adopted the following main premises:

Measurement of recoverable value

Cash Flow Projection	By 2057
Gross margin	Estimated based on market study to capture cargo and operating costs according to market trend studies
Cost estimate	Study-based costs and market trends
Perpetuity growth rate	Growth rate was not considered as a result of the projection model until the end of the concession.
Discount rate	Range from 5.83% to 7.41% in real terms

Additionally, CSN, as an investor, carried out its impairment test of its interest in TLSA through the ability to distribute dividends by TLSA, a methodology known as the Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. For the performance of this test, some factors were taken into account, such as:

•	The dividend flow was extracted from TLSA’s nominal cash flow;
•	The dividend flow was calculated considering the percentages of annual participation, considering the dilutions of CSN’s participation resulting from the amortization of debts;
•	This dividend flow was then discounted to present value using the cost of equity (Ke) embedded in TLSA’s WACC rate; and
•	This extracted Ke was the one calculated in “rolling WACC” From TLSA.

Due to the sharing of investors’ risks and the fact that the asset being tested represents the cash-generating unit itself, which in turn equals the legal entity, the risk determined by CSN’s Management is the same as that applied by TLSA when evaluation of the investment of its own assets, with no additional risk factor to the model.

As a result of the test carried out, it was not necessary to record losses due to impairment of this investment for the year ended December 31, 2020.

•   EQUIMAC SA

In August 2019, CSN Equipamentos SA was incorporated, which had its corporate name changed to Equimac SA (“Equimac”) on June 26, 2020. The joint venture Equimac was created through a partnership between Unidas Guindastes Eireli and CSN, each with a 50% stake in its share capital. Equimac is located in the city of São Paulo and its main objective is to rent commercial and industrial machinery and equipment.

10.e)	Additional information on indirect participation in abroad operations

• STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the defunct Maxhütte steel industrial complex in the city of Unterwellenborn in Germany. SWT produces steel profiles used for civil construction in accordance with international quality standards. Its main raw material is steel scrap, and its installed production capacity is 1.1 million tons of steel / year. SWT is a wholly and indirectly controlled company through CSN Steel SLU, a CSN subsidiary.

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• COMPANHIA SIDERURGICA NACIONAL - LLC (“CSN LLC”)

Incorporated in 2001 with the assets and liabilities of the defunct Heartland Steel Inc., CSN LLC, an industrial plant in Terre Haute, State of Indiana - USA, where is the complex composed of cold rolling, hot coil stripping line and line of galvanizing, its installed production capacity is 800 thousand tons / year. CSN LLC is wholly and indirectly controlled through CSN Steel SLU after the merger, formerly CSN Americas SLU, a subsidiary of CSN.

On June 5, 2018, CSN LLC had its corporate name changed to “Heartland Steel Processing, LLC”. On the same date, a new company was created under the name “Companhia Siderúrgica Nacional, LLC”, a wholly owned subsidiary of Heartland Steel Processing, LLC. On June 28, 2018, Companhia Siderúrgica Nacional, LLC., Became a wholly-owned subsidiary of CSN Steel, and, on June 29, 2018, Heartland Steel Processing, LLC. was sold to Steel Dynamics, Inc. (“SDI”) for the base transaction price of US$400 million.

The new “Companhia Siderúrgica Nacional, LLC” is an importer and trader of steel products and maintains its activities in the United States.

• LUSOSIDER AÇOS PLANOS, SA (“Lusosider”)

Founded in 1996, in continuity with Siderurgia Nacional - a company privatized by the Portuguese government that year, Lusosider is the only Portuguese industry in the steel sector to produce cold-rolled flat steel with an anti-corrosion coating. Lusosider has an installed capacity of around 550 thousand tons / year to produce four major groups of steel products: galvanized sheet, cold rolled sheet, pickled sheet and oiled sheet. The products manufactured by Lusosider can be applied in the packaging industry, civil construction (tubes and metallic structures) and in home appliance components.

10.f)	Other investments

•   PANATLÂNTICA SA (“Panatlântica”)

Publicly-held corporation headquartered in Gravataí-RS, whose purpose is the industrialization, trade, import, export and processing of steel and metals, ferrous or non-ferrous, coated or not. This investment is classified at fair value through profit or loss.

The Company currently holds 11.31% on December 31, 2020 and 2019) of Panatlântica’s total share capital.

•   USINAS SIDERÚRGICAS DE MINAS GERAIS SA - USIMINAS (“USIMINAS”)

USIMINAS is headquartered in Belo Horizonte, State of Minas Gerais, with the objective of exploring the steel industry and related companies. USIMINAS produces flat-rolled steel at the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga / MG and Cubatão / SP, respectively, for the domestic and export markets. It also owns and operates iron ore mines located in the city of Itaúna / MG, which aims to meet the strategies of verticalization and optimization of production costs. USIMINAS maintains service and distribution centers located in various regions of the country, in addition to the ports of Cubatão in São Paulo and Praia Mole in Espírito Santo, as strategic points for the flow of its production.

On April 9, 2014, CADE issued a decision regarding the Usiminas shares held by CSN, and CSN signed a Performance Commitment Term (“TCD”), with CADE in this regard. Pursuant to the decision of CADE and TCD, CSN must reduce its participation in USIMINAS, within a specified period. The term and percentage of reduction are confidential. In addition, political rights at Usiminas will remain suspended until the Company reaches the limits established in the TCD.

In December 2019, the Company opted to reclassify the investment measured at fair value through profit or loss to current assets through a new decision by Management regarding the maintenance of shares in line with its asset sale strategy.

USIMINAS is listed on the São Paulo Stock Exchange (“B3 SA”: USIM3 and USIM5).

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As of December 31, 2020 and December 31, 2019, the Company’s stake in USIMINAS ‘capital was 15.19% in common shares and 20.29% in preferred shares.

•   ARVEDI METALFER DO BRASIL SA (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2020 and 2019, CSN had a 20.00% interest in Arvedi’s share capital.

Accounting Policy

Equity method of accounting

The equity method of accounting for subsidiaries, jointly controlled and affiliated companies is applied. Other investments are held at fair value or cost.

Subsidiaries: They are entities in which the Company has significant influence over its financial and operating policies and / or potential exercisable or convertible voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and cease to be consolidated on the date on which control ceases.

Jointly Controlled: are all entities in which the Company has jointly contractually controlled control with one or more parties and can be classified as follows:

Joint operations: are accounted for in the financial statements to represent the Company’s contractual rights and obligations.

Jointly controlled entities: are accounted for using the equity method and are not consolidated.

Affiliates: are all entities in which the Company has significant influence, but not control. Usually, 20% to 50% voting interest investments in associates are initially recognized at cost and subsequently measured using the equity method.

Exclusive funds

The exclusive funds are private investment funds in which CSN’s resources are allocated according to the Company’s intention. They are managed by BNY Mellon Serviços Financeiros DTVM SA and Caixa Econômica Federal (CEF).

Transactions between subsidiaries, affiliates, joint ventures and joint operations

Unrealized balances and gains on transactions with subsidiaries, joint ventures and associates are eliminated proportionally to CSN’s interest in the entity in question in the consolidation process. Unrealized losses are eliminated in the same way as unrealized gains, but only insofar as there is no evidence of impairment. The effects on the results of transactions with jointly controlled subsidiaries are also eliminated, where part of the equity in results of jointly controlled entities is reclassified to financial expenses, cost of products sold and income and social contribution taxes.

The subsidiaries and jointly controlled entities have the same reporting date and accounting policies as those adopted by the Company.

Foreign currency transactions and balances

The transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2019 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result, except when they are recognized in shareholders' equity as a result of foreign operation characterized as foreign investment.

According to IAS 21 and IFRIC 22 – foreign currency transactions and advance consideration, the transactions in which the Company recognizes a non-monetary asset or non-monetary liability involving prepayments or receipts in foreign currency are recorded at the exchange rate of the date the entity initially recognized (transaction date) the non-monetary asset or non-current liability monetary.

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Impairment testing

Investments are reviewed for verification of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

10.g)	Investment properties:

The balance of investment properties as of December 31, 2020 is shown below:

			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Cost	68,877	53,816	122,693	65,698	41,528	107,226
Accumulated depreciation		(21,498)	(21,498)		(21,498)	(21,498)
Balance at December 31, 2019	68,877	32,318	101,195	65,698	20,030	85,728
Acquisitions	28,733	32,864	61,597	28,733	32,864	61,597
Depreciation		(2,786)	(2,786)		(2,194)	(2,194)
Write-off		(132)	(132)		(132)	(132)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999
Cost	97,610	86,548	184,158	94,431	74,260	168,691
Accumulated depreciation		(24,284)	(24,284)		(23,692)	(23,692)
Balance at December 31, 2020	97,610	62,264	159,874	94,431	50,568	144,999

The Company’s estimate of the fair value of investment properties was of R$1,863,563 at December 31, 2020 (R $ 1,781,019 at December 31, 2019) in the consolidated and R$1,795,553 (R$1,713,831 on December 31, 2019) at the parent company.

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Buildings	27	21	28	21

Accounting Policy

The Company’s investment properties consist of land and buildings maintained to earn rental income and capital appreciation. The measurement method used is that of the acquisition or construction cost less accumulated depreciation and reduction to its recoverable value, when applicable. The accumulated depreciation of buildings is calculated using the straight-line method based on the estimated useful life of the properties subject to depreciation. Land is not depreciated because it has an indefinite useful life.

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11.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Cost	226,949	4,250,471	24,372,514	170,229	3,217,052	531,044	386,144	33,154,403
Accumulated depreciation		(1,188,233)	(11,768,895)	(141,774)		(58,699)	(295,858)	(13,453,459)
Balance at December 31, 2019	226,949	3,062,238	12,603,619	28,455	3,217,052	472,345	90,286	19,700,944
Effect of foreign exchange differences	30,271	57,838	186,591	2,416	4,727	4,329	1,823	287,995
Acquisitions	654	865	122,744	874	1,583,054	49,934	4,156	1,762,281
Capitalized interest (1) (notes 28 and 33)					92,506			92,506
Write-offs (note 27)	(188)		(3,073)	(33)	(9)	(7,318)	(2,377)	(12,998)
Depreciation (note 26)	(458)	(780,395)	(1,564,525)	(6,747)		(62,680)	(24,517)	(2,439,322)
Transfers to other asset categories	458	67,574	1,112,024	1,338	(1,212,373)		30,979
Transfers to intangible assets					(4,633)			(4,633)
Right of use - Remesurement						60,058		60,058
Update of the ARO (Asset retirement obligation)		269,445						269,445
Others			3	(6)	(2)		(48)	(53)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223
Cost	257,686	4,752,412	26,213,225	182,974	3,680,322	634,786	414,705	36,136,110
Accumulated depreciation		(2,074,847)	(13,755,842)	(156,677)		(118,118)	(314,403)	(16,419,887)
Balance at December 31, 2020	257,686	2,677,565	12,457,383	26,297	3,680,322	516,668	100,302	19,716,223

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Cost	30,408	1,309,542	14,333,445	98,103	1,536,581	66,435	131,753	17,506,267
Accumulated depreciation		(286,088)	(6,737,151)	(87,630)		(22,262)	(107,052)	(7,240,183)
Balance at December 31, 2019	30,408	1,023,454	7,596,294	10,473	1,536,581	44,173	24,701	10,266,084
Acquisitions			30,662	13	813,656	25,890	78	870,299
Capitalized interest (1) (notes 28 and 33)					29,612			29,612
Write-offs (note 27)	(188)					(4,240)		(4,428)
Depreciation (note 26)		(34,084)	(814,842)	(2,167)		(22,371)	(5,081)	(878,545)
Transfers to other asset categories		3,507	712,261	78	(723,381)		7,535
Transfers to intangible assets					(4,000)			(4,000)
Capital increase in subsidiaries with assets	(1,267)	(28,307)	(5,377)					(34,951)
Right of use - Remesurement						21,207		21,207
Update of the ARO (Asset retirement obligation)		49,972						49,972
Others			474					474
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724
Cost	28,953	1,333,345	15,039,880	98,193	1,652,468	107,528	139,806	18,400,173
Accumulated depreciation		(318,803)	(7,520,408)	(89,796)		(42,869)	(112,573)	(8,084,449)
Balance at December 31, 2020	28,953	1,014,542	7,519,472	8,397	1,652,468	64,659	27,233	10,315,724

(*) Refer substantially to: i) in the consolidated picture: assets for railway use, such as yards, rails, mines and dormant;

(1)	The cost of capitalized interest is calculated, basically, for Mining projects that substantially refer to the expansion of Casa de Pedra (MG) and TECAR (RJ) - see notes 28 and 33. The average rate used for the capitalization of interest on non-specific projects in the period ended December 31 2020 was 5.62% per year (6.58% per year as of December 31, 2019).

(i)	Right of use

Below the movements of the right of use recognized on December 31, 2020:

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					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Cost	401,746	73,344	39,455	16,499	531,044
Accumulated depreciation	(21,180)	(9,190)	(15,311)	(13,018)	(58,699)
Balance at December 31, 2019	380,566	64,154	24,144	3,481	472,345
Effect of foreign exchange differences		988	294	3,047	4,329
Addition	9,039	4,561	23,720	12,614	49,934
Remesurement	34,645	3,827	21,557	29	60,058
Depreciation	(24,467)	(983)	(14,211)	(23,019)	(62,680)
Write-offs	(6,580)	(399)		(339)	(7,318)
Transfers to other asset categories	(188)	(6,062)	(3,558)	9,808
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668
Cost	434,689	75,882	81,598	42,617	634,786
Accumulated depreciation	(41,674)	(9,796)	(29,652)	(36,996)	(118,118)
Balance at December 31, 2020	393,015	66,086	51,946	5,621	516,668

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2019	30,145	13,580	448	44,173
Cost	37,719	25,719	2,997	66,435
Accumulated depreciation	(7,574)	(12,139)	(2,549)	(22,262)
Balance at December 31, 2019	30,145	13,580	448	44,173
Addition	3,860	18,989	3,041	25,890
Remesurement	1,502	19,295	410	21,207
Depreciation	(10,311)	(9,782)	(2,278)	(22,371)
Write-offs	(3,928)		(312)	(4,240)
Transfers to other asset categories	(187)		187
Balance at December 31, 2020	21,081	42,082	1,496	64,659
Cost	37,700	64,003	5,825	107,528
Accumulated depreciation	(16,619)	(21,921)	(4,329)	(42,869)
Balance at December 31, 2020	21,081	42,082	1,496	64,659

The average estimated useful lives for the years are as follows (in years):

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Buildings and Infrastructure(1)	34	38	42	41
Machinery, equipment and facilities	20	21	21	22
Furniture and fixtures	12	12	13	12
Others	10	14	12	14

(1) The decrease was caused by the review of the useful lives of dams infrastructure as a result of technical and functional obsolescence recorded in 2020 as a result of the use of filter and stack dry tailings in our iron ore production.

Accounting Policy

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 9. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred.

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•	Capitalized interest

Borrowing costs directly attributable to the acquisition, construction and or production of qualifying assets are capitalized as part of the cost of the asset when it is probable that they will result in future economic benefits and until these projects are completed.

•	Development Costs of New Ore Deposits

Costs for the development of new ore deposits, or for the expansion of the capacity of the mines in operation are capitalized and amortized by the method of units produced (extracted) based on the probable and proven quantities of ore.

•	Operating Expenses

Exploration expenses are recognized as expenses until the viability of the mining activity is established; after that period, subsequent costs are capitalized.

•	Waste Removal Costs

Expenses incurred during the development phase of a mine, prior to the production phase, are accounted for as part of the depreciable development costs. Subsequently, these costs are amortized over the useful life of the mine based on probable and proven reserves.

•	Sterile Costs

The waste disposal costs incurred in the production phase are added to the stock value, except when a specific extraction campaign is carried out to access deeper deposits of the deposit. In this case, costs are capitalized and classified in non-current assets and are amortized over the useful life of the deposit.

12.	INTANGIBLE ASSETS

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Rights and licenses	Total
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Cost	3,846,563	585,407	171,152	153,103	3,189,789	1,564	7,947,578	131,795	4,088	135,883
Accumulated amortization	(131,077)	(339,268)	(117,293)		(18,829)		(606,467)	(83,743)	(2)	(83,745)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2019	3,606,156	246,139	53,859	153,103	3,170,960	1,564	7,231,781	48,052	4,086	52,138
Effect of foreign exchange differences		94,998	584	62,429		638	158,649
Acquisitions and expenditures			1,837				1,837
Transfer of property, plant and equipment			633		4,000		4,633		4,000	4,000
Amortization (note 26)		(63,096)	(11,248)		(5,611)		(79,955)	(7,816)		(7,816)
Others						(151)	(151)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322
Cost	3,846,563	823,540	182,059	215,532	3,193,787	2,051	8,263,532	131,795	8,088	139,883
Accumulated amortization	(131,077)	(545,499)	(136,394)		(24,438)		(837,408)	(91,559)	(2)	(91,561)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2020	3,606,156	278,041	45,665	215,532	3,169,349	2,051	7,316,794	40,236	8,086	48,322

(*) Composed mainly of mining rights. Amortization is based on production volume.

The average useful life by nature is as follows (in years):

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Software	9	9	9	9
Customer relationships	13	13

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Accounting Policy

Intangible assets basically comprise assets acquired from third parties, including through business combinations. These assets are recorded at acquisition or formation cost and deducted from amortization calculated using the straight-line method based on the economic useful life of each asset, within the estimated periods of exploration or recovery.

Mineral exploration rights are classified as rights and licenses in the intangible group.

Intangible assets with an indefinite useful life are not amortized.

12.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to CPC 01 (R1) / IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test. The CGUs with intangible assets in this situation are shown below:

							Consolidated
		Goodwill		Trademarks		Total
Cash generating of units	Segment	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Packaging (1)	Steel	158,748	158,748			158,748	158,748
Long steel (2)	Steel	235,595	235,595	215,532	153,103	451,127	388,698
Mining (3)	Mining	3,196,588	3,196,588			3,196,588	3,196,588
Other Steel (4)	Steel	15,225	15,225			15,225	15,225
		3,606,156	3,606,156	215,532	153,103	3,821,688	3,759,259

(1) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330, recognized in 2011.

(2) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(3) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by CSN Mineração concluded in December 2015, which recoverability is tested annually.

(4) On November 29, 2019, CSN acquired the stake held by CKTR Brasil Serviços Ltda., corresponding to 50% of CBSI's shares, and now holds 100% of CBSI's share capital.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and the intangible assets. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in the calculation of the value in use on December 31, 2020, are as follows :

	Packaging	Mining	Other Steelmaking	Flat Steel	Logistics
Measurement of recoverable value	DCF	DCF	DCF	DCF	DCF
Cash Flow Projection	Until 2030 + perpetuity	Until 2064	Until 2030 + perpetuity	Until 2030 + perpetuity	by 2027
Gross margin	Update of gross margin based on historical data, incorporation of the impacts of business restructuring and market trends.	It reflects projection of costs due to the progress of the mining plan as well as startup and project ramp up. Prices and exchange rates projected according to sectoral reports.	Update of gross margin based on historical data and market trends.	Update gross margin based on historical data and market trends.	Estimated based on market study to capture cargo and operating costs according to market trend studies

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Update costs	Update of costs based on historical data for each product and incorporation of the impacts of business restructuring.	Update of costs based on historical data, progress of the mining plan as well as startup and project ramp up	Update of costs based on historical data and market trends.	Update of costs based on historical data and market trends.	Study-based costs and market trends
Perpetuity growth rate	No growth.	Without perpetuity.	No growth.	Growth of 1.4% per year in real terms, updated by long-term inflation of 1.7% per year in the Eurozone.	Without perpetuity.
Discount Rate	For packaging, cash flow was discounted using a discount rate of around 8% per year in real terms. For mining, flat steel and other steel (CBSI), cash flows were discounted using a discount rate between 7% to 9.5% pa in nominal terms. For logistics, cash flow was discounted using a discount rate between 5.87% to 6.40% pa in real terms. The discount rate was based on the weighted average cost of capital (“WACC”) which reflects the specific risk of each segment.

(*) refer to the assets of the subsidiary Lusosider, located in Portugal. The discount rate was applied to the discounted cash flow prepared in Euros, the functional currency of this subsidiary.

(**) refer to the assets of the subsidiary FTL - Ferrovia Transnordestina Logística SA

For the subsidiary SWT long steel, the measurement of recoverable value was based on fair value and classified as Level 3, based on unobservable inputs that reflect the assumptions that market participants would use for pricing, including risk assumptions and discount rate.

Based on the analyzes carried out by Management, it was not necessary to record impairment losses on the balances of these assets in the year ended December 31, 2020.

Accounting Policy

•	Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair value of assets and liabilities of the subsidiary acquired. Goodwill on acquisitions in business combinations is recorded as intangible assets in the consolidated financial statements. The gain on bargain purchase is recorded as a gain in the income statement for the period of the acquisition. Goodwill is tested for impairment annually or at any time when circumstances indicate a possible loss. Recognized impairment losses on goodwill, if any, are not reversed. Gains and losses on the disposal of a Cash Generating Unit ("CGU"), if any, include the carrying amount of goodwill related to the CGU sold.

•	Impairment of Non-financial Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and/or depreciation, such as fixed assets and investment properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The latter is the higher of an asset's fair value less costs to sell and its value in use. For impairment assessment purposes, assets are grouped at the lowest levels for which there are separately identifiable incoming cash flows (Cash Generating Units). Non-financial assets other than goodwill that have suffered impairment are reviewed subsequently each year for possible reversal of the impairment.

13.	BORROWINGS AND FINANCING

The balances of loans, financing and debentures that are recorded at amortized cost are as follows:

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		Consolidated				Parent Company
		Current Liabilities		Noncurrent Liabilities		Current Liabilities		Noncurrent Liabilities
		12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019

Foreign Debt
Floating rates:
Prepayment	(1)	1,119,558	1,769,975	3,457,105	2,563,928	1,118,415	1,769,055	3,067,352	2,362,393
Fixed rates:
Bonds, Perpetual bonds and Advance on foreign exchance contract	(2)	426,676	2,047,032	19,898,213	10,177,517	31,969	52,986
Intercompany						475,035	1,549,329	12,971,249	7,344,014
Fixed rates in EUR:
Intercompany						9,132	655	1,595,775	1,241,360
Facility		326,970	223,204	143,503	147,241
		1,873,204	4,040,211	23,498,821	12,888,686	1,634,551	3,372,025	17,634,376	10,947,767

Debt agreements in Brazil
Securities with variable interest in R$:
BNDES/FINAME, Debentures, NCE and CCB	(3)	2,282,279	1,086,985	7,716,307	10,049,783	2,234,683	1,026,230	6,838,197	8,799,642
Securities with fixed interest in R$:
Intercompany			25,038			18,423	25,038	0	27,507
		2,282,279	1,112,023	7,716,307	10,049,783	2,253,106	1,051,268	6,838,197	8,827,149
Total Borrowings and Financing		4,155,483	5,152,234	31,215,128	22,938,469	3,887,657	4,423,293	24,472,573	19,774,916
Transaction Costs and Issue Premiums		(29,030)	(26,391)	(70,928)	(97,276)	(29,164)	(26,453)	(48,820)	(72,296)
Total Borrowings and Financing + Transaction cost		4,126,453	5,125,843	31,144,200	22,841,193	3,858,493	4,396,840	24,423,753	19,702,620

(1)	In 2020, the Company renegotiated part of the Prepayment debt in the total amount of U$311 million, postponing part of the maturities of 2020 and 2021 to 2022.

(2)	In 2020, the Company issued debt securities representing the foreign market (“Notes”), through its subsidiary CSN Inova Ventures, with maturity in 2028 and interest rate of 6.75% per year, totaling US$1, 3 billion, of which US$1 billion in January and US$300 million in November. Additionally, we used US$263 million in the repurchase offer (“Tender Offer”) of the Notes issued by CSN Resources SA in January 2020. All Notes mentioned above are unconditionally and irrevocably guaranteed by the Company.

(3)	In June 2020, the Company renegotiated a debt rollover with Caixa Econômica Federal in the amount of R$300 million, shifting the maturities of 2020 to the years 2021, 2022 and 2023.

The following table shows the average interest rate:

		Consolidated		Parent Company
		12/31/2020		12/31/2020
	Average interest rate (i)	Total debt	Average interest rate (i)	Total debt
US$	6.63%	24,901,552	3.18%	17,664,020
EUR	1.50%	470,473	3.88%	1,604,907
R$	2.82%	9,998,586	2.77%	9,091,303
		35,370,611		28,360,230

(i)	To determine the average interest rate on debt contracts with floating rates, the Company used the rates applied on December 31, 2020. In the Parent Company, it considers the interest rate of the contracts intercompany .

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13.a)	Maturities of loans, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			12/31/2020			12/31/2020
			Principal			Principal
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
2021	1,873,204	2,282,279	4,155,483	1,634,551	2,253,106	3,887,657
2022	2,683,224	2,859,423	5,542,647	6,213,799	2,531,166	8,744,965
2023	5,567,133	3,036,338	8,603,471	1,580,804	2,686,310	4,267,114
2024	178,033	1,238,275	1,416,308	4,395,831	1,038,460	5,434,291
2025		68,595	68,595	929,461	68,586	998,047
2026	3,118,021	68,587	3,186,608	1,627,317	68,587	1,695,904
After 2026	6,755,710	445,089	7,200,799	2,887,164	445,088	3,332,252
Perpetual bonds	5,196,700		5,196,700
	25,372,025	9,998,586	35,370,611	19,268,927	9,091,303	28,360,230

13.b)	Borrowing and amortization, financing and debentures

The following table shows amortization and funding during the year:

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Opening balance	27,967,036	28,827,074	24,099,460	24,161,596
New debts	8,116,247	10,149,381	2,502,457	6,798,683
Repayment	(6,448,658)	(11,775,093)	(2,907,845)	(7,431,176)
Payments of charges	(1,922,130)	(2,039,112)	(1,051,557)	(1,400,496)
Accrued charges (Note 28)	2,002,052	1,996,305	1,012,750	1,376,862
Consolidation of CBSI		19,722
Others (1)	5,556,106	788,759	4,626,981	593,991
Closing balance	35,270,653	27,967,036	28,282,246	24,099,460

1.	Including unrealized exchange and monetary variations and funding cost.

In 2020, the Company entered into new debt agreements and amortized borrowings as shown below:

•   Funding and Amortization

			Consolidated
			12/31/2020
Nature	New debts	Repayment	Interest payment
Prepayment	177,420	(1,028,606)	(245,125)
Bonds, Perpetual bonds, ACC, CCE and Facility	7,917,929	(4,458,888)	(1,237,396)
BNDES/FINAME, Debentures, NCE and CCB	20,898	(961,164)	(439,609)
	8,116,247	(6,448,658)	(1,922,130)

•   Covenants

The Company is compliant with its financial and non-financial obligations (covenants).

Accounting Policy

Borrowings and financing are initially recognized at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest and charge methods. Interest, commissions and possible financial charges are recorded pro-rata on an accrual basis.

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The Company's debt agreements establish the fulfillment of certain non-financial obligations, as well as maintenance of certain parameters and performance indicators, such as disclosure of its audited financial statements according to regulatory deadlines or payment of commission on risk assumption if certain financial indicators are triggered.

14.	FINANCIAL INSTRUMENTS

I - Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate, swap interest and derivatives with commodities.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity. Considering the term and characteristics of these instruments, fair values do not differ from the recorded amounts.

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•	Classification of financial instruments

Consolidated				12/31/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		9,944,586	9,944,586		1,088,955	1,088,955
Short-term investments	5	3,305,109	478,253	3,783,362	2,114,620	518,553	2,633,173
Trade receivables	6		2,867,352	2,867,352		2,047,931	2,047,931
Dividends and interest on equity	9		38,088	38,088		44,554	44,554
Derivative financial instruments	9				1,364		1,364
Trading securities	9	5,065		5,065	4,034		4,034
Total		3,310,174	13,328,279	16,638,453	2,120,018	3,699,993	5,820,011

Non-current
Investments	5		123,409	123,409		95,719	95,719
Other trade receivables	9		2,445	2,445		7,059	7,059
Eletrobrás compulsory loan	9		852,532	852,532		845,284	845,284
Receivables by indemnity	9		517,183	517,183
Loans - related parties	9		966,050	966,050		846,300	846,300
Investments	10	59,879		59,879	47,300		47,300
Derivative financial instruments	9				4,203		4,203
Total		59,879	2,461,619	2,521,498	51,503	1,794,362	1,845,865

Total Assets		3,370,053	15,789,898	19,159,951	2,171,521	5,494,355	7,665,876

Liabilities
Current
Borrowings and financing	13		4,155,483	4,155,483		5,152,234	5,152,234
Trade payables	17		4,819,539	4,819,539		3,012,654	3,012,654
Trade payables - drawee risk	15		623,861	623,861		1,121,312	1,121,312
Dividends and interest on equity	15		946,133	946,133		13,252	13,252
Leases	16		93,626	93,626		35,040	35,040
Derivative financial instruments		8,722		8,722
Total		8,722	10,638,642	10,647,364		9,334,492	9,334,492

Non-current
Borrowings and financing	13		31,215,128	31,215,128		22,938,469	22,938,469
Trade payables	17		543,527	543,527
Derivative financial instruments		97,535		97,535
Leases	16		436,505	436,505		439,350	439,350
Total		97,535	32,195,160	32,292,695		23,377,819	23,377,819

Total Liabilities		106,257	42,833,802	42,940,059		32,712,311	32,712,311

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		Parent Company
Parent Company				12/31/2020			12/31/2019
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	4		4,647,125	4,647,125		392,107	392,107
Short-term investments	5	3,305,109	475,782	3,780,891	2,114,620	481,804	2,596,424
Trade receivables	6		1,549,703	1,549,703		1,691,643	1,691,643
Dividends and interest on equity	9		329,413	329,413		33,447	33,447
Trading securities	9	4,927		4,927	3,875		3,875
Loans - related parties	9		53,718	53,718
Total		3,310,036	7,055,741	10,365,777	2,118,495	2,599,001	4,717,496

Non-current
Investments	5		123,409	123,409		95,719	95,719
Other trade receivables	9		1,003	1,003		1,109	1,109
Eletrobrás compulsory loan	9		851,713	851,713		844,438	844,438
Receivables by indemnity	9		517,183	517,183
Loans - related parties	9		1,007,677	1,007,677		883,394	883,394
Investments	10	59,879		59,879	47,300		47,300
Derivative financial instruments	9				4,203		4,203
Total		59,879	2,500,985	2,560,864	51,503	1,824,660	1,876,163

Total Assets		3,369,915	9,556,726	12,926,641	2,169,998	4,423,661	6,593,659

Liabilities
Current
Borrowings and financing	13		3,887,657	3,887,657		4,423,293	4,423,293
Trade payables	17		4,133,089	4,133,089		2,506,244	2,506,244
Trade payables - drawee risk	15		623,861	623,861		1,121,312	1,121,312
Dividends and interest on equity	15		901,983	901,983		13,252	13,252
Leases	16		26,546	26,546		17,269	17,269
Total			9,573,136	9,573,136		8,081,370	8,081,370

Non-current
Borrowings and financing	13		24,472,573	24,472,573		19,774,916	19,774,916
Trade payables	17		376,753	376,753
Derivative financial instruments		97,535		97,535
Leases	16		40,561	40,561		28,671	28,671
Total		97,535	24,889,887	24,987,422		19,803,587	19,803,587

Total Liabilities		97,535	34,463,023	34,560,558		27,884,957	27,884,957

•	Fair value measurement

The table below shows the financial instruments recorded at fair value through profit or loss, classifying them according to the fair value hierarchy:

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Consolidated			12/31/2020			12/31/2019
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Financial investments	3,305,109		3,305,109	2,114,620		2,114,620
Derivative financial instruments					1,364	1,364
Trading securities	5,065		5,065	4,034		4,034
Non-current
Financial assets at fair value through profit or loss
Investments	59,879		59,879	47,300		47,300
Derivative financial instruments					4,203	4,203
Total Assets	3,370,053		3,370,053	2,165,954	5,567	2,171,521

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		8,722	8,722
Non-current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		97,535	97,535
Total Liabilities		106,257	106,257

Level 1 - Data are prices quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

There are no assets or liabilities classified as level 3.

II - Investments in securities valued at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Usiminas (“Usiminas shares”) and shares of Panatlântica SA (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment item. They are recorded at fair value (fair value), based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	12/31/2020				12/31/2019				12/31/2020	12/31/2019
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Fair value adjustment recognized in profit or loss (note 27 and 28)
USIM3	107,156,651	15.19%	15.69	1,681,288	107,156,651	15.19%	9.87	1,057,636	623,652	(168,236)
USIM5	111,144,456	20.29%	14.61	1,623,821	111,144,456	20.29%	9.51	1,056,984	566,837	32,232
				3,305,109				2,114,620	1,190,489	(136,004)
PATI3	2,065,529	11.31%	28.99	59,879	2,065,529	11.31%	22.90	47,300	12,579	17,224
				3,364,988				2,161,920	1,203,068	(118,780)

III - Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

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Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

14.a)	Exchange rate, market price and interest rate risk:

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is called natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of December 31, 2020 is shown below:

		12/31/2020
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	664,951	13,372
Trade receivables	387,039	2,560
Financial investments	23,748
Other assets	9,158	4,474
Total Assets	1,084,896	20,406
Borrowings and financing	(4,812,268)
Trade payables	(139,672)	(9,258)
Iron ore derivative	(172)
Other liabilities	(9,305)	(1,010)
Total Liabilities	(4,961,417)	(10,268)
Foreign exchange exposure	(3,876,521)	10,138
Cash flow hedge accounting	3,992,200
Exchange rate swap CDI x Dollar	(67,000)
Net foreign exchange exposure	48,679	10,138

CSN uses as a strategy the Hedge Accounting, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of December 31, 2020 as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				12/31/2020
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.1967	5.2617	6.4959	7.7951
EUR	6.3779	6.3867	7.9724	9.5669
USD x EUR	1.2271	1.2124	1.5339	1.8407

The effects on the result, considering scenarios 1 and 2 are shown below:

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					12/31/2020
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,876,521)	Dollar	(251,974)	(5,036,279)	(10,072,558)

Cash flow hedge accounting	3,992,200	Dollar	259,493	5,186,566	10,373,133

Exchange rate swap CDI x Dollar	(67,000)	Dollar	(4,355)	(87,045)	(174,089)

Net exchange position	48,679	Dollar	3,164	63,242	126,486

Net exchange position	10,138	Euro	89	16,165	32,330

Exchange rate swap Dollar x Euro	40,697	Dollar	5,264	50,134	78,337

(*) The probable scenarios were calculated considering the following variations for risks: Real x Dollar - devaluation of the Real by 1.25% / Real x Euro - devaluation of the Real by 0.14% / Euro x Dollar - appreciation of Euro by 1.20%. Source: Central Bank of Brazil and European Central Bank quotations on 1/14/2021.

•	Stock market price risks

The Company is exposed to the risk of changes in share prices due to investments valued at fair value through the result that are quoted based on the market price at B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for share price risks. The Company considered scenarios 1 and 2 to be 25% and 50% devaluation in the share price using the closing price on December 31, 2020 as a reference. The probable scenario considered a 5% devaluation in the share price.

The effects on the result, considering the probable scenarios, 1 and 2 are shown below:

		12/31/2020
Class of shares	Probable scenario	Scenario 1	Scenario 2
USIM3	(84,064)	(420,322)	(840,644)
USIM5	(81,191)	(405,955)	(811,910)
PATI3	(2,994)	(14,970)	(29,940)

•	Interest rate risk:

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TJLP and Libor, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for interest rate volatility using the closing rate as of December 31, 2020 as a reference.

The interest rates used in the sensitivity analysis and their respective scenarios are shown below:

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			12/31/2020
Interest	Interest rate	Scenario 1	Scenario 2
CDI	1.90%	2.38%	2.85%
TJLP	4.55%	5.69%	6.83%
LIBOR	0.26%	0.32%	0.39%

The effects on the result, considering scenarios 1 and 2 are shown below:

						Consolidated
					Impact on profit or loss
Changes in interest rates	% p.y	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	1.90	5,779,452	(9,104,416)	(10,673)	(15,794)	(31,588)
TJLP	4.55		(817,374)	(2,155)	(9,298)	(18,596)
Libor	0.26		(4,533,341)	(43,321)	(2,920)	(5,840)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of December 31, 2020 as a probable scenario recorded in the company’s assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures and options.

Sensitivity analysis for price risks “Platts index”

Below we present the sensitivity analysis for price risks. The Company considered scenarios 1 and 2 to be 25% and 50% increase in the index “Platts” using the closing price as of December 31, 2020 as a reference.

The effects on the result, considering scenarios 1 and 2 are shown below:

	12/31/2020
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
2/2/2021	(33,677)	(120,262)	(240,524)
3/2/2021	(43,144)	(127,915)	(255,830)
	(76,821)	(248,177)	(496,354)

(*) The probable scenario was calculated considering the quotation of “ Platts ”On 1/14/2021 for the maturities of 2/2/2021 and 3/2/2021. Source: Bloomberg.

In item 14.b), we show derivatives and hedging strategies to hedge against exchange and price risks and hedge price risk. Platts.

14.b)	Instruments protection: Derivatives and Hedge accounting cash flow and net investment hedge in foreign subsidiaries

CSN uses instruments to hedge against exchange rate risk, price risk Platts and interest rate risk, as shown in the following topics:

• Derivative financial instruments portfolio position

Swap exchange rate Dollar x Euro

The subsidiary Lusosider has derivative transactions to hedge its dollar exposure against the euro.

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Swap exchange rate GBP (British Pound) x Euro

The subsidiary Lusosider had derivative transactions to hedge its GBP exposure against the euro, it was settled in the third quarter of 2020.

Swap exchange rate CDI x Dollar

The Company has derivative transactions with Banco Bradesco to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67 million (equivalent to R $ 278 million) at a cost compatible with that usually practiced by the Company.

							Consolidated
							12/31/2020
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) in 2020
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap Dollar x Euro	04/26/2021 to 06/08/2021	Dollar	17,377	90,315	(93,823)	(3,508)	(4,749)
Exchange rate swap Dollar x Euro	01/06/2021 a 06/11/2021	Dollar	23,320	121,207	(125,528)	(4,321)	(4,321)
Total dollar-to-euro swap			40,697	211,522	(219,351)	(7,829)	(9,070)

Exchange rate swap GBP x Euro	Settled	GBP	3,956				(602)
Total Swap GBP x Euro			3,956				(602)

Exchange rate swap CDI x Dollar	02/10/2023	Dollar	(67,000)	289,544	(387,079)	(97,535)	(106,143)
Total Swap CDI x dollar			(67,000)	289,544	(387,079)	(97,535)	(106,143)

				501,066	(606,430)	(105,364)	(115,815)

•	Cash flow hedge accounting

Foreign exchange hedge accounting

The Company formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN designated part of its dollar liabilities as an instrument of hedge future exports. As a result, the exchange rate variation resulting from the designated liabilities will be transiently recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this accounting hedge it does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of December 31, 2020:

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									12/31/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6805	30,000	(30,000)	(82,374)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.678	35,000	(35,000)	(96,190)	-
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.676	35,000	(35,000)	(96,261)	-
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.1813	60,000	(45,000)	(58,475)	(30,231)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3.285	100,000	(75,000)	(92,026)	(47,793)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.285	30,000	(18,000)	(14,185)	(22,940)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3254	100,000	(60,000)	(46,474)	(74,852)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	25,000	(15,000)	(11,467)	(18,410)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	70,000	(42,000)	(32,108)	(51,548)
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3557	30,000	(18,000)	(13,760)	(22,092)
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	August 2018 - October 2022	3.3815	30,000	(18,000)	(13,605)	(21,782)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - October 2022	3.394	355,000	(276,500)	(338,777)	(141,512)
2/4/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(820,045)	(306,189)	(660,205)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(247,061)	(329,966)	(1,568,823)
10/1/2020	Bonds without express maturity and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2020 - December 2050	4.0745	1,416,000	(102,000)	(136,029)	(1,474,571)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2017 - January 2028	4.2064	1,000,000	-	-	(990,299)
Total						5,828,806	(1,836,606)	(1,667,886)	(5,125,058)

(*) On December 31, 2020, the amount of (R $ 1,667,886) was recorded in Other Operating Expenses. As of December 31, 2019, (R $ 790,353).

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The changes in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2020 are as follows:

				Consolidated
	12/31/2019	Movement	Realization	12/31/2020
Cash flow hedge accounting	1,255,770	5,537,174	(1,667,886)	5,125,058

The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 27.

As of December 31, 2020, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for hedge accounting ineffectiveness was recognized.

Cash flow hedge accounting - “Platts” index

The Company has iron ore derivative instruments, entered into by its subsidiary CSN Mineração S.A., in order to reduce the volatility of its exposure to the commodity.

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The Company formally designated the hedge relationship and, consequently, applied the hedge accounting with the derivative instrument designated as hedging instrument and the Platts index applicable to a portion of its highly probable future sales of iron ore was designated as the hedged item. Accordingly, fluctuations of the “Platts” index will be initially recorded in theshareholders’ equity as Other Comprehensive Income and will be reclassified to the income statement when the referred sales occur.

The table below shows the result of the derivative instrument on December 31, 2020 recognized in Other Comprehensive Income and, when carrying out shipments, the amount reclassified to Other Operating Income and Expenses:

				12/31/2020			12/31/2020
		Appreciation (R$)		Fair value (market)	Other income and expenses	Other comprehensive income	Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
09/02/2020 (Settled)	Platts				(31,678)		(136)
10/02/2020 (Settled)	Platts				(132,997)		(9,051)
11/04/2020 (Settled)	Platts				(85,164)		(7,301)
12/02/2020 (Settled)	Platts				(33,310)		52
2/2/2021	Platts	486,852	(493,925)	(7,073)		(6,888)	(185)
2/3/2021	Platts	527,684	(521,504)	6,180		6,063	117
		1,014,536	(1,015,429)	(893)	(283,149)	(825)	(16,504)

The change in the amounts related to cash flow hedge accounting - “Platts” index recorded in shareholders’ equity on December 31, 2020 is shown as follows:

	12/31/2019	Movement	Realization	12/31/2020
Cash flow hedge accounting – “Platts”		283,974	(283,149)	825
Income tax and social contribution on cash flow hedge accounting		(96,551)	96,271	(280)
Fair Value of cash flow accounting - Platts, net		187,423	(186,878)	545

Cash flow hedge accounting - index “Platts” has been fully effective since the inception of the derivative instruments.

The Company prepares formal documentation indicating how the designation of the hedge accounting cash flow - “Platts” index is aligned with CSN’s risk management objective and strategy, identifying the hedging instruments used, the hedged item, the nature of the risk to be hedged and demonstrating the effectiveness of the hedge relationships, debt instruments and iron ore derivative instruments (index “Platts”) in amounts equivalent to the portion of future sales, comparing the designated amounts with the expected values in accordance with its budgets.

Accounting Policy

The Company adopts the hedge accounting and designates certain financial liabilities as hedging instruments for foreign exchange commodity price risks (“Platts” index) associated with expected cash flows from highly probable exports (cash flow hedge).

The Company documents, at the beginning of the operation, the relationships between hedging instruments and hedged items as well as the objectives of risk management and the strategy for carrying out these hedging relationships. In addition, we document our assessment at the beginning of the hedging relationship, as well as during the life of the hedge to monitor the hedge effectiveness.

The amounts accumulated in net equity are realized to the operating results in the periods the forecasted exports affect the result.

When a hedge instrument expires or is settled in advance, or the hedge relationship no longer meets the Hedge Accounting or even when management decides to discontinue the hedging relationship, any accumulated gain or loss existing in net equity remains recorded in equity and, therefrom exchange rate changes are recorded in the financial results. When a forecast operation is no longer expected to occur, the cumulative gain or loss that had been previously recorded in shareholders’ equity is immediately transferred to the income statement under “Other Operating Income and Expense”.

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•	Net investment hedge in foreign subsidiaries

CSN has a natural foreign exchange exposure in Euros substantially arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

In order to eliminate this exposure and cover future fluctuations in the Euro on these loans, non-derivative financial liabilities were designated, represented by loan contracts with financial institutions in the amount of € 120 million which matured on January 31, 2020, when was settled financially..

							12/31/2020
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized installments (US$)	Impact on shareholders' equity
09/30/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(120,000)	6,293
Total					120,000	(120,000)	6,293

Accounting Policy

The Company designates for the hedge of net investment a portion of its financial liabilities as an instrument of hedge of its investments abroad with a functional currency other than the Group’s currency in accordance with CPC38/IAS39. This relationship occurs because financial liabilities are related to investments in the amounts necessary for the effective relationship.

The Company documents, at the beginning of the operation, the relationships between the hedge and objects protected by hedge, as well as the objectives of risk management and the strategy for carrying out credit operations. hedge. The Company also documents its assessment, both at the beginning of the hedge as on a continuous basis, that the operations of hedge are highly effective in compensating for variations in items protected by hedge.

The effective part of the changes in the fair value of the financial liabilities designated and qualified as hedge of net investment is recognized in shareholders’ equity, under the caption Hedge Accounting. Gains or losses related to the ineffective part are recognized in Other Operating Income and Expense, when applicable. If at any point of the hedge relationship the debt balance is higher than the investment balance, the exchange variation on the excess debt will be reclassified to the income statement as other operating income / expenses (ineffectiveness of the hedge).

The amounts accumulated in net equity will be realized in the income statement upon a total or partial sale of the foreign operation.

•	Classification of derivatives in the balance sheet and income

						12/31/2020	12/31/2019
Instruments	Liabilities			Other operating income expenses	Other comprehensive income	Financial income (expenses), net (note 28)
	Current	Non-current	Total
Exchange rate swap Dollar x Euro	(7,829)		(7,829)			(9,070)	783
Exchange rate swap GBP x Euro						(602)
Exchange rate swap CDI x Dollar		(97,535)	(97,535)			(106,143)	4,203
Iron ore derivative	(893)		(893)	(283,149)	(825)	(16,504)
	(8,722)	(97,535)	(106,257)	(283,149)	(825)	(132,319)	4,986

14.c)	Liquidity risk

It is the risk that the Company may not have sufficient net funds to settle its financial commitments, as a result of the mismatch of term or volume between expected receipts and payments.

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Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings and financing and debentures are presented in note 13.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At December 31, 2020	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 13)	4,155,483	14,146,118	4,671,511	12,397,499	35,370,611
Lease Liabilities (note 16)	93,626	143,227	115,398	177,880	530,131
Derivative financial instruments (note 14 I)	8,722		97,535		106,257
Trade payables (note 17)	4,819,539	528,551	14,976		5,363,066
Trade payables – Drawee risk (note 14 I)	623,861				623,861
Dividends and interest on equity (note 15)	946,133				946,133
Total	10,647,364	14,817,896	4,899,420	12,575,379	42,940,059

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their amortized cost, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		12/31/2020		12/31/2019
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	5,203,773	5,157,465	4,036,186	3,706,553
Fixed Rate Notes	15,067,341	15,744,067	8,090,297	8,345,471

Source: Bloomberg

14.d)	Credit risk

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company practices a detailed analysis of the financial position of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

14.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

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Thousands of reais	12/31/2020	12/31/2019
Shareholder's equity (equity)	11,251,505	11,361,932
Borrowings and Financing (Third-party capital)	35,270,653	27,967,036
Gross Debit/Shareholder's equity	3.13	2.46

Accounting Policy

The Company’s financial instruments are classified according to the definition of the business model adopted by the Company and the characteristics of the cash flow, in the case of financial assets.

Upon initial recognition, financial assets can be classified into three categories: assets measured at amortization cost, fair value through profit or loss and fair value through other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows of the investments have expired or been transferred; in the latter case, provided that the Company has substantially transferred all risks and benefits of the property.

If the company substantially holds all the risks and rewards of ownership of the financial asset, it must continue to recognize the financial asset.

Financial liabilities are classified as amortized cost or fair value through profit or loss. Management determines the classification of its financial assets and liabilities upon initial recognition.

Financial liabilities are derecognized only when they are extinguished, that is, when the obligation specified in the contract is settled, canceled or expires. The Company also derecognizes a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the asset and settle the liability simultaneously.

Derivative Financial Instruments and Hedging Activities

Initially, derivatives are recognized at fair value on the date that a derivative contract is entered into and are subsequently measured at fair value with the changes recorded in the income statement in the caption Financial Result in the income statement, unless a hedge designation is not formally applied.

15.	OTHER PAYABLES

The other obligations classified in current and non-current liabilities have the following composition:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Payables to related parties (note 22 b)	70,458	46,063	78,083	88,021	250,330	457,577	222,834	318,967
Derivative financial instruments (note 14 I)	8,722		97,535				97,535
Dividends and interest on equity (note 14 I)	946,133	13,252			901,983	13,252
Advances from customers (1)	1,100,772	787,604	1,725,838	1,845,248	196,595	72,404
Taxes in installments	45,331	19,498	160,247	67,727	9,806	9,777	1,320	1,985
Profit sharing - employees	150,341	162,866			109,482	111,171
Taxes payable			38,493	8,805			32,289	7,319
Provision for consumption and services	175,242	204,299			97,221	132,262
Third party materials in our possession	84,832	78,820			55,334	61,976
Trade payables - Drawee Risk (note 17)	623,861	1,121,312			623,861	1,121,312
Trade payables (note 17)			543,527				376,753
Lease Liabilities (note 16)	93,626	35,040	436,505	439,350	26,546	17,269	40,561	28,671
Other payables	58,321	57,690	65,108	44,551	31,030	22,788
	3,357,639	2,526,444	3,145,336	2,493,702	2,302,188	2,019,788	771,292	356,942

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1.  Advances from customers: During 2019, the subsidiary CSN Mineração entered into an agreement with a major international player for the supply of approximately 22 million tons of iron ore and an additional supply of 11 million tons of iron ore. Accordingly, CSN Mineração S.A. received in advance the amounts of US$496 million (R$1,951,303) and US$250 million (R$956,440) on March 29, 2019 and August 5, 2019, respectively. The term for the execution of the contracted volumes is 5 years. Finally, on September 16, 2019, the parties again amended the contract to adjust the delivery conditions for iron ore. In July 2020, the subsidiary concluded the contract for the additional supply of approximately 4 million tons of iron ore, which was received in advance, on August 28, 2020, the amount of US$115 million (R$629 million). The term for the execution of the contract is 3 years.

16.	LEASE LIABILITIES

Lease liabilities are shown below:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Leases	1,623,523	1,501,960	76,333	53,279
Present value adjustment - Leases	(1,093,392)	(1,027,570)	(9,226)	(7,339)
	530,131	474,390	67,107	45,940
Classified:
Current	93,626	35,040	26,546	17,269
Non-current	436,505	439,350	40,561	28,671
	530,131	474,390	67,107	45,940

The Company adopted IFRS 16 / CPC 06 (R2) as of January 1, 2019, using the modified retrospective approach that does not require the presentation of comparative balances. As a result of adopting IFRS 16 / CPC 06 (R2), the Company changed the accounting policy for lease agreements.

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading coal and iron ores and the Container Terminal - TECON, with remaining terms of 27 and 31 years, respectively , and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has property lease agreements, used as operational facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 2, 5 and 15 years.

CSN also has lease contracts for operating equipment, used in mining operations and in the steel industry, with terms of 2 to 5 years.

The present value of future obligations was measured using the implicit rate observed in the contracts and for contracts that did not have a rate, the Company applied the incremental rate of loans - IBR, both in nominal terms.

The incremental loan rate - IBR was acquired through consultation with the Company’s relationship banks according to the average term of the contracts, according to the guidelines of Official Letter / CVM / SNC / SEP No. 02/2019.

The average incremental rate used to measure lease and use liabilities over the term of the five-year contract is 8.28% pa

The movement of lease liabilities is shown in the table below:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2020
Opening balance	474,390	640,989	45,940	61,072
New leases	52,835	106,584	29,714	12,979
Present Value Adjustments - New leases	(6,511)	(54,080)	(3,822)	(838)
Contract review	63,250	(175,609)	21,503	(5,308)
Write-off	(7,757)	(1,374)	(4,465)	(1,357)
Payments	(103,648)	(94,727)	(25,732)	(25,393)
Interest appropriated	54,236	52,607	3,969	4,785
Exchange variation	3,336	-	-	-
Net balance	530,131	474,390	67,107	45,940

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The estimated future minimum payments for the lease agreements include variable payments, fixed in essence when based on minimum performance and contractually fixed rates.

As of December 31, 2020 are the following:

	Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	98,788	368,659	1,156,076	1,623,523
Present value adjustment - Leases	(5,162)	(110,034)	(978,196)	(1,093,392)
	93,626	258,625	177,880	530,131

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Leases	1,603,100	1,489,789	70,647	50,899
Present value adjustment - Leases	(1,091,275)	(1,026,919)	(8,136)	(6,963)
Potencial PIS and COFINS credit	148,287	137,805	6,535	4,708
Present value adjustment – Potential PIS and COFINS credit	(100,943)	(96,461)	(753)	(800)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the year are:

	Consolidated		Parent Company
	12/31/2020	12/31/2020	12/31/2019	12/31/2019
Contract less than 12 months	549	10,819	-	-
Lower Assets value	9,563	3,853	4,199	7,464
Variable lease payments	270,449	177,460	14,674	21,211
	280,561	192,132	18,873	28,675

In accordance with the guidelines of CPC 06 (R2) / IFRS 16, the Company uses the discounted cash flow technique to measure and remeasurate liabilities and use rights, without considering the projected inflation in the flows to be discounted.

Considering Circular Letter / CVM / SNC / SEP No. 02/2019, the Company discloses below the comparative balances of lease liabilities, right to use, financial expenses and depreciation expenses with the use of rates in real terms to discount a present value of flows also in real terms.

	Consolidated				Parent Company
		12/31/2020		12/31/2019		12/31/2020		12/31/2019
	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais	Rate in nominal terms and actual flow	Rate and actual flow in termos nominais
Lease Liability	530,131	595,193	474,390	579,390	67,107	55,119	45,940	48,515
Right of net use	511,882	547,671	472,345	567,905	64,659	53,775	44,173	45,795
Financial expenses	(50,513)	(63,744)	(49,118)	(57,556)	(3,688)	(3,709)	(4,521)	(4,881)
Depreciation	(57,342)	(59,560)	(53,826)	(57,356)	(20,620)	(20,779)	(20,400)	(20,992)

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In order to measure the balances using the rate in real terms, the inflation projection (IPCA) released by the Central Bank of Brazil was used.

The Company analyzed CVM Deliberation No. 859, of July 7, 2020, which alters CPC 06 (R2) with guidelines for recognizing the possible impacts generated by contractual changes as a result of COVID-19, however we do not have any material changes to the contracts current lease terms.

Accounting Policy

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The lease is characterized by a lease or transmission of the right to use for a fixed period in exchange for monthly payments. The leased asset must be clearly specified.

The Company determines in the initial recognition, the lease term or non-cancellable term, which will be used in the measurement of the right to use and the lease liability. The lease term will be reevaluated by the Company when a significant event or significant change occurs in the circumstances that are under the control of the lessee and affects the non-cancellable term. The Company adopts exemption from recognition, as provided for in the standard, for the lessee of contracts with terms of less than 12 (twelve) months, or whose underlying asset object of the contract is of low value.

At inception, the Company recognizes the right to use the asset and the lease liability at present value. The right-to-use asset should be measured at cost. The cost includes the lease liability, upfront costs, advance payments, estimated costs to dismantle, remove or restore. The lease liability is measured at the present value of the lease payments expected to be made during the life of the agreement, discounted at the implicit interest rate of the lease or, if the rate is not determinable, an incremental rate will be used to determine the present value.

For contracts that the Company determines the business rate, it is understood that this rate is the rate implied in nominal terms and to which it is applied in discounting the flow of future payments. In contracts with no rate definition, the Company applied the incremental loan rate, obtaining it through consultations with banks where it has a relationship, adjusted for the inflation forecast for the coming years.

For the subsequent measurement, the cost method to the right-of-use asset is used and, in depreciation, the requirements of CPC 27/IAS 16 - Property, Plant and Equipment are applied. However, for the purpose of depreciation, the Company determines the use of the straight-line method based on the remaining useful life of the assets or the term of the contract, whichever is the shorter.

The effects of PIS and COFINS recoverable generated after the effective payment of the obligations will be recorded as a reduction of the depreciation expenses of the right to use and of the financial expenses recognized monthly.

The CPC 01/IAS 36 - Impairment of Assets will also be applied in order to determine whether the right-of-use asset has impairment problems and to account for any impairment loss identified.

17.	TRADE PAYABLES

	Consolidated			Parent Company
	Current		Non-current	Current		Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2020	12/31/2019	12/31/2020
Trade payables	4,893,589	3,012,654	594,051	4,178,341	2,506,244	409,866
(-) Adjustment present value	(74,050)		(50,524)	(45,252)		(33,113)
	4,819,539	3,012,654	543,527	4,133,089	2,506,244	376,753

Accounting Policy

They are initially recognized at fair value, and subsequently measured at amortized cost, using the effective interest rate method and adjusted to present value when applicable, based on the estimated rate of the Company’s cost of capital.

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The Company classifies drawee risk operations with suppliers in other liabilities as per note 15. These are negotiated with financial institutions, by which suppliers anticipate receivables and, on the other hand, extend our payment terms. The effective prepayment of receivables depends on acceptance by the suppliers, given that their participation is not mandatory. The Company is not reimbursed and / or benefited by the financial institution for discounts for payment executed before the maturity date agreed with the supplier, there is no change in the degree of subordination of the security in the event of judicial execution, nor changes in the existing commercial conditions between Company and its suppliers.

18.	INCOME TAX AND SOCIAL CONTRIBUTIONS

18.a) Tax of income and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the year are as follows:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Income tax and social contribution income (expense)
Current	(2,052,204)	(1,564,622)	(239,815)	24,242
Deferred	1,426,696	2,398,400	1,364,156	2,452,985
	(625,508)	833,778	1,124,341	2,477,227

The reconciliation of income and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Income before income tax adn social contribuition	4,918,126	1,410,733	2,669,954	(688,160)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(1,672,163)	(479,649)	(907,784)	233,974
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	28,391	46,737	643,513	924,949
Profit with differentiated rates or untaxed	(519,840)	(236,404)
Transfer price adjustment	(15,645)	(18,494)	(15,645)	(11,938)
Tax loss carryforwards without recognizing deferred taxes	(27,758)	(21,095)
Indebtdness limit	(25,087)	(20,393)	(25,087)	(20,393)
Unrecorded deferred taxes on temporary differences	5,142	(2,835)
(Loss)/Reversal for deferred income and social contribution tax credit	1,540,087	1,530,185	1,540,087	1,530,185
Income tax and social contribution on foreign profit	(13,011)	(14,424)	(13,011)	(14,424)
Tax incentives	64,818	39,042	6,975
Interest on equity	17,177	22,107	(121,647)	(155,083)
Other permanent deductions (additions)	(7,619)	(10,999)	16,940	(10,043)
Income tax and social contribution in profit for the year	(625,508)	833,778	1,124,341	2,477,227
Effective tax rate	13%	-59%	-42%	360%

18.b)	Deferred income tax and social contribution

Deferred income tax and social contribution balances are as follows:

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	Consolidated
	Opening balance	Movement			Closing balance
	12/31/2019	Shareholders' Equity	P&L	Others	12/31/2020

Deferred
Income tax losses	1,610,801		238,198		1,848,999
Social contribution tax losses	610,046		78,162		688,208
Temporary differences	(337,082)	(59,380)	1,110,336	5,029	718,903
- Provision for tax. social security, labor, civil and environmental risks	264,013		15,136		279,149
- Asset impairment losses	182,431		(26,444)	5,029	161,016
- (Gains)/losses on financial instruments	414,495		(409,468)		5,027
- Actuarial liability (pension and healthcare plan)	314,601	(44,732)	(7,412)		262,457
- Accrued supplies and services	132,411		22,041		154,452
- Unrealized exchange variation (1)	1,181,501		(29,175)		1,152,326
- Gain upon loss of control in Transnordestina	(92,180)				(92,180)
- Cash flow hedge accounting	426,961	1,315,839			1,742,800
- Acquisition at fair value of SWT and CBL	(184,513)	(57,651)	30,149		(212,015)
- Deferred taxes not computed	(291,961)		(25,966)		(317,927)
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,270,110)	1,548,640		(1,347,468)
- Business Combination	(1,023,341)		8,292		(1,015,049)
- Others	(35,502)	(2,726)	(15,457)		(53,685)
Total	1,883,765	(59,380)	1,426,696	5,029	3,256,110

Total Deferred Assets	2,473,304				3,874,946
Total Deferred Liabilities	(589,539)				(618,836)
Total Deferred	1,883,765				3,256,110

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

	Parent Company
	Opening balance	Movement		Closing balance
	12/31/2019	Shareholders' Equity	P&L	12/31/2020

Deferred tax assets
Income tax losses	1,463,981		216,719	1,680,700
Social contribution tax losses	549,026		78,356	627,382
Temporary differences	422,544		1,069,081	1,491,625
- Provision for tax. social security, labor, civil and environmental risks	193,245		9,222	202,467
- Asset impairment losses	119,645		(19,640)	100,005
- (Gains)/losses on financial instruments	414,495		(409,469)	5,026
- Actuarial liability (pension and healthcare plan)	317,053	(45,449)	(7,412)	264,192
- Accrued supplies and services	121,680		11,212	132,892
- Unrealized exchange variation (1)	1,183,053		(30,728)	1,152,325
- Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	426,961	1,315,559		1,742,520
- Estimated (losses)/reversals for deferred income tax and social contribution credits	(1,625,998)	(1,270,110)	1,540,087	(1,356,021)
- Business Combination	(721,992)		-	(721,992)
- Outras	86,582		(24,191)	62,391
Total	2,435,551		1,364,156	3,799,707

Total Deferred Assets	3,258,542			4,627,332
Total Deferred Liabilities	(822,991)			(827,625)
Total Deferred	2,435,551			3,799,707

(1) The Company taxes exchange variations on a cash basis to calculate income tax and social contribution on net income.

The Company has in its corporate structure subsidiaries abroad, whose income are taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2015 and 2020, these subsidiaries generated income in the amount of R$1,284,483. If the Brazilian tax authorities understand that these profits are subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$412,420. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the financial statement.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and considers that there are no reasons for the tax authorities to differ from the tax positions adopted by the Company. Accordingly, no additional provisions for income tax and social contribution were recognized as a result of the assessment of the application of IFRIC 23 in the financial statement at December 31, 2020.

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A sensitivity analysis of consumption of tax credits was carried out considering a variation in macroeconomic assumptions, operating performance and liquidity events. Thus, considering the results of the study carried out, which indicates that it is probable the existence of taxable profit to use the balance of deferred income tax and social contribution.

The estimated recovery of deferred tax assets of IRPJ and CSLL are netted when referring to a single jurisdiction as shown in the table below:

In millions of reais	Consolidated	Parent Company
2021	1,018	1,018
2022	1,315	1,315
2023	1,257	1,257
2024	495	495
2025	618	542
Deferred asset	4,703	4,627
Deferred liabilities - Parent Company	(828)	(828)
Net deferred asset	3,875	3,799
Deferred liabilities - subsidiaries	(619)
Net deferred asset	3,256	3,799

18.c)	Income tax and social contribution recognized in equity:

Income tax and social contribution recognized directly in equity are shown below:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Income tax and social contribution
Actuarial gains on defined benefit pension plan	170,604	215,306	172,520	217,969
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(172,520)	(217,969)	(172,520)	(217,969)
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	1,742,765	426,961	1,742,520	426,961
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(1,742,520)	(426,961)	(1,742,520)	(426,961)
	(327,021)	(328,013)	(325,350)	(325,350)

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are posted net in liabilities whenever there are amounts payable, or in assets whenever such amounts paid in advance exceed the total amount due at the reporting date.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination, that does not affect nor accounting profit nor tax profit or loss, differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert in a foreseeable future and from the initial recognition of goodwill, in accordance with CPC 32/IAS 12 - Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved

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Assets and liabilities deferred income tax are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss and negative basis of CSLL, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

18.d)	Test of recoverability of income tax and social contribution of deferred assets

The Company’s management constantly evaluates the ability to use its tax credits. In this sense, CSN periodically updates the technical study of the projection of future taxable results to support the realization of tax credits and, consequently, to base the accounting recognition of the credits, the maintenance on the balance sheet or the constitution of a provision for loss in the realization of these credits.

This study is prepared at the level of the Entity in accordance with Brazilian tax legislation and is carried out considering the projections of the Parent Company, which is the Entity that generates a significant amount of tax credits, especially for temporary differences. The Parent Company exclusively covers the steel business.

Deferred income tax / social contribution on tax losses and temporary differences refers mainly to the following items:

	Nature	Brief description
	Tax losses	The Company incurs tax losses in the Parent Company as a result of financial expenses on its indebtedness, since it substantially holds all the loans and financing of the CSN Group. However, the Parent Company reported taxable income in two quarters of 2020.
	exchange variation expenses	Since 2012, the Company has opted for taxing exchange rate variations on a cash basis. As a result, taxes are due and expenses are deductible when the underlying asset or liability is settled.
Differences Temporary	Loss on investment in Usiminas shares	Changes in investment in Usiminas shares are recognized on an accrual basis; however, the event that generates taxation or deductibility will only occur when the investment is sold.
	Other provisions	Other provisions are recognized on an accrual basis and their taxation occurs only at the time of their realization, such as: provision for contingencies, loss for impairment, provision for environmental liabilities, etc.

The study is prepared based on the Company’s long-term business plan designed for a period reasonably estimated by Management and considers several scenarios that vary according to different macroeconomic and operational assumptions.

The taxable income projection model considers two main indicators:

•	Income before taxes, reflecting the projected EBITDA plus depreciation, other income and expenses and the financial result, and;
•	Taxable income, which is comprised of pre-tax income plus (minus) the items of income and expense that are taxable or deductible in future periods (temporary differences).

In addition, a sensitivity analysis of consumption of tax credits is carried out considering a variation in macroeconomic assumptions, operating performance and liquidity events.

The deterioration of the Brazilian political and macroeconomic environment that occurred in recent years has generated tax losses at CSN, as well as the growth of its financial leverage. These two aspects combined culminated in an imbalance between the financial and operating results of the Parent company.

In view of this context, the Company works with a business plan aimed at rebalancing the Parent Company’s financial and operating results, the main measures of which are:

•	Continuity of divestment efforts;

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•	Reduction of financial leverage;
•	Improvement in operating results due to increased sales volume, improved prices for its products and greater efficiency in controlling production costs; and
•	Reprofiling of the Company’s indebtedness, with negotiations to extend amortization terms and decentralization of indebtedness by redirecting contracts to subsidiaries according to the nature and application of funds.

With the continuation of the execution of the above measures, the Company’s management expects to return with high levels of profitability with sustainability. Consequently, Management considers that the gradual recognition of tax credits, initially using a projection period of less than 10 years, more adequately reflects the expectation of using the credits maintained in the Company’s tax records. As a result of the study, the Company reversed during 2020 the amount of R$1,369 million of estimated losses recorded in previous years totaling a balance in the deferred tax asset at the Parent company of R$4,628 million on December 31, 2020.

The tax losses carryforward and negative base of social contribution and temporary differences maintained in the Company’s tax records for future use amount, respectively, to R$1,681 million and R$627 million on December 31, 2020 (R$1,466 million and R$550 million on December 31, 2019).

19.	TAXES IN INSTALLMENTS

The position of Refis debts and other installments, recorded in installment taxes in current and non-current liabilities, as shown in note 15, are shown below:

	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Federal REFIS Law 11.941/09 (a)	12,214	12,172	15,529	17,436	9,173	9,173
Federal REFIS Law 12.865/13 (b)	6,633	6,481	42,883	48,306
Other taxes in installments	26,484	845	101,835	1,985	633	604	1,320	1,985
	45,331	19,498	160,247	67,727	9,806	9,777	1,320	1,985

(a) The refinancing program of Law 11,941 / 09 has a balance arising from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the years 2006, 2007 and 2012 and taxes on billing (PIS and COFINS) for the years 2006 and 2007. The installment payment is paid in monthly installments, with interest at the SELIC rate, which is the rate of the Brazilian federal funds.

(b) The refinancing program of Law 12.865 / 13 has a balance resulting from the adhesion to the REFIS of taxes on profit (IRPJ and CSLL) for the payment of the amounts related to taxes on the profit of the affiliates or subsidiaries abroad in 2009 to 2011. It is due in monthly installments, with interest at the SELIC rate, which is the rate of Brazilian federal funds.

20.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL, ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows :

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Tax	134,645	128,411	2,444	31,060	61,004	56,343	49,078	15,227
Social security	8,170	7,039			7,948	6,447
Labor	328,334	305,309	212,737	227,213	234,333	217,907	159,138	164,580
Civil	151,776	138,990	67,819	53,771	121,989	105,464	11,840	42,252
Environmental	12,463	43,498	17,683	3,731	10,341	36,558	960	2,241
Deposit of a guarantee			24,434	12,596
	635,388	623,247	325,117	328,371	435,615	422,719	221,016	224,300

Classified:
Current	81,073	96,479			34,458	52,016
Non-current	554,315	526,768	325,117	328,371	401,157	370,703	221,016	224,300
	635,388	623,247	325,117	328,371	435,615	422,719	221,016	224,300

The changes in tax, social security, labor, civil and environmental provisions in the year ended December 31, 2020 can be summarized as follows:

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Consolidated
	Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	12/31/2020
Tax	128,411	8,626	4,267	(6,659)	134,645
Social security	7,039	5,892	192	(4,953)	8,170
Labor	305,309	44,693	39,507	(61,175)	328,334
Civil	138,990	46,577	15,579	(49,370)	151,776
Environmental	43,498	4,525	326	(35,886)	12,463
	623,247	110,313	59,871	(158,043)	635,388

Parent Company
	Current + Non-current
Nature	12/31/2019	Additions	Accrued charges	Net utilization of reversal	12/31/2020
Tax	56,343	7,663	2,739	(5,741)	61,004
Social security	6,447	5,892	167	(4,558)	7,948
Labor	217,907	25,206	26,379	(35,159)	234,333
Civil	105,464	39,285	12,281	(35,041)	121,989
Environmental	36,558	4,474	111	(30,802)	10,341
	422,719	82,520	41,677	(111,301)	435,615

Tax proceedings

The main lawsuits that are considered by the external legal advisors as probable loss, which are part of CSN or its subsidiaries, of a tax nature, are (i) some tax assessment notices; (ii) divergences between calculated and paid ICMS; (iii) Requests for compensation not approved due to the lack of credit rights.

Labor proceedings

The Company appears as a defendant, on December 31, 2020, in 8,784 labor claims. The majority of claims for actions are related to subsidiary and / or joint liability, equal pay, unhealthy and hazardous work premiums, overtime, health insurance, indemnity claims arising from alleged involvement of occupational diseases or accidents at work, intra-day break and differences in profit sharing in the years 1997 to 1999 and 2000 to 2003.

During the year ended December 31, 2020 there were addition or write-off movements in labor lawsuits arising from the definite conclusion and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil proceedings

Among the civil lawsuits in which he is a defendant, there are mainly suits for damages. Such processes, in general, result from work accidents, occupational diseases, contractual discussions, related to the Group’s industrial activities, real estate actions, health insurance.

Environmental Proceedings

Among the environmental administrative / judicial proceedings in which the Company is a defendant, there are administrative procedures aimed at finding possible occurrences of environmental irregularities and regularizing environmental licenses; at the judicial level, there are actions for the enforcement of fines imposed as a result of such alleged irregularities and public civil actions with a request for regularization combined with indemnities, which consist of environmental recompositions, in most cases. Such processes, in general, result from discussions of alleged impact to the environment related to the Company’s industrial activities.

Processes of an environmental nature are highly complex in estimating the value at risk, as the procedural evolution, the extent of possible damage and the projection of repair costs must be taken into account, among various aspects.

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There are other processes of an environmental nature for which it is not yet possible to assess the risk and the contingency amount due to the aforementioned complexity of estimation, the peculiarities of the matters that involve them and the procedural stages in which they are. The main environmental judicial and administrative procedures are listed below:

• In July 2012, the Public Ministry of the State of Rio de Janeiro (MPE / RJ) and the Federal Public Ministry (MPF) filed separate public civil actions in the State and Federal Courts alleging the existence of an allegedly contaminated area in the Volta Grande IV Condominium. In view of the conflict of competence to judge the actions, the Superior Court of Justice (STJ) declared the competence of the Federal Justice to process and judge such actions. In brief summary, the MPF maintains that the Company should (i) remove all the waste disposed of in the area used as an industrial landfill in the city of Volta Redonda and (ii) transfer 750 residences located in the Volta Grande IV condominium, also in the city of Volta Redonda .. These requests were denied by the Court, and it was determined that a timetable was presented to investigate the area and, if necessary, to remedy the potential issues raised by the MPF. This schedule was presented, indicating the completion of all studies related to the investigation phases, including the risk assessment and intervention plan, which were completed on April 30, 2014. In addition, there are pending indemnity suits filed by the owners of houses in the Volta Grande IV condominium, with requests for compensation for the alleged moral and material damages sustained, which have not yet been judged. Currently, the process (ACP) is awaiting the start of the investigation phase.

• In January 2014, an Annulment Action was issued with the objective of declaring the nullity of the Notice of Infraction drawn up by INEA for the alleged contamination of the soil and groundwater in the Condominium Volta Grande IV. The penalty applied was a simple fine, in the original amount of R $ 35 million. The request for a preliminary suspension of the demand for the debt was not considered, which is why INEA filed a Tax Enforcement Action. Currently, due to harmful external issues, the proceedings have been temporarily suspended, until the conclusion of the expert examination at ACP Volta Grande IV and / or contrary decisions of the courts.

• With regard to other areas allegedly contaminated in the city of Volta Redonda, the Public Ministry filed three other public civil actions aimed at environmental remediation and compensation for areas called Marcia I, II, III and IV, Wandir I and II and Recycle. Regarding the area called Marcia I, the phase of producing evidence ended on 03/04/20, there was a decision converting the trial into a conciliation hearing, given the great length of time elapsed in the conclusion of the sentence (2017 to 2019), the which was postponed without setting a new date due to the pandemic. At this hearing, the parties must present the status of the area’s environmental management measures. The other two ACPs are in the initial stage and CSN is currently conducting environmental studies that will determine the extent of possible environmental damage caused by soil contamination, as well as the implementation of actions to comply with applicable laws.

• In 2015, the Federal Public Ministry filed a public civil action against CSN requesting the adaptation and regularization of the particulate matter emission at the Presidente Vargas Steelworks, with the consequent paralysis of its activities. According to CONAMA Resolution No. 436/2011, companies would have until December 2018 to adjust the emission of particulates to the new required legal standards. This was made compatible with INEA with the schedule of actions and measures provided for in TAC 07/2018. Currently, the process is awaiting the start of the investigation phase.

• In 2016, CSN was cited in a public civil action filed by the Federal Public Ministry and the Public Ministry of the State of Rio de Janeiro, due to the alleged irregular deposit of waste in the area called “Aterro Panco”. In this action, there are requests for recovery of degraded areas, repair of damage to flora and fauna, and human health, as well as compensation for material and moral damage caused to the environment. Currently, the process is awaiting the start of the investigation phase.

• In 1988, the Federal Public Ministry filed a public civil action against CSN for alleged environmental contamination and pollution of the Paraíba do Sul River, allegedly caused by industrial activity in the area. In 1995, the court determined the meeting of cases No. 15,497; 17,563; No. 7,304; and, No. 7,624, in view of the connection characterized and determined the joining of the 4 shares.

The Federal Regional Court of the Second Region upheld the first instance conviction, reiterating the Company’s obligation to compensate for possible environmental damage caused to the ecosystem. The Company appealed to the Superior Court of Justice (STJ), which accepted the appeal and annulled the previous decisions, determining the return of the records to the 1st Instance to resume the process. Currently, the process awaits the new beginning of the investigation phase.

• In 2009 and 2010, Terms of Judicial Agreements (TAJ’s) were signed with the Federal Public Ministry seeking the recovery of environmental liabilities caused by coal mining in the Southeast Region of Santa Catarina until the 1990s. The environmental liabilities covered by the agreements include the restoration of certain degraded areas. In March 2018, the parties renegotiated a new agreement, with the extension of the works schedule until 2030, which was ratified in court on 06/06/18. Currently, the Company negotiates with the MPF the suspension of the TAJ terms for negotiation and adjustment of the obligations and compensatory measures provided for.

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• In July 2018, the Company and the company Harsco Metals (“Harsco”), a company providing services to CSN, were cited in a new public civil action filed jointly by the Federal Public Ministry and the Public Ministry of the State of Rio de Janeiro, due to the supposed irregular deposit of waste (steel slag) in the area called “Slag Processing Yard”. A preliminary decision was issued that established a certain limitation in the monthly sending of slag to the referred yard, reducing the height of the piles and removing the excess of the stored material. However, recent studies carried out by independent companies, attest to the absence of environmental risks or impacts. The Company and Harsco have been looking for feasible alternative solutions to end the process. Currently, the process is awaiting the start of the investigation phase.

• In January 1995, the ACP was filed by the Municipality of Volta Redonda / RJ (“MVR”), pleading CSN’s condemnation of compliance with 26 items of Compensatory Environmental Programs. After the contestation, the parties entered into an instrument of Transaction (1995), establishing the effective obligations of CSN, as well as the environmental compensation, ratified in court by sentence. The municipality of Volta Redonda disagreed about the compliance with the ratified agreement and in 2015 the process of liquidating unfulfilled obligations was initiated. On 12/27/18, a new agreement was signed between CSN and MVR to end the legal dispute, through reciprocal concessions from the parties, with the MVR expressly waiving the right on which the lawsuit is founded and CSN the additional investment in the amount of R $ 21 million, 30% of which should be allocated to services of environmental interest, works for the preservation, improvement and recovery of the quality of the environment in Volta Redonda. In 2019, the agreement signed between CSN and MVR was approved with the actual disbursement by CSN of R $ 25MM, which was appealed by the Public Prosecutor’s Office, however dismissed by the Rio de Janeiro Court of Justice, confirming the decision of the lower court that ratified the agreement signed between the Company and the MVR.

• In August 2017, CSN initiated an annulment action against the tax assessment notice that imposed a fine on CSN (R $ 25 million - updated until December / 19), for alleged water pollution in the Paraíba do Sul River, with the launch of effluents from the Alto Forno 2 ETE, due to an accident that occurred on 11/27/2010. The enforceability of the fine is suspended due to a preliminary injunction, and the process is awaiting the start of the investigation phase.

• In December 2019, a Public Civil Action was initiated against Sepetiba TECON and INEA with a view to suspending the environmental licensing processes of the Sepetiba TECON container terminal until the study of the environmental support capacity of Sepetiba Bay is carried out, and the INEA refrain from licensing new ventures or potentially polluting activities on the site, which may harm the socio-environmental balance of the Bay and the preservation of marine fauna. Sepetiba TECON became aware of the action through news published on the MPF website. On 12/19/19, the court dismissed the request for emergency relief requested by the MPF, as well as the Federal Union and IBAMA’s decision was determined. After the challenge is submitted by TECON, the process awaits the start of the investigation phase.

• In June 2019, CSN filed a lawsuit against the INEA Notification that determined the suspension of solid bulk handling operations at TECON due to the alleged lack of activity forecast under the respective Operation License. A preliminary injunction was granted to suspend the effects of the Notification and allow the continuation of the solid bulk handling operation until the final judgment of the action. After the favorable decision is confirmed by the Court on appeal, the case awaits the initiation of the investigation phase.

▪	Administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectation, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance at December 31, 2020 and December 31, 2019.

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	Consolidated
	12/31/2020	12/31/2019
Assessment Notice and imposition of fine (AIIM) / Tax Enforcement - Income tax and social contribution - Capital gain on sale of NAMISA's shares	12,694,021	12,412,964

Assessment Notice and Imposition of fine (AIIM) - Income tax and Social contribution - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by NAMISA.	3,930,093	3,867,663

Assessment Notice and Imposition of fine (AIIM) / Tax Enforcement - Income tax and Social contribution - Disallowance of interest on prepayment arising from supply contracts of iron ore and port services	1,956,898	2,249,708

Assessment Notice and imposition of fine (AIIM) - Income tax and social contribution due to profits from foreign subsidiaries for years 2008, 2010,2011, 2012 and 2014	3,461,574	2,946,288

Tax foreclosures - ICMS - Electricity credits	841,401	1,022,371

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS and IPI	1,845,379	1,100,564

Disallowance of the ICMS credits - Transfer of iron ore	624,645	567,534

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	317,848	310,349

Disallowance of the tax loss and negative basis of social contribution arising from the adjustments in the SAPLI	583,478	538,268

Assessment Notice- IRRF- Capital Gain of CFM vendors located abroad	260,326	254,850

CFEM – difference of understanding between CSN and DNPM on the calculation basis	1,051,661	1,020,266

Assessment Notice- ICMS- questions about sales for incentive area	1,111,034	1,015,812

Other tax lawsuits (federal, state, and municipal)	3,886,976	4,478,014

Social security lawsuits	233,116	325,492

Action to discuss the balance of the construction contract – Tebas	487,124	468,776

Action related to power supply payment’s charge - Light	288,390	253,569

Indemnity action due to the supply contract termination - Indumill	237,795	215,281

Enforcement action applied by Brazilian antitrust authorities (CADE)	95,833	93,212

Civil Public Action - Districts / School / Nursery relocation-CdP Dam (1)	12,207	20,000

Other civil lawsuits	777,850	764,127

Labor and social security lawsuits	1,506,626	1,565,237

Tax foreclosures – Fine – Volta Redonda IV (2)	94,304	84,599

ACP landfill Márcia (3)	306,389	-

Assessment Notice and imposition of fine (AIIM) - Charge of IRRF- RFB - Business combination (year 2015) between Namisa, Congonhas Minérios (current CSN Mineração) and consortium	862,324	-

Assessment Notice and imposition of fine (AIIM) - SEFAZ/RJ - ICMS on purchases of intermediate products (4)	498,002	-

Assessment Notice and imposition of fine (AIIM) - RFB - Disallowance of credits PIS/COFINS of inputs and freight	1,082,517	-

Other environmental lawsuits	257,965	215,691
	39,305,776	35,790,635

(1) In May 2019, the State Prosecutor’s Office of the State of Minas Gerais filed an ACP order to compel CSN Mineração SA to adopt mitigating measures regarding the psychological risks and losses allegedly generated by the Casa de Pedra Dam, reallocating residents, who so wish, with rents and social assistance, as well as relocating children who attended a new daycare and school that were closed, rebuilding new daycare and school in a safe place. In a preliminary injunction, the 1st Instance Magistrate ordered the blocking of three million reais for the construction of the day care center and school, a decision suspended by the 2nd Instance Court. The State Public Prosecutor of the State of Minas Gerais also pleaded for the payment of moral damages collective actions, as well as for the permanent reallocation of people, at the expense of CSN Mineração SA The lawsuit is in its initial phase and there is still no judicial sentence related to the case.

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(2) On April 8, 2013, INEA applied a fine of R $ 35 million to CSN in relation to aspects involving the Volta Grande IV condominium, determining that the actions already considered and discussed in the public civil action filed in July 2012. In relation to the application of this fine, an annulment action was filed, distributed, in January 2014, to the 10th Civil Court of the State of Rio de Janeiro, aiming at the annulment of the fine and its effects. In parallel, INEA filed a tax enforcement action, with an adjusted amount of R $ 42 million, in order to enforce the amount of the fine imposed. The Tax Foreclosure action mentioned was distributed in May 2014 to the 4th Registry of Active Debt of Volta Redonda, in the State of Rio de Janeiro. Currently, these actions are suspended until the conclusion of the investigation to be carried out in the Environmental Public Civil Action of the Condominium Volta Grande IV, whose merit discusses possible contamination of the site.

(3) This is an Environmental Public Civil Action, proposed by the MPF, with a claim for indemnity for collective moral damages and material damages, for allegedly irregular deposit of steel residues, in addition to being set aside for non-compliance with the injunction.

(4) Infraction Notice (AIIM) drawn up by SEFAZ / RJ for ICMS and Fine requirement for the alleged improper use of ICMS credit for the period 2015 to 2020 resulting from the acquisition of intermediate products used in the UPV (refractories, belts, cylinders, chemical agents, etc.), which were classified by the Inspection as of use / consumption and without the right to credit.

The Company has been offering judicial guarantees (Guarantee Insurance / Letter of Guarantee) in the total and updated amount of R $ 4,542,786, as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management’s judgment and with the Accounting Practices adopted in Brazil.

Accounting Policy

Only provisions estimated as probable risk of loss are recorded, substantiated in the assessment of our legal advisors, and at amounts that will be required to settle the litigations. The obligation is updated in accordance with the evolution of the lawsuit or financial charges incurred and will be reversed if the estimated loss is no longer considered probable due to changes in circumstances or derecognized when the obligation is settled.

21.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMMENT OBLIGATIONS

The balance of provisions for environmental liabilities and deactivation of assets can be shown as follows:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Environmental liabilities	192,830	192,270	178,638	163,659
Asset retirement obligations	611,005	331,731	50,886	805
	803,835	524,001	229,524	164,464

21.a)	Environmental liabilities

As of December 31, 2020, a provision is maintained for application in expenses related to services for the investigation and environmental recovery of potential contaminated, degraded areas and in the process of exploration under the responsibility of the Company in the states of Rio de Janeiro, Minas Gerais and Santa Catarina. Expenditure estimates are periodically reviewed, adjusting, whenever necessary, the amounts already accounted for. These are the Management’s best estimates considering studies and environmental recovery projects. These provisions are recorded in the account for other operating expenses.

Provisions are measured at the present value of the expenses that must be required to settle the obligation, using a pre-tax rate, which reflects current market valuations of money at the time and the specific risks of the obligation. The increase in the obligation due to the passage of time is recognized as other operating expenses.

Some contingent environmental liabilities are monitored by the environmental area and have not been provisioned because their characteristics do not meet the recognition criteria in CPC 25/IAS 37.

21.b)	Asset retirement obligation

In 2020, after anticipating the discontinuation of the dams used in its mining activities, the Company updated the study to recognize the costs of deactivating mining assets. The study resulted in an increase of the provision by R $ 279 million, mainly due to:

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i)	expansion of operational areas with the implementation of new technologies;
ii)	revision in the process of de-characterization of dams and
iii)	application of inflation indices on costs.

Accounting Policy

The Company recognizes a provision for recovery costs, when a loss is probable and the amounts of the related costs are reasonably determined. Generally, the provisioning period for the amount to be used for recovery coincides with the completion of a feasibility study or commitment to a formal action plan.

Expenses related to compliance with environmental regulations are charged to income or capitalized, as appropriate. Capitalization is considered appropriate when expenses refer to items that will continue to benefit the Company and that are basically relevant to the acquisition and installation of equipment for pollution control and / or prevention.

Asset retirement obligation (ARO) liabilities consist of cost estimates for deactivation, demobilization or restoration of areas at the end of mining activities and extraction of mineral resources. The initial measurement is recognized as a liability discounted to present value and, subsequently, carried to expenses over time. The asset deactivation cost equivalent to the initial liability is capitalized as part of the asset’s carrying amount and is depreciated over the asset’s useful life.

22.	RELATED-PARTY BALANCES AND TRANSACTIONS

22.a) Transactions with holding companies

Vicunha Aços SA is the main shareholder of the Company with a 49.24% interest in the voting capital.

Also part of the Company’s control is Rio Iaco Participações SA, which holds a 4.22% interest in the voting capital of CSN.

The corporate structure of Vicunha Aços SA is as follows:

-	Vicunha Steel S.A. - holds 67.93% interest in Vicunha Aços S.A.;
-	CFL Participações S.A. - holds a 12.82% interest in Vicunha Aços S.A. and a 40% interest in Vicunha Steel S.A.;
-	Rio Purus Participações S.A. - holds a 19.25% interest in Vicunha Aços S.A. and a 60% interest in Vicunha Steel S.A.

•	Liabilities

As of December 31, 2020, the distribution of mandatory minimum dividend in the amount of R$443,694 to the shareholder Vicunha Aços SA and R$37,997 to Rio Iaco Participações SA was proposed, which will be submitted for approval at the Annual Shareholders’ Meeting.

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22.b) Transactions with subsidiaries, joint ventures, associates, exclusive founds and other related parties

•	Consolidated

		Consolidated
		12/31/2020				12/31/2019
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			3,763,603	3,763,603			2,116,560	2,116,560
Trade receivables (note 6)	(2)	7,686	8	113,482	121,176	39,435	797	130,356	170,588
Dividends receivable (note 9)	(3)		38,088		38,088		44,554		44,554
Other current assets (note 9)			4,413	1,829	6,242			1,830	1,830
		7,686	42,509	3,878,914	3,929,109	39,435	45,351	2,248,746	2,333,532
Noncurrent Assets
Investments	(1)			123,409	123,409			95,719	95,719
Loans (note 9)	(4)	3,375	962,675		966,050	1,874	844,426		846,300
Actuarial asset (note 30)				13,819	13,819			13,714	13,714
Other non-current assets (note 9)	(5)		664,020		664,020		428,672		428,672
		3,375	1,626,695	137,228	1,767,298	1,874	1,273,098	109,433	1,384,405
		11,061	1,669,204	4,016,142	5,696,407	41,309	1,318,449	2,358,179	3,717,937

Liabilities
Current Liabilities
Intercompany Loans (note 13)								25,038	25,038
Trade payables			106,946	9,455	116,401		98,496	142,488	240,984
Accounts payable (note 15)			23,555	2,437	25,992		23,566		23,566
Provision for consumption (note 15)			44,466		44,466		22,497		22,497
			174,967	11,892	186,859		144,559	167,526	312,085
Noncurrent Liabilities
Accounts payable (note 15)			78,083		78,083		88,021		88,021
Actuarial liability(note 30)				79,546	79,546			19,788	19,788
			78,083	79,546	157,629		88,021	19,788	107,809
			253,050	91,438	344,488		232,580	187,314	419,894

		Consolidated
		12/31/2020				12/31/2019
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties	Total
P&L
Sales		104,400	843	1,568,992	1,674,235	75,630		1,047,204	1,122,834
Cost and expenses			(1,036,420)	(104,212)	(1,140,632)	(231,140)	(1,133,142)	(594,676)	(1,958,958)
Financial income (expenses)
Interest (note 28)			19,095	18,421	37,516		43,790	20,499	64,289
Exchange rate variations andmonetary, net								3,586	3,586
Financial investments (note 28)				1,190,489	1,190,489
Other operating income and expenses							(14,939)	(136,004)	(150,943)
		104,400	(1,016,482)	2,673,690	1,761,608	(155,510)	(1,104,291)	340,609	(919,192)

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•	Parent Company

		Parent Company
		12/31/2020				12/31/2019
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Controladas e Coligadas	Joint Venture e Joint Operation	Outras Partes Relacionadas e Fundos exclusivos	Total
Assets
Current Assets
Investments	(1)			3,801,985	3,801,985			2,124,626	2,124,626
Trade receivables (note 6)	(2)	835,489	8	112,222	947,719	814,756		128,867	943,623
Loans (note 9)		53,718			53,718
Dividends receivable (note 9)	(3)	308,009	21,404		329,413	11,164	22,283		33,447
Other current assets (note 9)		3,888		1,829	5,717	12,940	1	1,829	14,770
		1,201,104	21,412	3,916,036	5,138,552	838,860	22,284	2,255,322	3,116,466
Noncurrent Assets
Investments	(1)			123,409	123,409			95,719	95,719
Loans (note 9)	(4)	134,892	872,785		1,007,677	140,519	742,875		883,394
Actuarial asset (note 30)				1,803	1,803
Other non-current assets (note 9)	(5)	236,180	664,020		900,200	246,128	428,672		674,800
		371,072	1,536,805	125,212	2,033,089	386,647	1,171,547	95,719	1,653,913
		1,572,176	1,558,217	4,041,248	7,171,641	1,225,507	1,193,831	2,351,041	4,770,379

Liabilities
Current Liabilities
Intercompany Loans (note 13)	(6)	502,590			502,590	1,549,984		25,038	1,575,022
Trade payables		1,311,358	62,698	9,299	1,383,355	732,809	36,401	141,719	910,929
Accounts payable (note 15)		102,361		2,437	104,798	92,352			92,352
Provision for consumption (note 15)		133,215	12,317		145,532	342,728	22,497		365,225
		2,049,524	75,015	11,736	2,136,275	2,717,873	58,898	166,757	2,943,528
Noncurrent Liabilities
Intercompany Loans (note 13)	(6)	14,567,024			14,567,024	8,612,880			8,612,880
Accounts payable (note 15)		222,834			222,834	318,967			318,967
Actuarial liability(note 30)				79,546	79,546			19,788	19,788
		14,789,858		79,546	14,869,404	8,931,847		19,788	8,951,635
		16,839,382	75,015	91,282	17,005,679	11,649,720	58,898	186,545	11,895,163

		Parent Company
		12/31/2020				12/31/2019
		Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures e Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,144,814		1,569,013	3,713,827	1,789,015		1,047,204	2,836,219
Cost and expenses		(2,326,640)	(359,195)	(95,749)	(2,781,584)	(1,752,820)	(318,652)	(587,156)	(2,658,628)
Financial income (expenses)
Interest (note 28)		(417,366)	29,780	18,066	(369,520)	(318,793)	51,395	19,164	(248,234)
Exclusive funds (note 28)				217	217			1,322	1,322
Financial investments (note 28)				1,190,489	1,190,489
Exchange rate variations andmonetary, net		(3,425,602)			(3,425,602)	(420,668)		3,586	(417,082)
Other operating income and expenses								(136,005)	(136,005)
		(4,024,794)	(329,415)	2,682,036	(1,672,173)	(703,266)	(267,257)	348,115	(622,408)

Consolidated and Parent Company Information:

1.	Financial investments

Investments in Usiminas shares are R $ 3,305,109 (R $ 2,114,620 in December 2019) and cash and cash equivalents with Banco Fibra totaling R $ 458,494 in December 2020 (R $ 1,940 in December 2019) and no current amount R $ 123,409 (R $ 95,719 in December 2019) from Bonds with an average rate of 98% to 115% of the CDI in the consolidated and holds in the parent company through exclusive funds’ investments in government bonds and CDBs in the amount of R $ 38,517 on December 31, 2020 (R $ 8,301 on December 31, 2019).

2.	Trade receivable mainly refers to operations of sales of steel products of the Parent Company to affiliates and companies joint venture and joint-operation.

3.	Dividends receivable from the MRS Logística R $ 38,088 (R$44,554 as of December 31, 2019) in the consolidated and parent company R $ 329,413 (R$33,447 as of December 31, 2019).

4.	Loans (Assets):

Consolidated refers mainly to loan agreements with an average rate of 125.0% to 130.0% of the CDI with Transnordestina Logística SA of R $ 962,675 (R $ 844,426 as of December 31, 2019).

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In the Parent Company it refers to loan agreements with Transnordestina Logística SA of R $ 872,785 and with Ferrovia Transnordestina SA of R $ 112,420 on December 31, 2020 and (R $ 742,875 and R $ 97,351 on December 31, 2019, respectively).

5.	Others (Assets): Advance for future capital increase with subsidiaries of R $ 664,020 with Transnordestina Logística SA (R $ 428,672 on December 31, 2019).

Controlling company

6.	Loans (Liabilities):

Foreign currency: Intercompany contracts in the amount of R $ 15,051,191 (R $ 10,135,358 on December 31, 2019).

National coin: Intercompany contracts in the amount of R $ 18,423 (R $ 52,545 on December 31, 2019).

22.c)	Other unconsolidated related parties

•	CBS Social Security

The Company is its main sponsor, being a non-profit civil society established in July 1960 and whose main objective is the payment of benefits complementary to those of the official social security for the participants. As a sponsor, it maintains transactions for payment of contributions and recognition of actuarial liabilities determined in defined benefit plans.

•	Banco Fibra

Banco Fibra is under the control structure of Vicunha Aços S.A., the major shareholder of the Company and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•	CSN Foundation

The Company develops socially responsible policies concentrated today in the CSN Foundation, of which it is the founder. Transactions between the parties are related to operational and financial support for the Foundation to conduct social projects developed mainly in the locations where it operates.

•	Related Parties under the control of a member of the Company’s Management

The following companies are under the control of a member of the Management, which maintain some minor transactions with the Company:

•	Partifib Projetos Imobiliários Ltda
•	Vicunha Imóveis Ltda.
•	Vicunha Serviços Ltda.
•	Ibis Participações e Serviços Ltda

22.d)	Key management personal

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of December 31, 2020.

		P&L
	12/31/2020	12/31/2019
Short-term benefits for employees and officers	40,522	37,452
Post-employment benefits	111	109
	40,633	37,561

22.e)	Guarantees

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

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	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,478,105	2,428,194	35,496	37,406	3,298	8,702	2,516,899	2,474,302

FTL - Ferrovia Transnordestina	R$	Up to 04/01/2021		43,118						43,118

Cia Metalurgica Prada	R$	Indefinite			196	457	244	235	440	692

CSN Energia	R$	Up to 11/26/2023 and indefinite				3,141	1,920	1,920	1,920	5,061

CSN Mineração	R$	Up to 12/21/2024	846,749	1,184,048					846,749	1,184,048

Estanho de Rondônia	R$	7/15/2022	1,154	1,902					1,154	1,902

Minérios Nacional S.A.	R$	Up to 09/10/2021	1,946	4,544					1,946	4,544

Total in R$			3,327,954	3,661,806	35,692	41,004	5,462	10,857	3,369,108	3,713,667

CSN Inova Ventures	US$	01/28/2028	1,300,000						1,300,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	Up to 04/17/2026	1,525,000	1,958,603					1,525,000	1,958,603

Total in US$			3,825,000	2,958,603					3,825,000	2,958,603

CSN Steel S.L.	EUR			24,000						24,000

Total in EUR				24,000						24,000
Total in R$			19,877,378	12,033,973					19,877,378	12,033,973
			23,205,332	15,695,779	35,692	41,004	5,462	10,857	23,246,486	15,747,640

Accounting Policy

Transactions with related parties were carried out by the Company on terms equivalent to those prevailing in market transactions, observing the price and the usual market conditions. Therefore, these transactions are in conditions that are no less favorable for the Company than those negotiated with third-parties.

Transactions between the Parent and its subsidiaries are eliminated and adjusted to ensure consistency with the practices adopted by the Parent.

The Company’s related parties are subsidiaries, joint ventures, affiliates, shareholders and their related companies and the key personnel of the Company’s management..

23.	SHAREHOLDERS´ EQUITY

23.a)	Paid-in capital

The fully subscribed and paid-in capital on December 31, 2020 R$6,040 million (R$4,540 million on December 31, 2019) is divided into 1,387,524,047 common and book-entry shares, with no par value. Each common share entitles its holder to one vote in the resolutions of the General Meetings.

The Board of Directors, at a meeting held on February 22, 2021, approved the capitalization of part of the income reserve, in the amount of R$1,500 million, without changing the number of shares, increasing the Company’s capital to R$6,040 million

23.b)	Authorized capital

The Company’s bylaws in effect on December 31, 2020 define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors.

23.c)	Legal Reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year pursuant to art. 193 of Law 6.404/76, up to a limit of 20% of the capital stock.

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23.d)	Ownership structure

As of December 31, 2020, the Company’s ownership structure was as follows :

			12/31/2020			12/31/2019
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	679,522,254	48.97%	49.24%	679,522,254	48.97%	49.24%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.22%	58,193,503	4.19%	4.22%
NYSE (ADRs)	248,763,533	17.93%	18.02%	262,206,103	18.90%	19.00%
Other shareholders	393,635,257	28.37%	28.52%	380,192,687	27.40%	27.55%
Outstanding shares	1,380,114,547	99.47%	100.00%	1,380,114,547	99.47%	100.00%
Treasury shares	7,409,500	0.53%		7,409,500	0.53%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

23.e)	Treasury shares

As of December 31, 2020, the position of treasury shares was as follows:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable	22,981,500	7,409,500

As of December 31, 2020, the position of treasury shares was as follows:

Quantity purchased (in units)	Amount paid for the shares	Share price			Share market price as of12/31/2020 (*)

		Minimum	Maximum	Average
7,409,500	R$ 58,264	R$ 4.48	R$ 10.07	R$7.86	R$ 235,993

(*) The average share price on December 31, 2020 was used in the amount of R $ 31.85 per share.

23.f) Policy on investments and payment of interest on net equity and dividends

The Company adopts a profit distribution policy which, in compliance with the provisions of Law No. 6,404 / 76 as amended by Law No. 9,457 / 97, will imply the allocation of all net income to its shareholders, provided that the following priorities are preserved, regardless of its order: (i) business strategy; (ii) compliance with obligations; (iii) making the necessary investments; and (iv) the maintenance of a good financial situation for the Company.

23.g)	Earnings per share

The earnings per share are shown below:

	12/31/2020	12/31/2019
	Common Shares
Profit for the year	3,794,295	1,789,067
Weighted average number of shares	1,380,114,547	1,380,114,547
Basic and diluted earnings (loss) per share	2.74926	1.29632

Accounting Policy

Share Capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the amount raised, net of taxes.

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Earnings/(loss) per share

Basic earnings per share is calculated using the net income for the year attributable to the Company’s controlling shareholders and the weighted average number of outstanding common shares in the respective period. Diluted earnings per share is calculated using the aforementioned average of outstanding shares, adjusted by instruments potentially convertible into shares, with a dilutive effect, in the periods presented. The Company does not have potential instruments convertible into shares and, consequently, the diluted and basic earnings per share are the same.

Treasury shares

When the Company purchases shares of the capital stock of the Company itself (treasury shares), the amount paid, including any directly attributable additional costs (net of income tax), is deducted from the shareholders’ equity attributable to the shareholders of the Company until the shares are canceled or reissued. When such shares are subsequently reissued, any amounts received, net of any directly attributable additional transaction costs and the respective income tax and social contribution effects, are included in the shareholders’ equity attributable to the Company’s shareholders.

Result per share

Basic and diluted earnings / loss per share was calculated based on the profit attributable to CSN’s controlling shareholders divided by the weighted average number of common shares outstanding during the period, excluding common shares purchased and held as treasury shares. The Company does not hold potentially dilutable common shares in circulation that could result in the dilution of earnings per share.

Non-controlling interest and transactions

The Company considers transactions with non-controlling interests as transactions with owners of the Company’s assets. For non-controlling interests, the difference between any consideration paid and the acquired portion of the carrying amount of the subsidiary's net assets is recorded in the shareholders' equity. Gains or losses on disposals for non-controlling interests are also recorded directly in shareholders' equity.

When the Company ceases to have control, any interest held in the entity is remeasured at fair value, with the change in book value recognized in the income statement. The fair value is the initial carrying amount for the subsequent accounting of the retained interest in an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income related to that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to income.

24.	Shareholders' Compensation

The Company’s Bylaws provide for the distribution of minimum dividends of 25% of the adjusted net income in accordance with the law, to the holders of their shares.

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act. The profit destination for 2020 is shown below:

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Allocation of profit
12/31/2020
Profit for the year	3,794,295
Capital reserve	(189,715)
Profit for allocation	3,604,580

Proposed destination:
Mandatory minimum dividends	(901,145)
Statutory reserve	(2,703,435)
(3,604,580)

Weighted average number of shares	1,380,114,547
Dividends for share	0.652949

In current liabilities
Balance of dividends payable as December 31, 2019	13,252
Dividends paid in year	(12,414)
Proposed dividends in 2020 exercise	901,145
Balance of dividends payable as December 31, 2020	901,983

At the Annual General Meeting (AGM), the proposal for the allocation of profit presented in the financial statements will likely be approved.

Accounting Policy

In accordance with article 33 of the Company’s Bylaws, at least 25% of the net income for the year, adjusted under the terms of article 202 of Law No. 6,404 / 76, will be distributed as dividends in each fiscal year, which will be reflected in current liabilities. In addition, the Board of Directors may pay interest on net equity by allocating the amount of interest paid or credited to the minimum mandatory dividend mentioned above. If the Company reports a dividend higher than the mandatory minimum in the allocation proposal, this amount is highlighted in a specific account in shareholders’ equity under “Proposed Additional Dividend”. At the Annual Shareholders’ Meeting (AGM), the resolution on the proposal for allocation in the financial statement will be made.

25.	NET REVENUE FROM SALES

Net sales revenue is as follows:

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Gross revenue
Domestic market	16,652,801	14,220,420	16,078,411	13,621,367
Foreign market	17,396,259	14,663,297	1,790,735	1,187,744
	34,049,060	28,883,717	17,869,146	14,809,111
Deductions
Sales returns, discounts and rebates	(248,821)	(325,794)	(232,953)	(312,182)
Taxes on sales	(3,736,219)	(3,121,506)	(3,451,784)	(2,895,523)
	(3,985,040)	(3,447,300)	(3,684,737)	(3,207,705)
Net revenue	30,064,020	25,436,417	14,184,409	11,601,406

Accounting Policy

As of January 1, 2018, IFRS15 / CPC 47 was adopted by the Company and recognizes its revenues as soon as all of the conditions below are met:

•	Identification of the contract for the sale of goods or provision of services;
•	Identification of performance obligations;

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•	Determination of the contract value;
•	Determinations of the amount allocated to each of the performance obligations included in the contract; and
•	Revenue recognition over time or when performance obligations are completed.

The Company’s operating revenues are generated through the production and sale of steel, ore and cement products, freight services in the case of product exports, railway and port logistics services and the sale of energy, in the normal course of activities it is measured by fair value of the consideration that the entity expects to receive in return for delivering the promised good or service to the customer.

Recognition of revenue occurs when or as the entity satisfies a performance obligation when transferring the good or service to the customer, and the performance obligation is understood as an enforceable promise in a contract with a customer for the transfer a good / service or a series of goods or services.

If it is probably that discounts will be granted and the value can be measured reliably, then the discount is recognized as a reduction in operating revenue as the sales are recognized.

Export freight services in CFR modalities ( Cost and Freight ) and CIF ( Cost, Insurance and Freight ), where the Company is responsible for the freight service, are considered separate services and, therefore, a separate obligation, having their allocation apart from the transaction price and with recognition in the result according to the effective provision of the service over time. Such revenue allocated to freight does not significantly affect the Company’s results for the year and, therefore, it is not presented separately in the financial statements. For other services provided, revenue is recognized based on its realization.

26.	EXPENSES BY NATURE

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Raw materials and inputs	(6,928,517)	(7,287,933)	(6,912,695)	(6,733,006)
Labor cost	(3,187,428)	(2,807,280)	(1,356,492)	(1,345,202)
Supplies	(2,150,452)	(1,981,547)	(1,524,099)	(1,446,707)
Maintenance cost (services and materials)	(1,340,255)	(1,340,135)	(491,487)	(629,786)
Outsourcing services	(2,217,657)	(2,392,626)	(889,201)	(693,704)
Freight	(216,506)	(334,509)	(32,655)	(246,957)
Distribution freight	(1,421,079)	(1,787,979)	(363,138)	(254,408)
Depreciation, amortization and depletion	(2,421,458)	(1,421,704)	(876,064)	(701,370)
Others	(1,750,424)	(763,421)	(211,062)	(34,034)
	(21,633,776)	(20,117,134)	(12,656,893)	(12,085,174)
Classified as:
Cost of sales	(19,124,901)	(17,263,264)	(11,755,186)	(11,285,668)
Selling expenses	(2,004,417)	(2,342,805)	(676,518)	(542,393)
General and administrative expenses	(504,458)	(511,065)	(225,189)	(257,113)
	(21,633,776)	(20,117,134)	(12,656,893)	(12,085,174)

The depreciation, amortization and depletion additions for the period were distributed as follows.

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Production costs (1)	(2,374,046)	(1,385,306)	(851,363)	(677,454)
Selling expenses	(13,978)	(11,539)	(11,772)	(10,052)
General and administrative expenses	(33,434)	(24,859)	(12,929)	(13,864)
	(2,421,458)	(1,421,704)	(876,064)	(701,370)
Other operational (2)	(95,270)	(97,627)	(10,455)	(16,033)
	(2,516,728)	(1,519,331)	(886,519)	(717,403)

(1) The Company’s iron ore extraction in 2020 started using dry waste filtering and stacking in 100% of its production process. As a normal consequence of the operation, the use of dams has become obsolete, and consequently, the assets of dams reached the end of their useful lives on December 31, 2020. As a result of the technical and functional obsolescence of the dams, the book balance of these assets in their entirety, (R $ 515,491), was fully depreciated in 2020 and appropriated to the cost of production.

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The cost of production includes PIS and COFINS credits on lease agreements on December 31, 2020, in the amount of R $ 5,335 in the consolidated and R $ 2,036 in the parent company.

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT Client Portfolio, see note 27.

27.	OTHER OPERATING INCOME AND EXPENSES

	Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Other operating income
Receivables by indemnity (1)	245,945	56,180	244,437	15,568
Rentals and leases	9,096	9,462	8,703	9,044
Dividends received	1,197	32,747	575	32,102
PIS, COFINS and INSS to compensate (2)	120,452	123,677	97,154	123,677
Contractual fines	4,783	4,486	2,821	3,403
Actuarial pension plan	55,695	47,151	47,368	40,239
Updated shares – Fair Value through profit or loss (VJR)(Note 14II)	12,579		12,579
Contractual agreement (5)		131,817		131,817
Other revenues	32,747	98,250	10,166	70,749
	482,494	503,770	423,803	426,599
	-	-	-	-
Other operating expenses
Taxes and fees	(46,338)	(95,873)	(33,337)	(65,079)
Expenses with environmental liabilities, net	16,151	(82,669)	(1,162)	(1,300)
Write-off/(Provision) of judicial lawsuits	(130,869)	(19,685)	(108,539)	14,714
Contractual fines		(106,926)		(106,894)
Depreciation of equipment paralyzed and amortization of intangible assets (note 26)	(95,270)	(97,627)	(10,455)	(16,033)
Write- off of PP&E and intangible assets (note 10, 11 and 12)	(13,130)	(114,603)	(4,560)	(90,001)
Estimated (Loss)/reversal in inventories	(179,012)	(136,827)	(84,208)	(42,496)
Idleness in stocks and paralyzed equipment (3)	(303,975)	(546,968)	(85,508)	(540,700)
Studies and project engineering expenses	(27,137)	(26,171)	(15,503)	(23,517)
Research and development expenses	(620)	(1,741)	(620)	(1,741)
Healthcare plan expenses	(117,193)	(119,560)	(116,529)	(119,025)
Cash flow hedge realized (Note 14 b)(4)	(1,951,035)	(790,353)	(1,667,886)	(790,353)
Updated shares – Fair value through profit or loss (Note 14II)		(118,780)		(118,780)
Other expenses	(421,628)	(149,068)	(285,729)	(83,021)
	(3,270,056)	(2,406,851)	(2,414,036)	(1,984,226)
Other operating income (expenses), net	(2,787,562)	(1,903,081)	(1,990,233)	(1,557,627)

1.	In June 2020, the Company received R $ 84,435 of indemnity after a court decision, of which R $ 58,785 for rent arrears arising from one of its investment properties and R $ 25,650 relating to an action for the collection of insurance for material damage caused by contractor in the construction of the long steel plant. Additionally, in June, the principal amount was recognized in the amount of R $ 147,612 of receivables for indemnity (see note 9).

2.	In 2020, consist of the recovery of INSS credit on benefits granted to employees that should not be considered in the contribution calculation basis. In 2019, this is the exclusion of ICMS from the PIS and COFINS calculation basis.

3.	Refers to the idle capacity arisen from production volumes lower than normal it was generated from the refurbishment of the blast furnace No.3 and in the iron ore mining operation due to delays in the release of environmental licenses, which postponed the start of new ore mining fronts, as well as new dry tailing processes still in ramp-up stage.

4.	As of December 31, 2020, foreign exchange cash flow hedge was realized and reclassified from Other Comprehensive Income to Other Operating Expenses (R$1,667,886), as well as cash flow hedge of PLATTS index (R$283,149), totaling R$1,951,035 of hedge realization in the year. See note 14.

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28.	FINANCIAL INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Financial income
Related parties (note 22 b)	51.124	79.228	55.118	76.739
Income from financial investments	58.061	93.471	40.865	56.210
Updated shares – Fair value through profit or loss (Note 14 II) (1)	1.190.489	-	1.190.489	-
Other income (2)	503.054	206.343	490.349	131.580
	1.802.728	379.042	1.776.821	264.529
Financial expenses
Borrowings and financing - foreign currency (note 13 b)	(1.600.973)	(1.128.520)	(234.821)	(286.348)
Borrowings and financing - local currency (note 13 b)	(401.079)	(867.785)	(353.508)	(766.863)
Related parties	(13.608)	(14.939)	(424.421)	(323.651)
Lease liabilities	(50.804)	(49.118)	(3.688)	(4.521)
Capitalised interest (notes 11 and 33)	92.506	117.189	29.612	27.961
Interest and fines	(290.673)	(158.794)	(147.489)	(150.510)
(-) Adjustment present value of trade payables	(139.566)	-	(95.280)	-
Commission, bank fees, Guarantee and bank fees	(162.085)	(217.784)	(140.917)	(170.407)
PIS/COFINS over financial income	(39.149)	(25.176)	(28.125)	(15.341)
Other financial expenses	(270.764)	(217.864)	(54.026)	(46.295)
	(2.876.195)	(2.562.791)	(1.452.663)	(1.735.975)
Others financial items, net
Foreign exchange and monetary variation, net	392.971	47.579	1.021.970	100.041
Gains and (losses) on exchange derivatives (*)	(115.815)	4.986	(106.143)	4.203
	277.156	52.565	915.827	104.244
	(2.599.039)	(2.510.226)	(536.836)	(1.631.731)

Financial income (expenses), net	(796.311)	(2.131.184)	1.239.985	(1.367.202)

(*) Statement of gains and (losses) on derivative transactions (note 14)
Exchange rate swap Dollar x Euro	(9.070)	783
Exchange rate swap GBP x Euro	(602)
Exchange rate swap CDI x Dollar	(106.143)	4.203	(106.143)	4.203
	(115.815)	4.986	(106.143)	4.203

(1)	It refers to the appreciation of Usiminas’ shares in the amount of R$1,190,489 as of December31, 2020. As of December 31, 2019, Usiminas’ shares were reclassified to financial investments and their pricing fluctuation started to be recognized in the financial result.

(2)	It mainly refers to the recognition of the exclusion of ICMS in the PIS and COFINS calculation base in the amount of R $ 81,758 on December 31, 2020 (R $ 160,609 on December 31, 2019) in the Consolidated and in the Parent Company R $ 79,624 and R $ 160,609 respectively, and updating in the amount of R $ 369,571 of receivables for indemnity (see note 9).

29.	SEGMENT INFORMATION

According to the Company’s structure, the businesses are distributed and managed in five operating segments as follows:

• Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

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Overseas, Lusosider, which is based in Portugal, produces cold rolled steel and galvanized steel. CSN LLC in the U.S.A. meets local market needs, import and export of steel products. In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction.

In January 2014 the production of long steel products started in Brazil and consolidates the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

• Mining

This segment encompasses the activities of iron ore and tin mining.

The high-quality iron ore operations are located in the Iron Quadrilateral in Minas Gerais, which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining of the Group activities from December 2015. In this context, the new company, currently named CSN Mineração S.A., holds the TECAR arraignment, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015. CSN still owns 100% of Minérios Nacional which includes the mines of Fernandinho (operational), Cayman and Pedras Pretas (mineral resources), all located in Minas Gerais.

Moreover, CSN controls the Estanho de Rondônia S.A., a company with mining units and tin casting, in the state of Rondônia.

• Logistics

i. Railway

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A., which has the concession to operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, in the southeast region, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas. Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro.

b) TLSA and FTL

TLSA and FTL hold the concession for the former Malha Nordeste by RFFSA. The northeastern railway system covers 4,238 km of railway network divided into two sections: i) Mesh I, which integrates the sections of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau - and Propriá - Jorge Lins (Mesh I); and ii) Malha II, which includes the sections of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém.

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In addition, it connects to the main ports in the region, thereby offering an important competitive advantage through opportunities for combined transport solutions and tailor-made logistics projects.

ii. Port

The port logistics segment consolidates the terminal’s operation from Sepetiba built after the port modernization law (Law 8.630/1993) that allowed the transfer of port activities to the private sector. The Sepetiba terminal has a complete infrastructure to meet all the needs of exporters, importers and shipowners. Its installed capacity exceeds that of most Brazilian terminals. It has cribs and a large storage area, as well as the most modern and adequate equipment, systems and intermodal connections.

The Company’s constant investment in terminal projects consolidates the Itaguaí Port Complex as one of the most modern in the country.

•	Energy

CSN is one of the largest industrial consumers of electric energy in Brazil. As energy is fundamental in its production process, the Company invests in electricity generation assets to guarantee its self-sufficiency. These assets are: Itá Hydroelectric Plant, located in the State of Santa Catarina, with a capacity of 1,450 MW, in which CSN participates with 29.5%; Igarapava Hydroelectric Plant, located in Minas Gerais, with a capacity of 210 MW, in which CSN holds 17.9% of the capital; and 238 MW thermoelectric cogeneration plant, in operation at the Presidente Vargas Steelworks since 1999, which uses waste gas from the steel production itself as fuel.

•	Cement

The Cement segment consolidates the production, sale and distribution of cement using slag that is produced by the blast furnaces of the Presidente Vargas Steelworks, in Volta Redonda / RJ.

The clinker production is located in Arcos / MG, using limestone from its own mine and also two cement mills in addition to the mills that already operate in Volta Redonda / RJ.

The information presented to Management regarding the performance of each segment is generally derived directly from accounting records combined with some intercompany allocations.

•	Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•	Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the joint ventures as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the "Corporate expenses/elimination" column.

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								12/31/2020
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020
Cost of sales and services (note 26)	(14,170,692)	(5,531,763)	(187,860)	(1,094,130)	(128,227)	(647,132)	2,634,903	(19,124,901)
Gross profit	2,432,203	7,151,468	68,511	395,517	44,632	211,060	635,728	10,939,119
General and administrative expenses (note 26)	(922,862)	(179,806)	(21,949)	(114,970)	(30,243)	(88,232)	(1,150,813)	(2,508,875)
Other operating (income) expenses, net (note 27)	(392,061)	(665,881)	(5,420)	52,569	(2,967)	(44,893)	(1,728,909)	(2,787,562)
Equity in results of affiliated companies (note 10)	-	-	-	-	-	-	71,755	71,755
Operating result before Financial Income and Taxes	1,117,280	6,305,781	41,142	333,116	11,422	77,935	(2,172,239)	5,714,437

Sales by geographic area
Asia		7,461,791					1,144,614	8,606,405
North America	922,299							922,299
Latin America	327,900					995		328,895
Europe	3,627,011	3,688,851						7,315,862
Others	4,346							4,346
Foreign market	4,881,556	11,150,642				995	1,144,614	17,177,807
Domestic market	11,721,339	1,532,589	256,371	1,489,647	172,859	857,197	(3,143,789)	12,886,213
Total	16,602,895	12,683,231	256,371	1,489,647	172,859	858,192	(1,999,175)	30,064,020

								12/31/2019
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenue (note 25)	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417
Cost of sales and services (note 26)	(12,962,861)	(4,396,247)	(173,344)	(1,030,210)	(266,754)	(607,719)	2,173,871	(17,263,264)
Gross profit	986,171	5,631,402	67,107	291,145	58,589	(36,914)	1,175,653	8,173,153
General and administrative expenses (note 26)	(834,977)	(186,189)	(34,560)	(109,770)	(29,034)	(91,466)	(1,567,874)	(2,853,870)
Other operating (income) expenses, net (note 27)	(1,055,190)	(218,009)	(3,860)	147,155	(1,486)	(40,630)	(731,061)	(1,903,081)
Equity in results of affiliated companies (note 10)							125,715	125,715
Operating result before Financial Income and Taxes	(903,996)	5,227,204	28,687	328,530	28,069	(169,010)	(997,567)	3,541,917

Sales by geographic area
Asia	2,980	6,742,946					1,463,870	8,209,796
North America	767,977							767,977
Latin America	169,036							169,036
Europe	2,978,994	2,357,867						5,336,861
Others	2,046							2,046
Foreign market	3,921,033	9,100,813					1,463,870	14,485,716
Domestic market	10,027,999	926,836	240,451	1,321,355	325,343	570,805	(2,462,088)	10,950,701
Total	13,949,032	10,027,649	240,451	1,321,355	325,343	570,805	(998,218)	25,436,417

Accounting Policy

An operating segment is a component of the Company committed to business activities, from which it can earn revenue and incur expenses, including income and expenses related to transactions with any other components of the Company. All operating results of operating segments are regularly reviewed by CSN’s Executive Board to make decisions about the resources to be allocated to the segment and to evaluate its performance, and for which different financial information is available.

30.	EMPLOYEE BENEFITS

The pension plans granted cover substantially all employees. The plans are managed by Caixa Beneficente dos Empregados de CSN (“CBS”), a private, non-profit pension fund established in July 1960, which has as members (and former employees) who have joined the fund. through a membership agreement, in addition to CBS employees themselves. The CBS Executive Board is made up of a president and two directors, all appointed by CSN, the main sponsor of CBS. The Deliberative Council is the decision-making and superior guidance body of CBS, composed of the president and ten members, six of them chosen by CSN and four of them elected by the participants.

Until December 1995, CBS Previdência managed two defined benefit plans based on years of service, salary and social security benefits. On December 27, 1995, the then Supplementary Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective as of that date, called the Supplementary Benefit Mixed Plan (“Mixed Plan”), structured under the form of a variable contribution plan, which has been closed to new members since September 2013. As of that date, all new employees must join the CBSPrev Plan, structured in the form of defined contribution, also created in September 2013.

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The CBS guarantee funds are mainly invested in repo operations (backed by federal government bonds), federal government bonds indexed to inflation, stocks, loans and real estate. As of December 31, 2020, CBS held 4,450,652 CSN common shares (1,870,652 as of December 31, 2019). The entity’s total guarantee resources totaled R $ 5.7 billion on December 31, 2020 (R $ 5.5 billion on December 31, 2019). CBS fund managers seek to combine plan assets with long-term benefit obligations to be paid. Pension funds in Brazil are subject to certain restrictions related to their ability to invest in foreign assets and, consequently, the funds invest primarily in securities in Brazil.

Guarantee Funds are considered to be the available and investment assets of the Benefit Plans, not including the amounts of debts contracted with sponsors.

For defined benefit plans, called “35% of Average Salary” and “Supplementary Average Salary Plan”, the Company maintains a financial guarantee with CBS Previdência, the entity that manages the aforementioned plans, in order to maintain the financial balance and actuarial, should any future actuarial loss or actuarial gain occur.

In compliance with current legislation, specific to the pension fund market, for the last 4 years ended (2017, 2018, 2019 and 2020), there was no need to pay installments by CSN, since the benefit plans defined actuarial gains in the year.

30.a)	Description of pension plans

Plan of 35% of the average salary

This plan started on February 1, 1966 and is a defined benefit plan, the purpose of which is to pay retirement benefits (length of service, special, disability or old age) for life, equivalent to 35% of the adjusted average of the last 12 salaries of the participant. The plan also guarantees the payment of sickness benefit to the participant licensed by the Official Social Security and also guarantees the payment of savings, death and monetary assistance. This plan was deactivated on October 31, 1977, when the plan to supplement the average salary came into effect.

Average salary supplementation plan

This plan started on November 1, 1977 and is a defined benefit plan. Its objective is to complement the difference between the corrected average of the last 12 wages of the participant and the benefit of the Official Social Security for retirements, also for life. As with the 35% plan, there is coverage for sickness benefit, death benefit and pension benefits. This plan was deactivated on December 26, 1995, with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

Started on December 27, 1995, it is a variable contribution plan. In addition to the programmed retirement benefit, payment of risk benefits (active pension, disability and sickness / accident benefits) is also provided. In this plan, the retirement benefit is calculated based on what was accumulated by the monthly contributions of the participants and the sponsors, as well as the option of each participant in the form of receiving the same, which can be for life (with or without continuity of pension for death) or by a percentage applied to the balance of the benefit-generating fund (loss for an indefinite period). After retirement, the plan will have the characteristic of a defined benefit plan, if the participant has opted to receive his benefit in the form of lifetime monthly income. This plan was deactivated on September 16, 2013, when the CBSPrev plan came into effect.

CBS Prev Plan

On September 16, 2013, the new CBSPrev pension plan began, which is a defined contribution plan. In this plan, the retirement benefit is determined based on what has been accumulated by the monthly contributions of participants and sponsors. The option of each participant to receive it can be: (a) receive a part in cash (up to 25%) and the remaining balance, through monthly income for a percentage applied to the benefit generating fund, not being applicable to death pension benefits, (b) receive only monthly income for a percentage applied to the benefit generating fund.

With the creation of the CBSPrev plan, the Mixed Supplementary Benefit Plan was deactivated for the entry of new participants as of September 16, 2013.

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CBSPREV Namisa Plan

It is a Defined Contribution plan with risk benefits during the activity (projection of the balances in case of disability or death and sickness / accident benefits). It has been in operation since January 6, 2012, when it was created to serve exclusively the employees of Nacional Minérios S / A. After the corporate reorganization, which took place in 2016, other Sponsors joined this Plan, among them, CSN Mineração SA

In this plan, all benefits offered are calculated based on what has been accumulated by the monthly contributions of participants and sponsors, and are paid through a percentage applied to the balance of the benefit generating fund. The CBSPREV Namisa Plan has been closed to the entry of new participants since July 2017 and in 2020 the plan’s extinction process was finalized due to the total withdrawal of sponsorship.

30.b)	Investment policy

The investment policy establishes the principles and guidelines that should govern the investment of resources entrusted to the entity, with the objective of promoting the security, liquidity and profitability necessary to ensure the balance between the plan’s assets and liabilities, based on the ALM study ( Asset Liability Management ), which takes into account the benefits of the participants and beneficiaries of each plan.

The investment plan is reviewed annually and approved by the Deliberative Council, considering a 5-year horizon, as established by CGPC resolution no. 7, of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 4,661 / 18, published by the National Monetary Council (“CMN”).

30.c)	Employee benefits

The actuarial calculations are updated, at the end of each year, by external actuaries and presented in the financial statements in accordance with CPC 33 (R1) - Employee benefits and IAS 19 - Employee Benefits .

	Consolidated
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(13,819)	(13,714)	79,546	19,788
Post-employment healthcare benefits	-	-	678,880	892,396
	(13,819)	(13,714)	758,426	912,184

	Parent Company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
	Actuarial asset		Actuarial liabilities
Benefits of pension plans	(1,803)		7,743	6,054
Post-employment healthcare benefits			750,683	892,396
	(1,803)		758,426	898,450

The reconciliation of assets and liabilities of employee benefits is presented below:

		Consolidated
	12/31/2020	12/31/2019
Present value of defined benefit obligation	3,645,822	3,581,460
Fair value of plan assets	(3,766,194)	(3,894,488)
Deficit(Surplus)	(120,372)	(313,028)
Restriction to actuarial assets due to recovery limitation	186,099	319,102
Liabilities (Assets), net	65,727	6,074
Liabilities	79,546	19,788
Assets	(13,819)	(13,714)
Net (assets) recognized in the balance sheet	65,727	6,074

The change in the present value of the defined benefit obligation is shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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		Consolidated
	12/31/2020	12/31/2019
Present value of obligations at the beginning of the year	3,581,460	3,087,433
Cost of service	968	1,093
Interest cost	236,551	283,487
Participant contributions made in the period	1,998	2,126
Benefits paid	(278,960)	(269,995)
Actuarial loss/(gain)	103,805	477,316
Present value of obligations at the end of the year	3,645,822	3,581,460

The change in the fair value of the plan’s assets is shown below:

		Consolidated
	12/31/2020	12/31/2019
Fair value of plan assets at the beginning of the year	(3,894,488)	(3,403,906)
Interest income	(257,946)	(314,102)
Benefits Paid	278,960	269,995
Participant contributions made in the period	(1,998)	(2,127)
Return on plan assets (less interest income)	109,279	(444,348)
Fair value of plan assets at the end of the year	(3,766,193)	(3,894,488)

The composition of the amounts recognized in the income statement is shown below:

		Consolidated
	12/31/2020	12/31/2019
Cost of current service	968	1,093
Interest cost	236,551	283,487
Expected return on plan assets	(257,946)	(314,102)
Interest on the asset ceiling effect	21,737	21,502
Total costs / (income), net	1,310	(8,020)

The (cost) / revenue is recognized in the income statement under other operating expenses.

The movement of actuarial gains and losses is shown below:

		Consolidated
	12/31/2020	12/31/2019
Actuarial losses and (gains)	103,805	477,316
Return on plan assets (less interest income)	109,279	(444,348)
Change in the asset’s limit (excluding interest income)	(154,741)	73,039
Total cost of actuarial losses and (gains)	58,343	106,007

The breakdown of actuarial gains and losses is shown below:

		Consolidated
	12/31/2020	12/31/2019
Loss due to change in demographic assumptions	67,930	-
Loss due to change in financial assumptions	(30,454)	472,715
Loss due to experience adjustments	66,329	4,601
Return on plan assets (less interest income)	109,279	(444,348)
Change in the asset’s limit (excluding interest income)	(154,741)	73,039
Actuarial losses and (gains)	58,343	106,007

The main actuarial assumptions used were as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	12/31/2020	12/31/2019
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Nominal discount rate	Millennium Plan: 6.95% Plan 35%: 6.24% Supplementation : 6.44%	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%

Inflation rate	3.32%	3.61%
Nominal salary increase rate	4.35%	4.65%
Nominal benefit increase rate	3.32%	3.61%
Rate of return on investments	Millennium Plan: 6.95% Plan 35%: 6.24% Supplementation : 6.44%	Millennium Plan: 6.98% Plan 35%: 6.75% Supplementation: 6.81%

General mortality table	Millennium Plan: AT-2012 segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender	Millennium Plan: AT-2000 smoothed down by 10% segregated by gender Plan 35%: AT-2000 Male aggravated by 15% Supplementation: AT-2000 aggravated by 10% segregated by gender
Disability table	35% Plan Light Medium. Millenium Plan: Prudential (-10% )Supplementation: not applicable	35% Plan and Supplementation: Light Medium. Millenium Plan: Prudential (Ferr. Retirement)
Disability mortality table	Millenium Plan: AT-71 35% Plan : MI-2006 -10% M&F Supplementation: Winklevoss -10%	Winklevoss - 1%
Turnover table	Millenium plan 5% per annum, zero for plans 35% and Supplementation	Millenium plan 5% per annum, zero for plans 35% and Supplementation
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions regarding the mortality table are based on published statistics and mortality tables. These tables translate into an average life expectancy in years for employees aged 65 and 40:

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Longevity at age of 65 for current participants	12/31/2020	12/31/2019	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Male	18.38	18.38	18.75	18.75	21.47	20.45
Female	18.38	18.38	21.41	21.41	23.34	23.02

Longevity at age of 40 for current participants
Male	40.15	40.15	40.60	40.60	44.07	42.70
Female	40.15	40.15	44.41	44.41	46.68	46.28

Allocation of plan assets:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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		12/31/2020		12/31/2019
Variable income	54,285	1.44%	25,236	0.65%
Fixed income	3,438,735	91.31%	3,607,398	92.63%
Real estate	182,145	4.84%	183,098	4.70%
Others	91,028	2.42%	78,756	2.02%
Total	3,766,193	100.00%	3,894,488	100.00%

The assets invested in variable income are mainly invested in CSN shares.

Fixed income assets are mainly composed of debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings valued by a specialized asset appraisal company. There are no assets in use by CSN and its subsidiaries.

For the pension plan, the expense in 2020 was R $ 41,050 (R $ 40,644 on December 31, 2019).

30.d)	Expected contributions

There are no expected contributions that will be paid to the defined benefit plans 35% and Supplementation in 2021.

For the mixed supplementary benefit plan, the expected contributions in the amount of R $ 21,563 will be paid in 2021 for the defined contribution portion and R $ 1,322 for the defined benefit portion (risk benefits).

30.e)	Sensitivity analysis

The quantitative sensitivity analysis in relation to significant assumptions, for pension plans on December 31, 2020 is shown below:

						12/31/2020
	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	(1,005)	1,084	(5,507)	5,954	(4,758)	5,309
Effect on present value of obligations	(16,114)	17,381	(85,515)	92,456	(68,287)	76,188

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					191	(181)
Effect on present value of obligations					1,079	(1,030)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	120	(120)	623	(623)	430	(430)
Effect on present value of obligations	1,928	(1,928)	9,669	(9,669)	5,975	(5,975)

Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year	+1 year	- 1 year	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	850	(839)	4,382	(4,362)	1,562	(1,541)
Effect on present value of obligations	13,626	(13,455)	68,039	(67,726)	22,603	(22,306)

Following are the expected benefits for future years for defined benefit plans:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Forecast payments
Year 1	281,314
Year 2	272,801
Year 3	266,342
Year 4	259,595
Year 5	252,578
Next 5 years	1,137,146
Total forecast payments	2,469,776

30.f)	Post-Employment Health Plan

It refers to the health plan created on December 1, 1996 exclusively to cover former retired employees, pensioners, amnesties, ex-combatants, widows of labor accident victims and retirees until March 20, 1997 and their respective legal dependents. Since then, the health plan has not allowed the inclusion of new beneficiaries. The Plan is sponsored by CSN.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2020	12/31/2019
Present value of obligations	678,880	892,396
Liabilities	678,880	892,396

The reconciliation of health benefit liabilities is presented below:

	12/31/2020	12/31/2019
Actuarial liability at the beginning of the year	892,396	897,137
Expenses recognized in income for the year	57,731	69,907
Sponsor’s contributions transferred in prior year	(81,340)	(82,081)
Recognition of actuarial loss/(gain)	(189,907)	7,433
Actuarial liability at the end of the year	678,880	892,396

The actuarial gains and losses recognized in equity are shown below:

	12/31/2020	12/31/2019
Gain/(loss) recognized in shareholders' equity	(189,907)	7,433

Below is the weighted average life expectancy based on the mortality table used to determine the actuarial obligations:

	12/31/2020	12/31/2019
Longevity at age of 65 for current participants
Male	20.24	20.24
Female	20.24	20.24

Longevity at age of 40 for current participants
Male	42.74	42.74
Female	42.74	42.74

The actuarial assumptions used to calculate post-employment health benefits were:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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	12/31/2020	12/31/2019
Biometric and Demographic
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender

Financial
Actuarial nominal discount rate	6.53%	6.78%
Inflation	3.32%	3.61%
Real increase in medical costs based on age (Aging Factor)	0,5% - 3,00% real per year	0,5% - 3,00% real per year
Nominal increase medical costs growth rate	4.10%	6.98%
Average medical cost (Claim cost)	913.00	1,319.36

30.g)	Sensitivity analysis

The quantitative sensitivity analysis for significant assumptions for the post-employment health benefit as of December 31, 2020 is shown below:

		12/31/2020
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	1,216	(1,339)
Effect on present value of obligations	(30,300)	33,447

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	4,749	(3,978)
Effect on present value of obligations	72,688	(60,887)

	Assumption: Benefit adjustment
Sensitivity level	+1 year	- 1 year
Effect on current service cost and on interest on actuarial obligations	3,123	(2,925)
Effect on present value of obligations	47,797	(44,768)

Following are the expected benefits for future exercises for post-employment health benefit plans:

Forecast benefit payments
Year 1	60,143
Year 2	58,312
Year 3	56,323
Year 4	54,177
Year 5	51,892
Next 5 years	221,734
Total forecast payments	502,581

Accounting Policy

Employee benefits - long term

A defined contribution plan is a post-employment benefit plan under which the Company pays contributions to CBS, obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the income statement during the periods during which they are paid. services are provided by employees. In this modality, the Company will have no legal or constructive obligation to pay additional amounts, as the risks fall on employees.

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In the defined benefit plan, obligations are assessed annually by independent actuaries, the unit credit method is used in the calculation, the assumptions for the calculation include biometric, demographic, financial and economic assumptions. The discount rate is applied to define the present value of the defined benefit obligations, the fair value of the assets is also determined. The amount recognized in the Company’s balance sheet is the net of obligations after the discount rate less the fair value of the assets.

When the calculation results in a benefit to the Company, the asset to be recognized is limited to the total of any past unrecognized service costs and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future plan contributions . Actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. In the event of extinction of the plan, the accumulated actuarial gains and losses are recorded in income.

Short-term employee benefits

Payments of benefits such as salary or vacation, as well as the respective labor charges on these benefits are recognized monthly in the income statement, respecting the accrual basis.

Employees ‘profit sharing and executives’ variable remuneration are linked to the achievement of operational and financial goals. The Company recognizes a liability and an expense substantially when these goals are achieved by allocating them to the cost of production or operating expenses.

31.	COMMITMENTS

31.a)	Take-or-pay contracts

As of December 31, 2020, and 2019, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period
Type of service	2019	2020	2021	2022	2023	After 2023	Total	Total

Transportation of iron ore, coal, coke, steel products, cement and mining products.	1,555,398	946,865	1,195,158	1,195,508	1,195,508	3,476,220	7,062,394	7,062,394
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	959,362	1,044,380	674,378	28,530	24,779	191,284	918,971	918,971
Processing of slag generated during pig iron and steel production.	56,024	75,863	13,240	9,298	2,652	0	25,190	25,190
Manufacturing, repair, recovery and production of ingot casting machine units.	5,930	7,674	480	0	0	0	480	480
Oil Storage and Handling	0	1,900	1,608	1,608	1,608	402	5,226	5,226
Labor and consultancy services	27,002	32,279	28,428	27,380	27,380	191,657	274,845	274,845
	2,603,716	2,108,961	1,913,292	1,262,324	1,251,927	3,859,563	8,287,106	8,287,106

31.b)	Projects and other commitments

• Transnordestina project

The Transnordestina project corresponds to the rail network II of the Northeast Railway System, includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts an evolution of 54% progress which was expected to completion for 2017, completion period currently under discussion with the responsible agencies.

The Company expects that the investments will allow Transnordestina Logística SA (“TLSA”), the concessionaire that owns the Transnordestina Project, to transport various products, such as iron ore, limestone, soybeans, cotton, sugar cane, fertilizers, oil and fuels. The concession period ends in 2057 and may be terminated before that period if the concessionaire reaches the minimum return agreed with the Government. TLSA has obtained the environmental authorizations required and implementation is advanced in certain regions.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste / FNE and BNDES, (ii) debentures issued by FDNE, (iii) Via Permanente use contracts and (iv) capital contribution by CSN and public shareholders. The approved investment for the work is R $ 7,542,000, and the balance of funds to be disbursed will be updated by the IPCA as of the April 2012 base date. If additional resources are needed, they will be made possible by CSN and / or third parties through the execution of Permanent Use of Contracts.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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The approved budget amount is composed as follows: Missão Velha - Salgueiro amounting to R $ 0.4 billion, Salgueiro - Trindade amounting to R $ 0.7 billion, Trindade - Eliseu Martins amounting to R $ 2.4 billion, Missão Velha - Port of Pecém amounting to R $ 3 billion, Salgueiro - Port of Suape amounting to R $ 4.7 billion, totaling R $ 11.2 billion. The project is currently in the process of budgetary adjustment whose proposed budget is in the order of R $ 13.2 billion.

The Company guarantees 100% of the financing obtained by TLSA from Banco do Nordeste / FNE and BNDES, as well as 50.97% of the debentures issued by the FDNE (considers 48.47% of corporate guarantee, 1.25% of letter of guarantee) for BNB and 1.25% corporate guarantee for BNB). Under the terms of the FDNE regulation approved by Federal Decree No. 6,952 / 2009, as well as the Investment Agreement signed with public shareholders / financiers, up to 50% of the debentures may be converted into shares of TLSA.

The Federal Audit Court - TCU, through a precautionary decision issued in May 2016, referring to the TC 012.179 / 2016 process, suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. After the appeal against the precautionary decision and the necessary explanations were provided, in June 2016, the preliminary decision issued by the TCU was revoked unanimously by the members of this court, and the continuity of the programmed contributions was restored.

By means of a new precautionary decision issued in January 2017, referring to case TC 012.179 / 2016, the Federal Court of Accounts - TCU suspended new transfers of public funds to TLSA by Valec Engenharia, Construções e Ferrovias SA, Fundo de Investimento do Nordeste - FINOR, Constitutional Financing Fund for the Northeast - FNE, Development Fund for the Northeast - FDNE, National Bank for Economic and Social Development - BNDES and BNDES Participações SA - BNDESPar. The Company has been providing the necessary clarifications to TCU and acting firmly so that the decision will be revoked soon, and the flow of programmed contributions will be reestablished.

The Company concluded in December 2019, according to the scheduled schedule, the engineering deliveries referring to the review of the projects of the sections to be executed, as well as the survey of the services already performed in the sections in progress and concluded ( as built ”), In order to allow the validation of the regulatory budget and the preparation of a revisited schedule. The Company awaits the analyzes to be carried out by the regulatory agency, which are in progress.

There is an administrative procedure before the National Transportation Agency (“ANTT”) that assesses the regular compliance with the Concession Agreement obligations by the Company. In this context, in 2020, ANTT proposed to the Federal Government the declaration of the expiry of the TLSA Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. ANTT’s recommendation, which was substantially contested by TLSA, does not bind the Granting Authority, nor does it end the discussion, as the evaluations of the Ministry of Infrastructure and the Presidency of the Republic are still pending. In addition, judicial review of the matter is also possible. The Company continues its activities to implement sections of the railway in the States of Piauí and Ceará and to preserve the sections already built, with a reasonable expectation that the continuity of its operations will be maintained.

There is an administrative procedure before ANTT that assesses the regular fulfillment of the obligations of the Concession Contract corresponding to Mesh II by the TLSA Concessionaire. ANTT’s technical area, in a unilateral opinion, understood that there was a breach of contractual obligations by the Concessionaire. The opinion of the technical area is under evaluation and, if the irregularity is proven, ANTT may apply the applicable penalties or recommend the declaration of forfeiture to the Presidency of the Republic, the procedure being in the investigation phase, with no definitive decision to date. the merit.

On September 16, 2020, the request for reconsideration and suspension of Judgment No. 67/2017 was filed with TCU, which determined the suspension of transfers of public funds to the project until the assessment of engineering projects and the determination of the regulatory budget by National Land Transport Agency - ANTT. In this reconsideration request, management requests that, in view of the exhaustion of Transnordestina’s measures to approve the budget for the project’s works and the indispensability of the resources provided for in the agreements that structured the project for its completion, the understanding contained in Judgment 67 / 2017, with the consequent immediate release of public resources under the responsibility of public sources. In the alternative, he requested that, if the release of public contributions is not granted, we require the immediate release of FINOR funds, since, regardless of their nature, they have the character of reimbursement of the amounts evidently applied by Transnordestina in the works, and cannot be subject to the suspension stipulated in Judgment No. 67/2017 - TCU.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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• FTL - Ferrovia Transnordestina Logística SA (Operational network)

In relation to Malha I, operated by FTL - Ferrovia Transnordestina Logística SA (“FTL”), there is an administrative procedure before the National Transport Agency (“ANTT”) that assesses the regular compliance with the Concession Contract obligations by the FTL Concessionaire. Due to a unilateral assessment, ANTT reported that FTL would have failed to comply with the TAC signed in 2013 due to the failure to meet the 2013 production target. In this context, the agency proposed to the Union the declaration of the expiry of the FTL Concession Contract and the initiation of an administrative proceeding within the scope of the Superintendence of Infrastructure and Railway Cargo Transport Services - SUFER. The Company continues to rely on ANTT’s positioning.

32.	INSURANCE

In order to adequately mitigate risks and in view of the nature of its operations, the Company and its Subsidiaries contract several different types of insurance policy. The policies are taken out in line with the Risk Management policy and are similar to the insurance taken out by other companies in the same industry in which CSN and its subsidiaries operate. The coverage of these policies includes: National Transport, International Transport, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrators Liability Insurance), General Liability, Engineering Risks, Named Risks, Export Credit, Insurance Warranty and Civil Liability Port Operator.

In 2020, after negotiations with insurers and reinsurers in Brazil and abroad, an Operational Risk Insurance Policy for Property Damage and Business Interruption was issued, effective from June 30, 2020 to June 30, 2021. Under the policy, the Maximum Indemnity Limit is US $ 600 million and the deductible is US $ 385 million for material damages and 45 days for loss of profits, covering the following units and subsidiaries of the Company: Usina Presidente Vargas, CSN Mineração SA and Sepetiba Tecon.

The risk assumptions adopted, given their nature, are not part of the scope of an audit of the financial statements, and consequently were not examined by our independent auditors.

33.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table presents additional information on transactions related to the statement of cash flows:

	Consolidated		Parent company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Income tax and social contribution paid	542,877	1,167,419
Addition to PP&E with interest capitalization (notes 11 and 28)	92,506	117,189	29,612	27,961
Initial adoption CPC 06 – Right of use		640,989		61,072
Remeasurement and addition – Right of use (note 11 a)	109,993	(151,558)	47,098	(13,626)
Addition to PP&E without adding cash	30,345	278,213
Capitalization in subsidiaries without cash	104,809		161,770	177,465
Addition to investment property without cash effect	61,597		61,597	57,846
	942,127	2,052,252	300,077	310,718

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34.	COMPREHENSIVE INCOME STATEMENT

	Consolidated		Parent company
	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Net income for the year	4,292,618	2,244,511	3,794,295	1,789,067

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	879	424	(604)	(1,663)
Actuarial (losses)/gains on defined benefit pension plan	132,059	(113,518)	133,673	(111,532)
	132,938	(113,094)	133,069	(113,195)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	581,175	32,922	581,175	32,922
(Loss)/gain on the percentage change in investments	6,102	(2,288)	6,102	(2,288)
(Loss)/gain on investments hedge in subsidiaries			(4,824)	2,472
(Loss)/gain on net investment hedge in foreign subsidiaries	(4,824)	2,472
(Loss)/gain on cash flow hedge accounting, net of taxes	(5,537,174)	(604,828)	(5,537,174)	(604,828)
Realization on cash flow hedge accounting reclassified to income statements, net of taxes	1,667,886	790,353	1,667,886	790,353
(Loss)/gain cash flow hedge accounting – “Platts” in subsidiaries, net of taxes			(477)
Cash flow hedge accounting - "Platts" reclassified to income upon realization, net of taxes	186,878
(Loss)/gain cash flow hedge accounting – “Platts”	(187,423)
	(3,287,380)	218,631	(3,287,312)	218,631

	(3,154,442)	105,537	(3,154,243)	105,436

Comprehensive income (loss) for the year	1,138,176	2,350,048	640,052	1,894,503

Attributable to:
Controlling shareholders	640,052	1,894,503	640,052	1,894,503
Non-controlling shareholders	498,124	455,545	-
	1,138,176	2,350,048	640,052	1,894,503

35.	SUBSEQUENT EVENTS

•	Prospectus for the Offering of CSN Mineração SA shares

On February 17, the Company released to the market the final prospectus of the public offering of primary and secondary distribution of common shares of its issuance, through B3 - Brasil, Bolsa, Balcão. The Offer will comprise (i) the primary distribution of 161,189,078 new Shares (“Primary Offer”); and (ii) the secondary distribution of, initially, 372,749,743 shares, with the possibility of adding up to 20% of additional shares held by all current shareholders and, also, up to 15% of additional shares held by the majority shareholder, CSN .

In the final prospectus of the Offer, the price per Share (“Price per Share”) is R $ 8.50, totaling R $ 1,370 million in primary shares and R $ 2,785 million in secondary shares. The Price per Share was fixed after the completion of the procedure for collecting investment intentions from institutional investors carried out in Brazil and abroad.

Upon the completion of the Offer, the Company’s shares were split in the proportion of 1:30, and consequently its share capital started to be represented by 5,430,057,060 (five billion, four hundred and thirty million, fifty-seven thousand and sixty) common shares, nominative and without value nominal, as approved by the Extraordinary General Meeting held on October 15, 2020.

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•	Debt reprofiling

In January 2021, the Company reprofiled part of export prepayment contracts in the amount of US$265 million, whose maturities in 2022 in the amount of US$79 million were postponed to 2023. In addition, the Company amortized R$315 million in NCEs whose maturities would occur over 2021.

Additionally, on February 12, 2021, the Company repurchased, for subsequent cancellation, 450,000 debentures from the 10th Issue in the amount of R$391 million. This repurchase corresponds to 23% of the debentures of that Issue.

•	Asset drop down for CSN Cimentos S.A.

On January 31, 2021, the Company concluded the drop down of the cement segment, with all assets and liabilities related to the cement business being transferred from CSN to its subsidiary recently incorporated CSN Cimentos S.A.

•	Increase in share capital

The Board of Directors, in a meeting held on February 22, 2021, approved the capitalization of part of the statutory reserve in the amount of R$1,500 million, without changing the number of shares, increasing the Company’s capital to R$6,040 million.

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11.1 Projections

The Company clarifies that the information disclosed in this item represents mere estimation, hypothetical data and in no way constitute a promise of performance on the part of the Company and/or its directors. The projections presented below involve market factors beyond the Company's control and, thus, may change.

a)	Projection object.

The Company estimates the following variables below.

b)   Projected period and projection validity

The projected period and expiration dates can be viewed in the table above in item 11.1 a), the numbers are always presented at the end of the fiscal year and duly published in the DFPs of each fiscal year.

c)	Projection assumptions: some variables can be influenced by external factors and may scape our control

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production considers our mining plan of 2021, with increased production of the central plant, on the other hand key factors such as sales prices and raw material inputs are outside the company's control.

d)	Forecast indicator values

The values can be found above in item 11.1 a).

11.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which of them are being repeated.

Estimates maintained:

Estimates replaced in the last 3 financial years:

CSN replaced in Dec/20 the projection of reaching 3,0x to 2.5x in the Net Debt/Adjusted EBITDA indicator at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching 2,5x to 2.0x in the indicator Net Debt/Adjusted EBITDA at the close of the annual balance sheet of 2021.

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CSN replaced in Dec/20 the projection of reaching Net Debt of R$23 billion by R$20 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of achieving Consolidated Adjusted EBITDA of R$9.75 billion by R$11.2 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection to achieve EBITDA in the Mining segment of R$7.3 billion by R$7.65 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching EBITDA in the Steel segment of R$1.6 billion by R$2.3 billion at the close of the 2020 annual balance sheet.

CSN replaced in Dec/20 the projection of reaching Consolidated CAPEX of R$1.5 billion for R$1.6 billion at the close of the 2020 annual balance sheet.

Company replaced in dec/20 estimated iron ore production volume in 2020 of 33Mton, against previous expectation of33-36Mton.

b) projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they have been abandoned or replaced.

2019

(i) Adjusted EBITDA 2019 was 3% below the projected R$7.5 billion, due to the lower mining result platts were below the Company's budget, as well as freight above projections.

(ii) Company estimated leverage measured by net debt ratio for adjusted EBITDA close to 3.0x at the end of 2019, when it reached 3.74x, that is, materially below the Company's initial estimates due to the exchange rate variation that strongly influenced the dollar debt, CAPEX slightly higher than expected, as well as the lower mining result due to the increase in freight and fall of Platts from the third quarter of 2019.

(iii) Iron ore production was 3% below the 33Mton projection due to excessive rainfall in the southeast region in November and December 2019.

(iv) Iron ore sales were 4% below the 40Mton projection due to lower ore production in the fourth quarter of 2019.

Below is a summary table about the evolution of projections during the last exercises, in line with the clarifications provided above:

Net Revenue	2016	2017	2018	1S2019	2019
Estimated	n.a.	18,000	22,230	n.a.	n.a.
Achieved	17,149	18,525	22,969	n.a.	n.a.
Variation %	n.a.	3%	3%	n.a.	-
Adjusted EBITDA	2016	2017	2018	1S2019	2019
Estimated	n.a.	5,000	5,574	n.a.	7,500
Achieved	4,075	4,645	5,849	n.a.	7,251
Variation %	n.a.	-7%	5%	n.a.	-3%
Leverage	2016	2017	2018	1S2019	2019
Estimated	n.a.	5.00x	n.a.	3.50x	3.00x
Achieved	6.32x	5.66x	4.55x	3.65x	3.74X
Variation %	n.a.	13%	n.a.	0.15x	0.74x
Iron Ore Production Volume	2016	2017	2018	1S2019	2019
Estimated	n.a.	n.a.	28,500	n.a.	33,000
Achieved	32,174	29,921	27,875	n.a.	32,090
Variation %	n.a.	n.a.	-2%	n.a.	-3%
Iron Ore Sales Volume	2016	2017	2018	1S19	2019
Estimated	n.a.	n.a.	n.a.	n.a.	40,000
Achieved	n.a.	n.a.	n.a.	n.a.	38,545
Variation %	n.a.	n.a.	n.a.	n.a.	-4%
*E = Estimated
**n.a. = not rated

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2020

Andin relation to the largest deviations above and below the expectation, follow our evaluations.

¹Mining EBITDA – the R$541 million variation above expected was due to the higher iron ore price during 4Q20.

²Production Volume – the negative variation of 2,3Mton was due to rains, pandemic impacts and lower availability of iron ore compared to expected.

c) projections for periods still in progress, to inform whether the projections remain valid on the date of delivery of the form and, where appropriate, to explain why they have been abandoned or replaced.

Ongoing and valid estimates:

Replaced estimates:

CSN replaced on 22/02/2021 the projection of reaching 2,0x to 1,0x in the indicator Net Debt/Adjusted EBITDA at the close of the annual balance sheet of 2021.

CSN replaced on 02/22/2021 the projection of reaching R$20 billion to R$15 billion Net Debt at the close of the 2021 annual balance sheet.

Estimates abandoned in the last 3 exercises:

1Q20

CSN estimates production volume (old methodology adds only to own production) of iron ore at, 31.2 Mton in 2021, 36.6 Mton in 2022 and 38.0 Mton in 2023. The Company no longer demonstrates its own production volume in isolation, since the first quarter, own production has been consolidated with the purchase of ore from third parties.

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Independent Auditor’s Report on the Financial Information

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

To the Management, Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo - SP

Opinion

1.	We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“Company”), identified as Parent and consolidated, respectively, which comprise the balance sheet as of December 31, 2020, and the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.
2.	In our opinion, the individual and consolidated financial statements present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2020, and its individual and consolidated financial performance and individual and consolidated cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

3.	We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter

Ability of the jointly controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 10.d) to the individual and consolidated financial statements, which describes the percentage of completion of the new railway network by the jointly controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA´s shareholders and third parties. These events and conditions, together with other issues described in said Note indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our opinion is not qualified regarding this matter.

Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters. In addition to the matter described in the “Continuity of jointly controlled subsidiary Transnordestina Logística S.A. as a going concern” section, we determined that the matters described below are the key audit matters that should be communicated in our report.

1. Financial leverage and risk of liquidity and going concern (Notes 1 and 13)

Why the matter was determined to be a KAM

A substantial part of the funds and investments necessary for the development of the Company’s activities derives from financing. As of December 31, 2020, the amount of borrowings, financing and debentures with third parties, recognized in current and noncurrent liabilities amounted to R$28,282 million (Parent) and R$35,271 million (consolidated).

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As the main item accounting for the high financial leverage, for financial instrument liabilities represented by borrowings, financing and debentures, Management plans to restructure debts and decrease the financial leverage by selling non-strategic assets (Note 1). In the current year, this matter was again considered a critical and risk area in our audit approach due to its relevance for the continuity of the Company’s operations and the materiality of the debts in relation to the financial statements as a whole. Additionally, borrowings, financing and debentures require, in some cases, compliance with covenants and other restrictive conditions which, if not met, may cause the individual and consolidated financial statements to be materially misstated.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

•	Understand the policies and measures adopted by Management to manage and prepare the cash flow;
•	Discuss, with Management, the business plan and actions taken to renegotiate debts;
•	Evaluate the design of the internal control framework implemented by Management to control and recognize the liabilities arising from borrowings, financing and debentures;
•	Test the changes in new capitalization and amortization, recalculate finance charges and evaluate the classification between current and noncurrent liabilities;
•	Mail confirmation letter to confirm balances with creditors and trustees;
•	Perform an analysis and adherence tests with respect to covenants and restrictive contractual clauses to confirm that the Company was performing (and, in case of default, confirm that the effects thereof on the individual and consolidated financial statements were properly recorded);
•	Check if the criteria to meet accounting standards over discontinued operations and assets for sale were complied with by the Company’s Management;
•	Analyze the disclosures required in the individual and consolidated financial statements.

As a result of auditing procedures performed, we understand that the criteria end assumptions adopted by the Company to recognize borrowings, financing and debentures and its evaluation of the Company’s ability to continue as a going concern were appropriately addressed and disclosed in the context of the individual and consolidated financial statements taken as a whole.

2. Recoverable value of the investment in jointly controlled subsidiary (Note 10)

Why the matter was determined to be a KAM

The Company has investment in jointly controlled subsidiary Transnordestina Logística S.A. (“TLSA”) as of December 31, 2020, including gain on loss of control, in the amount of R$1,431 million, whose recoverable value should be tested for impairment annually, as required by technical pronouncement CPC 01(R-1) – Impairment of assets. As mentioned in such note, the jointly controlled subsidiary performs impairment tests, which involves a high degree of subjectivity and judgment by Management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. The Company, as an investor, also conducts its evaluation, under a method that considers the investee’s capacity to distribute dividends, named Dividend Discount Model, which considers the flow of dividends discounted at present value using the equity capital in addition to other metrics and risks factors that increase the discount rate used. Accordingly, in the audit of the current year, this matter was again considered an area of risk due to the uncertainty inherent in the process of determining the estimates and judgments involved in preparing future cash flows discounted to present value, such as projections of market demand, operating margins and discount rates that may significantly change the expected realization of the asset.

How the matter was addressed in the audit of the individual and consolidated financial statements

Our audit procedures included, among others:

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•	Evaluate the design of internal control framework implemented by Management related to impairment testing;
•	Examine the analysis prepared by Management, supported by our internal specialists to verify the reasonableness of the model used in Management’s assessment;
•	Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;
•	Check and inquire the Company’s Management and TLSA’s executives of the progress of the discussions for release of funds by controlling shareholders so that works may be resumed and release of funds by Federal Government agencies and related entities;
•	Analyze the disclosures required in the individual and consolidated financial statements;
•	Evaluate if the disclosures in notes are consistent with the information and representations obtained from Management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

3. Realization of deferred tax assets (Notes 18.b and 18.c)

Why the matter was determined to be a KAM

The Company and its subsidiaries have balances of deferred income tax and social contribution assets substantially related to tax losses, negative social contribution base and temporary differences arising from temporary provisions recognized. These balances of deferred taxes were recognized based on studies that contain projections of future taxable income. As of December 31, 2020, the amount of deferred tax assets recognized in noncurrent assets was R$3,800 million (Parent) and R$3,875 million (consolidated).

Considering that the annual evaluation for the recoverability of these assets involves, among others, the use of critical judgment, not always objective, which implies subjectivity in relation to the projections of results (such as taxable income, cash flow projections and future economic events, in addition to the fact that projects include estimates relating the performance of the Brazilian and global economy, taking into account sales volumes and prices and tax rates, among others), actual data and amounts may differ from the estimates.

Therefore, the use of different assumptions may significantly change the expected realization of these assets and may require the additional recognition of impairment on such assets, which would consequently impact the financial statements. Due to these aspects, this issue was considered a key audit matter.

How the matter was addressed in the audit of the individual and consolidated financial statements

We performed the following auditing procedures, among others:

•   Evaluate the design of internal control framework implemented by Management related to the analysis of the impairment of deferred tax assets;

•   Examine the analysis prepared by Management, supported by our internal specialists, to evaluate the logical and arithmetic adequacy of the cash flow projections as well as test the consistency of the key information and assumptions used in the projections of future taxable income and cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market inputs;

•   Discuss, with Management, the business plan and actions taken to renegotiate debts;

•   Ongoing challenge of the assumptions used by Management in order to corroborate if there are assumptions not consistent and/or that might be revised;

•   Examine, supported by our internal tax specialists, the calculation basis of the tax losses and negative social contribution base as well as that of the temporary differences, and match them to the corresponding tax bookkeeping;

•   Analyze the disclosures required in the individual and consolidated financial statements.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of the deferred tax assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

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Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management, the presentation of which is required by Brazilian Corporate Law for public companies and considered supplemental information by IFRS, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBCTG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and auditor’s report thereon

4.	The Company’s Management is responsible for this other information that is included in the Management Report.
5.	Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.
6.	In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of Management and those charged with governance for the individual and consolidated financial statements

7.	The Company’s Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
8.	In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless Management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.
9.	Those charged with the Company’s and its subsidiaries’ governance are those responsible for overseeing the financial reporting process in preparing the individual and consolidated financial statements.

Auditor’s responsibility for the audit of the individual and consolidated financial statements

10.	Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
11.	As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition, we:

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•   Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control;

•   evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management;

•   Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

•   Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

•   Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

12.	We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.
13.	We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 22, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

The members of the Fiscal Council of Companhia Siderúrgica Nacional, in compliance with the legal provisions of art. 163 of the Law 6404/76 and in the performance of its legal and statutory duties, met and examined (i) the Management Report; (ii) the Financial Statements for the Fiscal Year ended 2020; and (iii) the Allocation of Results for 2020 and, in clarifications provided by the Company's Board of Executive Officers and the independent auditors, Grant Thornton Auditores Independentes, as well as the information and clarifications received during the financial year, unanimously, they gave their favorable opinion regarding these documents and advise their approval at the Company's Annual General Shareholders' Meeting. They also examined, in compliance with the legal provisions of art. 166, paragraph 2, of the Law 6404/76 the proposed capital increase of the Company in the total amount of R$1.500.000,00 (one billion and five hundred million reais), without the issuance of new shares, through the capitalization of part of the profit reserves, and unanimously opined that said capital increase is in condition to be resolved by the Company’s Board of Directors.

São Paulo, February 22, 2021.

Tufi Daher Filho

Chairman

Valmir Pedro Rossi

Member

André Coji

Member”

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Opinions and Statements / Opinion or Summary Report, if any, of the Audit Committee

(statutory or otherwise)

The Audit Committee met to review the Company's Financial Statements for the fiscal year ended December 31, 2020.

Afterward, the Audit Committee received the representatives of Grant Thornton Independent Auditors, that reported the conclusion of the Company’s Financial Statement auditing process for the fiscal year ended December 31,2020.

After reviewing and discussing about the audited Financial Statements and the Annual Management Report for the year ended December 31, 2020, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and can be referred to the Board of Directors and subsequently shall be submitted to the approval by the Company's Annual General Shareholders' Meeting.

São Paulo, February 22, 2021.

Antonio Bernardo Vieira Maia

Yoshiaki Nakano

Miguel Ethel Sobrinho

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended December 31,2020.

São Paulo, February 22, 2021.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Eduardo Guardiano Leme Gotilla

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended December 31, 2020.

São Paulo, February 22, 2021.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Eduardo Guardiano Leme Gotilla

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.